As filed with the Securities and Exchange Commission on January 3, 2007
Registration No. 333-137658

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5
to
FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

AEROVIRONMENT, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3721 (Primary Standard Industrial Classification Code Number)	95-2705790 (I.R.S. Employer Identification Number)

181 W. Huntington Drive, Suite 202
Monrovia, CA 91016
(626) 357-9983
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Timothy E. Conver
President and Chief Executive Officer
AeroVironment, Inc.
181 W. Huntington Drive, Suite 202
Monrovia, CA 91016
(626) 357-9983
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Craig M. Garner, Esq. Michael E. Sullivan, Esq. Latham & Watkins LLP 12636 High Bluff Drive, Suite 400 San Diego, CA 92130 (858) 523-5400	Andrew J. Pitts, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class	Amount to	Aggregate Offering	Aggregate Offering	Amount of
of Securities to be Registered	be Registered(1)	Price per Share(2)	Price(2)	Registration Fee
Common Stock, $0.0001 par value	7,705,000	$16.00	$123,280,000	$13,191(3)

(1)	Includes 1,005,000 shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

(3)	Of this amount, $12,305 has been previously paid by the registrant.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated January 3, 2007.

6,700,000 Shares

AeroVironment, Inc.

Common Stock

This is an initial public offering of shares of common stock of AeroVironment, Inc.

AeroVironment, Inc. is offering 4,536,306 of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 2,163,694 shares. AeroVironment will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $14.00 and $16.00. AeroVironment has applied to have the common stock approved for listing on the Nasdaq Global Market under the symbol “AVAV.”

See “Risk Factors” on page 7 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to AeroVironment, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than 6,700,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,005,000 shares from the selling stockholders and AeroVironment, Inc. at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on          , 2007.

Goldman, Sachs & Co.
Friedman Billings Ramsey
Jefferies Quarterdeck
Raymond James
Stifel Nicolaus
Thomas Weisel Partners LLC

Prospectus dated            , 2007.

Developing and Delivering Technologically-Advanced Unmanned Aircraft Systems

INTELLIGENCE
RECONNAISSANCE
TARGET ACQUISITION
SURVEILLANCE
AV
aerovironment

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In this prospectus, all references to “AeroVironment,” “we,” “us” and “our” refer to AeroVironment, Inc. and its subsidiaries, unless the context otherwise requires or where indicated.

AEROVIRONMENT, INC.

Overview

We design, develop, produce and support a technologically-advanced portfolio of small unmanned aircraft systems that we supply primarily to organizations within the U.S. Department of Defense, and fast charge systems for electric industrial vehicle batteries that we supply to commercial customers. We derive the majority of our revenue from these two business areas, and we believe that both the small unmanned aircraft systems, or UAS, and fast charge markets are in the early stages of development and have significant growth potential. Additionally, we believe that some of the innovative potential products in our research and development pipeline will emerge as new growth platforms in the future, creating market opportunities. The success we have achieved with our current products stems from our ability to invent and deliver advanced solutions, utilizing our proprietary technologies, that help our government and commercial customers operate more effectively and efficiently. Our core technological capabilities, developed through 35 years of innovation, include lightweight aerostructures and electric propulsion systems, efficient electric energy systems and storage, high-density energy packaging, miniaturization, controls integration and systems engineering optimization. We helped to pioneer and are now a leader in the markets for small UAS and fast charge systems, and we have experienced annual revenue growth rates of 121% and 33% for the fiscal years ended April 30, 2005 and 2006, respectively, and a compound annual revenue growth rate of 71% for the three-year period ended April 30, 2006.

Our small UAS are well positioned to support the transformational strategy of the U.S. Department of Defense, or DoD, the purpose of which is to convert the military into a smaller, more agile force that operates through a network of observation, communication and precision targeting technologies, and its efforts to prosecute the global war on terror, which have increased the need for real-time, visual information in new operational environments. Our small UAS, including Raven, Dragon Eye, Swift, Wasp and Puma, are designed to provide valuable intelligence, surveillance and reconnaissance, or ISR, directly to the small tactical unit, or individual “warfighter” level, thereby increasing flexibility in mission planning and execution. Our small unmanned aircraft wirelessly transmit critical live video and other information generated by their payload of electro-optical or infrared sensors, enabling the operator to view and capture images, during the day or at night, on a hand-held ground control unit. We also provide training by our highly-skilled instructors, who typically have extensive military experience, and continuous refurbishment and repair services for our products.

We designed all of our small UAS to be man-portable, launchable by one person and operated through a hand-held control unit. Our small UAS are electrically powered, configured to carry electro-optical or infrared sensors, provide real-time situational awareness and intelligence, fly quietly at speeds reaching 50 miles per hour and travel up to 20 miles from their launch location on a modular, replaceable battery pack. These characteristics make them well suited for reconnaissance, surveillance, target acquisition and battle damage assessment operations. We believe that our small UAS capabilities, combined with our high level of service, logistical support and training, have enabled us to win both competitively bid U.S. military small UAS programs of record as of October 28, 2006.

Our PosiCharge products and services are designed to improve productivity and safety for operators of electric industrial vehicles, such as forklifts and airport ground support equipment, by improving battery and fleet management. In multi-shift fleet operations, traditional charging systems require users to exchange vehicle batteries throughout the day because these batteries discharge their energy through vehicle usage and there is insufficient vehicle downtime to recharge them during a shift. Changing these batteries, which can weigh as much as 3,500 pounds, requires labor time and dedicated battery changing rooms that consume valuable floor space. PosiCharge utilizes our proprietary technology in energy and battery management to recharge electric industrial vehicle batteries rapidly during regularly scheduled breaks or other times the vehicle is not in service, eliminating the costly and time-consuming process of removing and replacing the battery. PosiCharge is able to recharge a typical electric industrial vehicle battery up to six times faster than a conventional charger. Utilizing its current, voltage and temperature management capabilities, PosiCharge eliminates the need to cool batteries after normal charging, which can take up to eight hours, thereby allowing the vehicles to quickly return to operation after the charging process. These capabilities can also serve to enhance battery performance and lifespan. To date, PosiCharge fast charge systems have been purchased and installed by a diverse group of customers that includes Ford Motor Company, SYSCO Corporation, Southwest Airlines and IKEA. As of October 28, 2006, our PosiCharge fast charge systems serviced over 5,000 electric industrial vehicles. We estimate that approximately 1.0 million electric industrial vehicles currently operate in North America, including over 100,000 new vehicles that we estimate were shipped in 2005.

Research and development activities are integral to our business, and we follow a disciplined approach to investing our resources to create new technologies and solutions. These activities are funded both externally by customers and internally. A fundamental part of this approach is a well-defined screening process that helps business managers identify commercial opportunities that support current or desired technological capabilities. Our UAS research and development activities focus specifically on creating capabilities that support our existing small UAS product portfolio as well as new UAS platforms. Our Energy Technology Center also engages in research and development in support of our existing product lines as well as to develop solutions for other markets such as renewable energy.

For the fiscal year ended April 30, 2006, we generated revenue of $139.4 million, income from operations of $15.9 million and net income of $11.2 million. For the six months ended October 28, 2006, we generated revenue of $76.7 million, income from operations of $9.9 million and net income of $6.3 million. As of October 28, 2006, we had funded backlog of $69.5 million and estimated unfunded backlog of $491.5 million. Funded backlog consists of unfilled firm orders for which funding currently is appropriated to us under the contract by the customer, and unfunded backlog consists of the remaining potential order amounts under indefinite delivery indefinite quantity contracts. IDIQ contracts do not obligate the U.S. government to purchase goods or services.

Our Strategy

We intend to grow our business by maintaining leadership in the growing markets for small UAS and fast charge systems and by creating new products that enable us to enter and lead new markets. Key components of this strategy include the following:

•	Expand our current solutions to existing and new customers. Our small UAS and PosiCharge products and services are leaders in their respective North American markets. We intend to increase the penetration of our small UAS products within the U.S. military, the militaries of allied nations and non-military U.S. customers. We believe that the increased use of our small UAS in the U.S. military will be a catalyst for increased demand by allied countries, and that our efforts to pursue new applications will help to create non-military opportunities. We similarly intend to increase the penetration of PosiCharge to existing and new customers in North America and globally. Early adopters of PosiCharge are now deploying it in additional facilities throughout their enterprises while its adoption is increasing among new customers and new industry segments, such as food and logistics.

•	Deliver innovative solutions. Innovation is the primary driver of our growth. We plan to continue research and development efforts to enable us to satisfy our customers through better, more capable products and services, both in response to and in anticipation of their needs. We believe that by continuing to invest in research and development, we will continue to deliver innovative, new products that address market needs within and outside of our current target markets, enabling us to create new opportunities for growth.

•	Foster our entrepreneurial culture and continue to attract, develop and retain highly-skilled personnel. We have created a corporate culture that encourages innovation and an entrepreneurial spirit, which helps to attract highly-skilled professionals. We intend to nurture this culture to encourage the development of the innovative, highly technical solutions that give us our competitive advantage. A core component of our culture is the demonstration of trust and integrity in all of our interactions, contributing to a positive work environment and engendering trust among our customers.

•	Preserve our agility and flexibility. We are able to respond rapidly to evolving markets and deliver new products and system capabilities quickly, efficiently and affordably. We believe that this ability helps us to strengthen our relationships with customers. We intend to maintain our agility and flexibility, which we believe to be important sources of differentiation when we compete against larger and better-funded competitors.

Our History

Our company was founded by Dr. Paul B. MacCready, the Chairman of our board of directors and an internationally renowned innovator who was instrumental in creating our culture. For over 35 years, this culture has enabled us to attract and retain highly-motivated, talented employees and has established our reputation as an innovator. This reputation for innovation has been acknowledged through a variety of awards and special citations, including Oak Ridge National Laboratory’s Small Business Innovator award in 2002, a “Cool Companies” award from Fortune Magazine in 2004, the World Technology Award for Energy in 2004, a Sustained Excellence by a Performer award in 2005 from the Defense Advanced Research Projects Agency, or DARPA, and Automotive News’s PACE award in 2006.

Corporate Information

We were incorporated in California in July 1971 and reincorporated in Delaware in December 2006 in connection with this offering. Our principal executive offices are located at 181 W. Huntington Drive, Suite 202, Monrovia, California 91016, and our telephone number is (626) 357-9983. Our website address is http://www.avinc.com. The information on, or accessible through, our website is not part of this prospectus and should not be relied upon in determining whether to make an investment in our common stock.

AeroVironment® and PosiCharge® are registered trademarks of AeroVironment, Inc. This prospectus also includes other registered and unregistered trademarks of AeroVironment, Inc. and other persons.

You should carefully consider the information contained in the “Risk Factors” section of this prospectus beginning on page 7 before you decide to purchase our common stock.

THE OFFERING

Common stock offered by AeroVironment	4,536,306 shares

Common stock offered by the selling stockholders	2,163,694 shares

Common stock to be outstanding after this offering	18,156,483 shares

Use of proceeds	We intend to use the net proceeds from this offering for working capital and other general corporate purposes, including to finance research and development of new products, sales and marketing activities, opportunistic acquisitions and other capital expenditures. We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds” for more information.

Dividend policy	We currently intend to retain all future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

Proposed Nasdaq Global Market symbol	AVAV

The number of shares of common stock to be outstanding after this offering is based on shares outstanding as of October 28, 2006 and excludes the following:

•	3,515,029 shares of common stock issuable upon the exercise of options outstanding as of October 28, 2006 at a weighted average exercise price of $1.16 per share; and

•	3,684,157 shares of common stock reserved for future issuance under our 2006 equity incentive plan, which will become effective on the day prior to the day on which we become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, which we refer to herein as the Exchange Act.

Except as otherwise indicated, all information in this prospectus assumes the following:

•	no exercise by the underwriters of their option to purchase up to an additional 1,005,000 shares of common stock to cover over-allotments;

•	no exercise of outstanding options after October 28, 2006;

•	the filing of our amended and restated certificate of incorporation and amended and restated bylaws upon completion of this offering; and

•	a 7.0378-for-one stock split of our common stock to be effected before the completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table provides a summary of our consolidated financial data for the periods indicated. The summary historical consolidated financial data for each of the fiscal years ended April 30, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements. The summary historical consolidated financial data for the six months ended October 29, 2005 and October 28, 2006 have been derived from our unaudited consolidated financial statements. You should read this information together with our consolidated financial statements and related notes, “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

				Six Months Ended
	Fiscal Year Ended April 30,			Oct. 29,	Oct. 28,
	2004	2005	2006	2005	2006
				(Unaudited)
	(In thousands, except share and per share data)

Consolidated Income Statement Data:
Revenue	$47,680	$105,155	$139,357	$73,301	$76,746
Cost of sales	33,122	58,549	82,598	44,484	46,990

Gross margin	14,558	46,606	56,759	28,817	29,756

Research and development	1,715	9,799	16,098	7,081	7,021
Selling, general and administrative	9,725	16,733	24,810	11,250	12,867

Income from operations	3,118	20,074	15,851	10,486	9,868
Interest income	2	61	333	63	353
Interest expense	(90)	(110)	(127)	(59)	(6)

Income before income taxes	3,030	20,025	16,057	10,490	10,215
Income tax expense	859	5,455	4,849	3,143	3,956

Net income	$2,171	$14,570	$11,208	$7,347	$6,259

Earnings per common share(1):
Basic	$0.19	$1.15	$0.86	$0.57	$0.46
Diluted	$0.18	$1.05	$0.75	$0.49	$0.40
Weighted average common shares outstanding(1):
Basic	11,538,776	12,674,585	13,011,639	12,937,862	13,620,177
Diluted	12,094,178	13,847,223	14,873,651	14,865,776	15,584,174
Pro forma earnings per common share(1)(2):
Basic			$0.64		$0.34
Diluted			$0.58		$0.31
Pro forma weighted average common shares outstanding(1)(2):
Basic			17,547,945		18,156,483
Diluted			19,409,957		20,120,480

	As of October 28, 2006
	Actual	As Adjusted(3)
Consolidated Balance Sheet Data:	(Unaudited, in thousands)

Cash and cash equivalents	$13,178	$75,459
Restricted cash(4)	389	389
Working capital	35,391	97,672
Total assets	63,875	126,156
Total liabilities	22,891	22,891
Total stockholders’ equity	40,984	103,265

(1)	Earnings per common share and weighted average common shares outstanding give effect to a 7.0378-for-one split of our common stock to be effected prior to the completion of this offering.

(2)	Pro forma earnings per common share and pro forma weighted average common shares outstanding give effect to our sale of 4,536,306 shares of our common stock in connection with this offering, as if such transaction was completed on May 1, 2005.

(3)	The as adjusted consolidated balance sheet data reflect our receipt of estimated net proceeds from our sale of 4,536,306 shares of common stock that we are offering at an assumed public offering price of $15.00 per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated discounts and commissions and estimated offering expenses payable by us.

(4)	Restricted cash represents deposits with a bank to secure standby letters of credit established for the benefit of our customers. As of October 28, 2006, there were no claims against these letters of credit.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in our common stock. If any of the following risks actually materializes, then our business, financial condition and results of operations would suffer. The trading price of our common stock could decline as a result of any of these risks, and you might lose all or part of your investment in our common stock. You should read the section entitled “Special Note Regarding Forward-Looking Statements” immediately following these risk factors for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this prospectus.

Risks Related to Our Business

We rely heavily on sales to the U.S. government, particularly to agencies of the Department of Defense.

Historically, a significant portion of our total sales and substantially all of our small UAS sales have been to the U.S. government and its agencies. Sales to the U.S. government, either as a prime contractor or subcontractor, represented approximately 82% of our revenue for the fiscal year ended April 30, 2006. The U.S. Department of Defense, or DoD, our principal U.S. government customer, accounted for approximately 77% of our revenue for the fiscal year ended April 30, 2006. We believe that the success and growth of our business for the foreseeable future will continue to depend on our ability to win government contracts, in particular from the DoD. Many of our government customers are subject to budgetary constraints and our continued performance under these contracts, or award of additional contracts from these agencies, could be jeopardized by spending reductions or budget cutbacks at these agencies. The funding of U.S. government programs is uncertain and dependent on continued congressional appropriations and administrative allotment of funds based on an annual budgeting process. We cannot assure you that current levels of congressional funding for our products and services will continue. Furthermore, all of our contracts with the U.S. government are terminable by the U.S. government at will. A significant decline in government expenditures generally, or with respect to programs for which we provide products, could adversely affect our business and prospects. Our operating results may also be negatively impacted by other developments that affect these government programs generally, including the following:

•	changes in government programs that are related to our products and services;

•	adoption of new laws or regulations relating to government contracting or changes to existing laws or regulations;

•	changes in political or public support for security and defense programs;

•	delays or changes in the government appropriations process;

•	uncertainties associated with the war on terror and other geo-political matters; and

•	delays in the payment of our invoices by government payment offices.

These developments and other factors could cause governmental agencies to reduce their purchases under existing contracts, to exercise their rights to terminate contracts at-will or to abstain from renewing contracts, any of which would cause our revenue to decline and could otherwise harm our business, financial condition and results of operations.

Military transformation and operational levels in Afghanistan and Iraq may affect future procurement priorities and existing programs, which could limit demand for our unmanned aircraft systems.

Following the end of the Cold War, the U.S. military began a transformation of its operational concepts, organizational structure and technologies in an effort to improve warfighting capabilities. The resulting shift in procurement priorities toward achieving these capabilities, together with the current high level of operational activity in Afghanistan and Iraq, have led to an increase in demand for our small UAS. We cannot predict whether current or future changes in priorities due to defense transformation or continuation of the current nature and magnitude of operations in Afghanistan and Iraq will afford new opportunities for our small UAS business in terms of existing, additional or replacement programs. Furthermore, we cannot predict whether or to what extent this defense transformation or current operational levels in Afghanistan or Iraq will continue. If defense transformation or operations in Afghanistan and Iraq cease or slow down, then our business, financial condition and results of operations could be harmed.

We operate in evolving markets, which makes it difficult to evaluate our business and future prospects.

Unmanned aircraft systems, fast charge systems and other energy technologies that we offer are sold in new and rapidly evolving markets. Accordingly, our business and future prospects are difficult to evaluate. We cannot accurately predict the extent to which demand for our products will increase, if at all. Prior to investing, you should consider the challenges, risks and uncertainties frequently encountered by companies in rapidly evolving markets. These challenges include our ability to do the following:

•	generate sufficient revenue to maintain profitability;

•	acquire and maintain market share;

•	manage growth in our operations;

•	develop and renew contracts;

•	attract and retain additional engineers and other highly-qualified personnel;

•	successfully develop and commercially market new products;

•	adapt to new or changing policies and spending priorities of governments and government agencies; and

•	access additional capital when required and on reasonable terms.

If we fail to address these and other challenges, risks and uncertainties successfully, our business, results of operations and financial condition would be materially harmed.

We face competition from other firms, many of which have substantially greater resources.

The defense industry is highly competitive and generally characterized by intense competition to win contracts. Our current principal small UAS competitors include Advanced Ceramics Research, Inc., Applied Research Associates, Inc., Elbit Systems Ltd., L-3 Communications Holdings Inc. and Lockheed Martin Corporation. We do not view large UAS such as Northrop Grumman Corporation’s Global Hawk, General Atomics, Inc.’s Predator, The Boeing Company’s ScanEagle and AAI Corporation’s Shadow as direct competitors because they perform different missions and are not hand launched and controlled, although we cannot be certain that these platforms will not become direct competitors in the future. Some of these firms have substantially greater financial, management, research and marketing resources than we have. The primary direct competitors to our PosiCharge business are other fast charge suppliers, including Aker Wade Power Technologies LLC, Minit-Charger, a subsidiary of Edison International, and PowerDesigners, LLC, as well as industrial battery manufacturers who distribute fast charge systems from these suppliers. Our competitors may be able to provide customers with different or greater capabilities or benefits than we can provide in areas such as technical qualifications, past contract performance, geographic presence, price and the availability of key professional personnel, including those with security clearances. Furthermore, many of our competitors may be able to utilize their substantially greater resources and economies of scale to develop competing products and technologies, divert sales away from us by winning broader contracts or hire away our employees by offering more lucrative compensation packages. In the event that the market for unmanned aircraft systems, or UAS, expands, we expect that competition will intensify as additional competitors enter the market and current competitors expand their product lines. In order to secure contracts successfully when competing with larger, well-financed companies, we may be forced to agree to contractual terms that provide for lower aggregate payments to us over the life of the contract, which could adversely affect our margins. In addition, larger diversified competitors serving as prime contractors may be able to supply underlying products and services from affiliated entities, which would prevent us from competing for subcontracting opportunities on these contracts. Our failure to compete effectively with respect to any of these or other factors could have a material adverse effect on our business, prospects, financial condition or operating results.

If the unmanned aircraft systems and fast charge systems markets do not experience significant growth, if we cannot expand our customer base or if our products do not achieve broad acceptance, then we will not be able to achieve our anticipated level of growth.

For the fiscal year ended April 30, 2006, unmanned aircraft systems and fast charge systems accounted for 80% and 14% of our total revenue, respectively. We cannot accurately predict the future growth rates or sizes of these markets. Demand for these types of systems may not increase, or may decrease, either generally or in specific markets, for particular types of products or during particular time periods. Moreover, there are only a limited number of major programs under which the U.S. military, our primary customer, is currently funding the development or purchase of unmanned aircraft systems. Although we are seeking to expand our customer base to include foreign governments, domestic non-military agencies and commercial customers, we cannot assure you that our efforts will be successful. The expansion of the unmanned aircraft systems and fast charge systems markets in general, and the market for our products in particular, depends on a number of factors, including the following:

•	customer satisfaction with these types of systems as solutions;

•	the cost, performance and reliability of our products and products offered by our competitors;

•	customer perceptions regarding the effectiveness and value of these types of systems;

•	limitations on our ability to market our small UAS products outside the United States due to U.S. government regulations;

•	obtaining timely regulatory approvals, including, with respect to our small UAS business, access to airspace and wireless spectrum; and

•	marketing efforts and publicity regarding these types of systems.

Even if unmanned aircraft systems and fast charge systems gain wide market acceptance, our products may not adequately address market requirements and may not continue to gain market acceptance. If these types of systems generally, or our products specifically, do not gain wide market acceptance, then we may not be able to achieve our anticipated level of growth and our revenue and results of operations would suffer.

If critical components of our products that we currently purchase from a small number of suppliers or raw materials used to manufacture our products become scarce or unavailable, then we may incur delays in manufacturing and delivery of our products, which could damage our business.

We obtain hardware components and various subsystems from a limited group of suppliers. We do not have long-term agreements with any of these suppliers that obligate them to continue to sell components or products to us. For example, L-3 Communications Holdings Inc., which is one of our competitors, and Rockwell Collins are currently the sole suppliers of our downlink transmitters/receivers and GPS modules, respectively, for several of our small UAS products, including Raven. In addition, Miller Electric is the sole supplier of the power sources for the PosiCharge ELT product line, and Bruno Bassi is the sole supplier of the PosiCharge SVS product line. We also have several sole suppliers of PosiCharge components and subsystems, such as Accurate Electronics, which supplies multiple items, including display panels and power stages. Our reliance on these suppliers involves significant risks and uncertainties, including whether our suppliers will provide an adequate supply of required components of sufficient quality, will increase prices for the components and will perform their obligations on a timely basis.

In addition, certain raw materials and components used in the manufacture of our products are periodically subject to supply shortages, and our business is subject to the risk of price increases and periodic delays in delivery. For example, the airframes for our small UAS are made from certain nylon composites, which experienced restrictions in available supply in 2005 due to increased worldwide demand. Similarly, the market for electronic components is subject to cyclical reductions in supply. If we are unable to obtain components from third-party suppliers in the quantities and of the quality that we require, on a timely basis and at acceptable prices, then we may not be able to deliver our products on a timely or cost-effective basis to our customers, which could cause customers to terminate their contracts with us, increase our costs and seriously harm our business, results of operations and financial condition. Moreover, if any of our suppliers become financially unstable, then we may have to find new suppliers. It may take several months to locate alternative suppliers, if required, or to redesign our products to accommodate components from different suppliers. We may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if we lose any of these sources or are required to redesign our products. We cannot predict if we will be able to obtain replacement components within the time frames that we require at an affordable cost, if at all.

Any efforts to expand our product offerings beyond our current markets may not succeed, which could negatively impact our operating results.

We have focused on selling our small unmanned aircraft systems to the U.S. military and our fast charge systems to large industrial electric vehicle fleet operators primarily in North America. We plan, however, to seek to expand our unmanned aircraft systems sales into other government and commercial markets and our fast charge systems sales into international markets. Efforts to expand our product offerings beyond the markets that we currently serve may divert management resources from existing operations and require us to commit significant financial resources to unproven businesses that may not generate additional sales, either of which could significantly impair our operating results.

Our failure to obtain necessary regulatory approvals from the Federal Aviation Administration may prevent us from expanding the sales of our small UAS to non-military customers in the United States and require us to incur additional costs in the testing of our products.

Regulations of the Federal Aviation Administration, or FAA, currently require that small UAS comply with the rules for radio-controlled hobby aircraft. These rules require small UAS to maintain flight altitude within 400 feet above the ground, and operators to maintain line of sight with the aircraft at all times it is in flight. These regulations prevent or inhibit the use of our small UAS in certain civil and commercial applications. The FAA is in the process of drafting updated regulations specifically for small UAS operations, but we cannot assure you that these regulations will allow the use of our small UAS by potential civilian and commercial customers. If the FAA does not modify its regulations to enable the civilian and commercial use of small UAS, we may not be able to expand our sales of UAS beyond our military customers, which could harm our business prospects.

Recently, the Defense Contract Management Agency, or DCMA, informed us that, under the terms of our DoD contracts, the government parties with whom we are contracting are required to obtain a certificate of authorization for flight tests of our small UAS outside of military installations. If our DoD customers are unable to obtain such a certificate, we may not be able to perform our flight tests without incurring the additional costs of transporting our small UAS products to military installations, which could impair our operating results.

The markets in which we compete are characterized by rapid technological change, which requires us to develop new products and product enhancements, and could render our existing products obsolete.

Continuing technological changes in the market for our products could make our products less competitive or obsolete, either generally or for particular applications. Our future success will depend upon our ability to develop and introduce a variety of new capabilities and enhancements to our existing product offerings, as well as introduce a variety of new product offerings, to address the changing needs of the markets in which we offer our products. Delays in introducing new products and enhancements, the failure to choose correctly among technical alternatives or the failure to offer innovative products or enhancements at competitive prices may cause existing and potential customers to purchase our competitors’ products.

If we are unable to devote adequate resources to develop new products or cannot otherwise successfully develop new products or enhancements that meet customer requirements on a timely basis, our products could lose market share, our revenue and profits could decline, and we could experience operating losses.

We expect to incur substantial research and development costs and devote significant resources to identifying and commercializing new products, which could significantly reduce our profitability and may never result in revenue to us.

Our future growth depends on penetrating new markets, adapting existing products to new applications, and introducing new products that achieve market acceptance. We plan to incur substantial research and development costs as part of our efforts to design, develop and commercialize new products and enhance existing products. We spent $16.1 million, or 12% of our revenue, in fiscal year 2006 on research and development activities and expect to continue to spend significant funds on research and development in the future. We expect to utilize a portion of the proceeds of this offering and cash flow from operations to fund our research and development, although we may also utilize borrowings or other external funding in the future. Because we account for research and development as an operating expense, these expenditures will adversely affect our earnings in the future. Further, our research and development program may not produce successful results, and our new products may not achieve market acceptance, create additional revenue or become profitable, which could materially harm our business, prospects, financial results and liquidity.

If we are unable to manage our growth, our business could be adversely affected.

Our headcount and operations have grown rapidly. This rapid growth has placed, and will continue to place, a significant strain on our management and our administrative, operational and financial infrastructure. From January 2004 through October 2006, we nearly doubled the number of our employees. We anticipate further growth of headcount and facilities will be required to address increases in our product offerings and the geographic scope of our customer base. Our success will depend in part upon the ability of our senior management to manage this growth effectively. To do so, we must continue to hire, train, manage and integrate a significant number of qualified managers and engineers. If our new employees perform poorly, or if we are unsuccessful in hiring, training, managing and integrating these new employees, or retaining these or our existing employees, then our business may suffer.

For us to continue our growth, we must continue to improve our operational, financial and management information systems. If we are unable to manage our growth while maintaining our quality of service, or if new systems that we implement to assist in managing our growth do not produce the expected benefits, then our business, prospects, financial condition or operating results could be adversely affected.

Our earnings and profit margins may decrease based on the mix of our contracts and programs and other factors related to our contracts.

In general, we perform our production work under fixed-price contracts and our repair and customer-funded research and development work under cost-plus-fee contracts. Under fixed-price contracts, we perform services under a contract at a stipulated price. Under cost-plus-fee contracts, which are subject to a contract ceiling amount, we are reimbursed for allowable costs and paid a fee, which may be fixed or performance based. We typically experience lower profit margins under cost-plus-fee contracts than under fixed-price contracts, though fixed-price contracts have higher risks. In general, if the volume of services we perform under cost-plus-fee contracts increases relative to the volume of services we perform under fixed-price contracts, we expect that our operating margin will suffer. In addition, our earnings and margins may decrease depending on the costs we incur in contract performance, our achievement of other contract performance objectives and the stage of our performance at which our right to receive fees, particularly under incentive and award fee contracts, is finally determined.

Our senior management and key employees are important to our customer relationships and overall business.

We believe that our success depends in part on the continued contributions of our senior management and key employees. We rely on our executive officers, senior management and key employees to generate business and execute programs successfully. In addition, the relationships and reputation that members of our management team and key employees have established and maintain with government defense personnel contribute to our ability to maintain good customer relations and to identify new business opportunities. We do not have employment agreements with any of our executive officers or key employees, and these individuals could terminate their employment with us at any time. The loss of any of our executive officers, members of our senior management team or key employees could significantly delay or prevent the achievement of our business objectives and could materially harm our business and customer relationships and impair our ability to identify and secure new contracts and otherwise manage our business.

We must recruit and retain highly-skilled employees to succeed in our competitive business.

We depend on our ability to recruit and retain employees who have advanced engineering and technical services skills and who work well with our customers. These employees are in great demand and are likely to remain a limited resource in the foreseeable future. If we are unable to recruit and retain a sufficient number of these employees, then our ability to maintain our competitiveness and grow our business could be negatively affected. In addition, because of the highly technical nature of our products, the loss of any significant number of our existing engineering personnel could have a material adverse effect on our business and operating results. Moreover, some of our U.S. government contracts contain provisions requiring us to staff a program with certain personnel the customer considers key to our successful performance under the contract. In the event we are unable to provide these key personnel or acceptable substitutes, the customer may terminate the contract.

Our business may be dependent upon our employees obtaining and maintaining required security clearances.

Certain of our U.S. government contracts require our employees to maintain various levels of security clearances, and we are required to maintain certain facility security clearances complying with DoD requirements. The DoD has strict security clearance requirements for personnel who work on classified programs. Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, recruit and retain employees who already hold security clearances. If our employees are unable to obtain security clearances in a timely manner, or at all, or if our employees who hold security clearances are unable to maintain the clearances or terminate employment with us, then a customer requiring classified work could terminate the contract or decide not to renew it upon its expiration. In addition, we expect that many of the contracts on which we will bid will require us to demonstrate our ability to obtain facility security clearances and employ personnel with specified types of security clearances. To the extent we are not able to obtain facility security clearances or engage employees with the required security clearances for a particular contract, we may not be able to bid on or win new contracts, or effectively rebid on expiring contracts.

Cost overruns on our contracts could subject us to losses, decrease our operating margins and adversely affect our future business.

Fixed-price contracts represented approximately 69% of our revenue for the fiscal year ended April 30, 2006. If we fail to anticipate technical problems, estimate costs accurately or control costs during our performance of fixed-price contracts, then we may incur losses on these contracts because we absorb any costs in excess of the fixed price. Under cost-plus-fee contracts, if costs exceed the contract ceiling or are not allowable under the provisions of the contract or applicable regulations, then we may not be able to obtain reimbursement for all such costs. Under time and materials contracts, we are paid for labor at negotiated hourly billing rates and for certain expenses. Under each type of contract, if we are unable to control the costs we incur in performing under the contract, then our financial condition and results of operations could be materially adversely affected. Cost overruns also may adversely affect our ability to sustain existing programs and obtain future contract awards.

Our products are complex and could have unknown defects or errors, which may give rise to claims against us, diminish our brand or divert our resources from other purposes.

Our unmanned aircraft systems rely on complex avionics, sensors, user-friendly interfaces and tightly-integrated, electromechanical designs to accomplish their missions, and our fast charge systems and energy systems often rely upon the application of intellectual property for which there may have been little or no prior commercial application. Despite testing, our products have contained defects and errors and may in the future contain defects, errors or performance problems when first introduced, when new versions or enhancements are released, or even after these products have been used by our customers for a period of time. These problems could result in expensive and time-consuming design modifications or warranty charges, delays in the introduction of new products or enhancements, significant increases in our service and maintenance costs, exposure to liability for damages, damaged customer relationships and harm to our reputation, any of which could materially harm our results of operations and ability to achieve market acceptance. In addition, increased development and warranty costs could be substantial and could reduce our operating margins.

The existence of any defects, errors, or failures in our products or the misuse of our products could also lead to product liability claims or lawsuits against us. A defect, error or failure in one of our unmanned aircraft systems could result in injury, death or property damage and significantly damage our reputation and support for unmanned aircraft systems in general. While our fast charge systems include certain safety mechanisms, these systems can deliver up to 600 amps of current in their application, and the failure, malfunction or misuse of these systems could result in injury or death. Although we maintain insurance policies, we cannot assure you that this insurance will be adequate to protect us from all material judgments and expenses related to potential future claims or that these levels of insurance will be available in the future at economical prices or at all. A successful product liability claim could result in substantial cost to us. Even if we are fully insured as it relates to a claim, the claim could nevertheless diminish our brand and divert management’s attention and resources, which could have a negative impact on our business, financial condition and results of operations.

The operation of unmanned aircraft systems in urban environments may be subject to risks, such as accidental collisions and transmission interference, which may limit demand for our unmanned aircraft systems in such environments and harm our business and operating results.

Urban environments may present certain challenges to the operators of unmanned aircraft systems. Unmanned aircraft systems may accidentally collide with other aircraft, persons or property, which could result in injury, death or property damage and significantly damage the reputation of and support for unmanned aircraft systems in general. While we are aware of only one instance of an accidental collision involving an unmanned aircraft system to date, as the usage of unmanned aircraft systems has increased, particularly by military customers in urban areas of Afghanistan and Iraq, the danger of such collisions has increased. Furthermore, the number of unmanned aircraft systems that can operate simultaneously in a given geographic area is limited by the allocated frequency spectrum available. In addition, obstructions to effective transmissions in urban environments, such as large buildings, may limit the ability of the operator to utilize the aircraft for its intended purpose. The risks or limitations of operating unmanned aircraft systems in urban environments may limit their value in such environments, which may limit demand for our unmanned aircraft systems and consequently materially harm our business and operating results.

Our quarterly operating results may vary widely.

Our quarterly revenue, cash flow and operating results have and may continue to fluctuate significantly in the future due to a number of factors, including the following:

•	fluctuations in revenue derived from government contracts, including cost-plus-fee contracts and contracts with a performance-based fee structure;

•	the size and timing of orders from military and other governmental agencies, including increased purchase requests from government customers for equipment and materials in connection with the U.S. government’s fiscal year end, which may affect our second quarter operating results;

•	the mix of products that we sell in the period;

•	seasonal fluctuations in customer demand for some of our products or services;

•	unanticipated costs incurred in the introduction of new products;

•	fluctuations in the adoption of our products in new markets;

•	changes in the level of tax credits available for research and development spending;

•	cancellations, delays or contract amendments by our governmental agency customers; and

•	changes in policy or budgetary measures that adversely affect our governmental agency customers.

Changes in the volume of products and services provided under existing contracts and the number of contracts commenced, completed or terminated during any quarter may cause significant variations in our cash flow from operations because a relatively large amount of our expenses are fixed. We incur significant operating expenses during the start-up and early stages of large contracts and typically do not receive corresponding payments in that same quarter. We may also incur significant or unanticipated expenses when contracts expire or are terminated or are not renewed. In addition, payments due to us from government agencies may be delayed due to billing cycles or as a result of failures of governmental budgets to gain congressional and presidential administration approval in a timely manner.

Shortfalls in available external research and development funding could adversely affect us.

We depend on our research and development activities to develop the core technologies used in our small UAS and PosiCharge products and for the development of our future products. A portion of our research and development activities depends on funding by commercial companies and the U.S. government. U.S. government and commercial spending levels can be impacted by a number of variables, including general economic conditions, specific companies’ financial performance and competition for U.S. government funding with other U.S. government-sponsored programs in the budget formulation and appropriation processes. Moreover, the U.S., state and local governments provide energy rebates and incentives to commercial companies, which directly impact the amount of research and development that companies appropriate for energy systems. To the extent that these energy rebates and incentives are reduced or eliminated, company funding for research and development could be reduced. Any reductions in available research and development funding could harm our business, financial condition and operating results.

Volatility and cyclicality in the market for electric industrial vehicles could adversely affect us.

Our PosiCharge fast charge systems, which accounted for 14% of our revenue during the fiscal year ended April 30, 2006, are purchased primarily by operators of fleets of electric industrial vehicles, such as forklift trucks and airport ground support equipment. Consequently, our ability to remain profitable depends in part on the varying conditions in the market for electric industrial vehicles. This market is subject to volatility as it moves in response to cycles in the overall business environment and is also particularly sensitive to the industrial, food and beverage, retail and air travel sectors, which generate a significant portion of the demand for such vehicles. Sales of electric industrial vehicles have historically been cyclical, with demand affected by such economic factors as industrial production, construction levels, demand for consumer and durable goods, interest rates and fuel costs. A significant decline in demand for electric industrial vehicles could adversely affect our revenue and prospects, which would harm our business, financial condition and operating results.

Our fast charge business is dependent upon our relationships with battery dealers and other third parties with whom we do not have exclusive arrangements.

To remain competitive in the market for fast charge systems, we must maintain our access to potential customers and ensure that the service needs of our customers are met adequately. In many cases, we rely on battery dealers for access to potential PosiCharge customers. Currently, one of our fast charge system competitors is working with a battery manufacturer to sell fast charge systems and batteries together. Cooperative agreements between our competitors and battery manufacturers could restrict our access to battery dealers and potential PosiCharge customers, adversely affecting our revenue and prospects. Additionally, we rely on outside service providers to perform post-sale services for our PosiCharge customers. If these service providers fail to perform these services as required or discontinue their business with us, then we could lose customers to competitors, which would harm our business, financial condition and operating results.

We work in international locations where there are high security risks, which could result in harm to our employees and contractors or substantial costs.

Some of our services are performed in high-risk locations, such as Iraq and Afghanistan, where the country or location is suffering from political, social or economic issues, or war or civil unrest. For example, we currently maintain a forward operating depot in Iraq, located in a U.S. government installation and typically staffed by two or three of our employees. In addition, we have occasionally had one trainer stationed in Kuwait and are obligated, pursuant to one of our contracts, to provide overseas support personnel as needed. Last year, pursuant to this contract, we had three trainers stationed overseas for a period of 30 days. In those locations where we have employees or operations, we may incur substantial costs to maintain the safety of our personnel. Despite these precautions, the safety of our personnel in these locations may continue to be at risk, and we may in the future suffer the loss of employees and contractors, which could harm our business and operating results.

We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our stockholders.

We operate in emerging and rapidly evolving markets, which makes our prospects difficult to evaluate. It is possible that we may not generate sufficient cash flow from operations or otherwise have the capital resources to meet our future capital needs. If this occurs, then we may need additional financing to pursue our business strategies, including to:

•	hire additional engineers and other personnel;

•	develop new or enhance existing products;

•	enhance our operating infrastructure;

•	fund working capital requirements;

•	acquire complementary businesses or technologies; or

•	otherwise respond to competitive pressures.

If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders, including those acquiring shares in this offering. We cannot assure you that additional financing will be available on terms favorable to us, or at all. Our existing line of credit contains, and future debt financing may contain, covenants or other provisions that limit our operational or financial flexibility. In addition, certain of our customers require that we obtain letters of credit to support our obligations under some of our contracts. Our existing letter-of-credit provider requires that we hold cash in an amount equal to the amount of our outstanding letters of credit as collateral. Continued access to letters of credit may be important to our ability to regain and win contracts in the future. If adequate funds are not available or are not available on acceptable terms, if and when needed, then our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our products, or otherwise respond to competitive pressures would be significantly limited.

Our international business poses potentially greater risks than our domestic business.

We derived an average of 3.7% of our revenue from international sales during the three fiscal years ended April 30, 2006, and in the six months ended October 28, 2006, we derived 7.6% of our revenue from international sales. We expect to derive an increasing portion of our revenue from international sales. Our international revenue and operations are subject to a number of material risks, including the following:

•	the unavailability of, or difficulties in obtaining any, necessary governmental authorizations for the export of our UAS products to certain foreign jurisdictions;

•	changes in regulatory requirements that may adversely affect our ability to sell certain products or repatriate profits to the United States;

•	the complexity and necessity of using foreign representatives and consultants;

•	difficulties in enforcing agreements and collecting receivables through foreign legal systems and other relevant legal issues, including fewer legal protections for intellectual property;

•	potential fluctuations in foreign economies and in the value of foreign currencies and interest rates;

•	potential preferences by prospective customers to purchase from local (non-U.S.) sources;

•	general economic and political conditions in the markets in which we operate;

•	laws or regulations relating to non-U.S. military contracts that favor purchases from non-U.S. manufacturers over U.S. manufacturers;

•	the imposition of tariffs, embargoes, export controls and other trade restrictions; and

•	different and changing legal and regulatory requirements in the jurisdictions in which we currently operate or may operate in the future.

Negative developments in any of these areas in one or more countries could result in a reduction in demand for our products, the cancellation or delay of orders already placed, threats to our intellectual property, difficulty in collecting receivables and a higher cost of doing business, any of which could negatively impact our business, financial condition or results of operations. Moreover, our sales, including sales to customers outside the United States, are denominated in dollars, and downward fluctuations in the value of foreign currencies relative to the U.S. dollar may make our products more expensive than other products, which could harm our business.

Potential future acquisitions could be difficult to integrate, divert the attention of key personnel, disrupt our business, dilute stockholder value and impair our financial results.

We intend to consider strategic acquisitions that would add to our customer base, technological capabilities or system offerings. Acquisitions involve numerous risks, any of which could harm our business, including the following:

•	difficulties in integrating the operations, technologies, products, existing contracts, accounting and personnel of the target company and realizing the anticipated synergies of the combined businesses;

•	difficulties in supporting and transitioning customers, if any, of the target company;

•	diversion of financial and management resources from existing operations;

•	the price we pay or other resources that we devote may exceed the value we realize, or the value we could have realized if we had allocated the purchase price or other resources to another opportunity;

•	risks of entering new markets in which we have limited or no experience;

•	potential loss of key employees, customers and strategic alliances from either our current business or the target company’s business;

•	assumption of unanticipated problems or latent liabilities, such as problems with the quality of the target company’s products; and

•	inability to generate sufficient revenue to offset acquisition costs.

Acquisitions also frequently result in the recording of goodwill and other intangible assets which are subject to potential impairments in the future that could harm our financial results. In addition, if we finance acquisitions by issuing equity, or securities convertible into equity, then our existing stockholders may be diluted, which could lower the market price of our common stock. If we finance acquisitions through debt, then such future debt financing may contain covenants or other provisions that limit our operational or financial flexibility. As a result, if we fail to properly evaluate acquisitions or investments, then we may not achieve the anticipated benefits of any such acquisitions, and we may incur costs in excess of what we anticipate. The failure to successfully evaluate and execute acquisitions or investments or otherwise adequately address these risks could materially harm our business and financial results.

Environmental laws and regulations and unforeseen costs could impact our future earnings.

The manufacture and sale of our products in certain states and countries may subject us to environmental and other regulations. For example, we obtain a significant number of our electronics components from companies located in East Asia, where environmental rules may be less stringent than in the United States. Over time, the countries where these companies are located may adopt more stringent environmental regulations, resulting in an increase in our manufacturing costs. Furthermore, certain environmental laws, including the U.S. Comprehensive, Environmental Response, Compensation and Liability Act of 1980, impose strict, joint and several liability on current and previous owners or operators of real property for the cost of removal or remediation of hazardous substances and impose liability for damages to natural resources. These laws often impose liability even if the owner or operator did not know of, or was not responsible for, the release of such hazardous substances. These environmental laws also assess liability on persons who arrange for hazardous substances to be sent to disposal or treatment facilities when such facilities are found to be contaminated. Such persons can be responsible for cleanup costs even if they never owned or operated the contaminated facility. Although we have not yet been named a responsible party at a contaminated site, we could be named a potentially responsible party in the future. We cannot assure you that such existing laws or future laws will not have a material adverse effect on our future earnings or results of operations.

Our business and operations are subject to the risks of earthquakes and other natural catastrophic events.

Our corporate headquarters, research and development and manufacturing operations are located in Southern California, a region known for seismic activity and wild fires. A significant natural disaster, such as an earthquake, fire or other catastrophic event, could severely affect our ability to conduct normal business operations, and as a result, our future operating results could be materially and adversely affected.

Risks Related to Our U.S. Government Contracts

We are subject to extensive government regulation, and our failure to comply with applicable regulations could subject us to penalties that may restrict our ability to conduct our business.

As a contractor to the U.S. government, we are subject to and must comply with various government regulations that impact our revenue, operating costs, profit margins and the internal organization and operation of our business. The most significant regulations and regulatory authorities affecting our business include the following:

•	the Federal Acquisition Regulations and supplemental agency regulations, which comprehensively regulate the formation and administration of, and performance under, U.S. government contracts;

•	the Truth in Negotiations Act, which requires certification and disclosure of all factual cost and pricing data in connection with contract negotiations;

•	the Foreign Corrupt Practices Act, which prohibits U.S. companies from providing anything of value to a foreign official to help obtain, retain or direct business, or obtain any unfair advantage;

•	the False Claims Act and the False Statements Act, which impose penalties for payments made on the basis of false facts provided to the government and on the basis of false statements made to the government, respectively;

•	the National Telecommunications and Information Administration and the Federal Communications Commission, which regulate the wireless spectrum allocations upon which UAS depend for operation and data transmission in the United States;

•	the Federal Aviation Administration, which is in the process of drafting regulations specifically for small UAS operation in the United States;

•	the International Traffic in Arms Regulations, which regulate the export of controlled technical data, defense articles and defense services and restrict from which countries we may purchase materials and services used in the production of certain of our products; and

•	laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

Also, we need special security clearances and regulatory approvals to continue working on certain of our projects with the U.S. government. Classified programs generally will require that we comply with various executive orders, federal laws and regulations and customer security requirements that may include restrictions on how we develop, store, protect and share information, and may require our employees to obtain government security clearances. Our failure to comply with applicable regulations, rules and approvals or misconduct by any of our employees could result in the imposition of fines and penalties, the loss of security clearances, the loss of our government contracts or our suspension or debarment from contracting with the U.S. government generally, any of which would harm our business, financial condition and results of operations. We are also subject to certain regulations of comparable government agencies in other countries, and our failure to comply with these non-U.S. regulations could also harm our business, financial condition or results of operations.

Our business could be adversely affected by a negative audit by the U.S. government.

U.S. government agencies, primarily the Defense Contract Audit Agency and the Defense Contract Management Agency, routinely audit and investigate government contractors. These agencies review a contractor’s performance under its contracts, cost structure and compliance with applicable laws, regulations and standards. These agencies also may review the adequacy of, and a contractor’s compliance with, its internal control systems and policies, including the contractor’s purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed, while such costs already reimbursed must be refunded. If an audit of our business were to uncover improper or illegal activities, then we could be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. government. In addition, we could suffer serious harm to our reputation if allegations of impropriety or illegal acts were made against us, even if the allegations were inaccurate. If any of the foregoing were to occur, our financial condition and operating results could be materially adversely affected.

We were recently audited by the DCMA with respect to our system for the care, control and accountability of government property. The DCMA identified certain corrective actions to be taken with respect to our system, which we have implemented. Although we successfully implemented these corrective actions, we cannot assure you that the DCMA will not require additional corrective actions in the future. The failure to comply with requirements for government contractors in the future would adversely affect our ability to do business with the U.S. government and could harm our business and operating results.

Some of our contracts with the U.S. government allow it to use inventions developed under the contracts and to disclose technical data to third parties, which could harm our ability to compete.

Some of our contracts allow the U.S. government to use, royalty-free, or have others use, inventions developed under those contracts on behalf of the government. Some of the contracts allow the federal government to disclose technical data without constraining the recipient on how those data are used. The ability of third parties to use patents and technical data for government purposes creates the possibility that the government could attempt to establish alternative suppliers or to negotiate with us to reduce our prices. The potential that the government may release some of the technical data without constraint creates the possibility that third parties may be able to use this data to compete with us, which could have a material adverse effect on our business, results of operations or financial condition.

U.S. government contracts are generally not fully funded at inception and contain certain provisions that may be unfavorable to us, which could prevent us from realizing our contract backlog and materially harm our business and results of operations.

DoD contracts typically involve long lead times for design and development, and are subject to significant changes in contract scheduling. Congress generally appropriates funds on a fiscal year basis even though a program may continue for several years. Consequently, programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations. The termination or reduction of funding for a government program would result in a loss of anticipated future revenue attributable to that program.

As of October 28, 2006, we had funded U.S. government contract backlog of $64.0 million and estimated unfunded U.S. government contract backlog of $491.5 million. The actual receipt of revenue on awards included in backlog may never occur or may change because a program schedule could change or the program could be canceled, or a contract could be reduced, modified or terminated early.

In addition, U.S. government contracts generally contain provisions permitting termination, in whole or in part, at the government’s convenience or for contractor default. Since a substantial majority of our revenue is dependent on the procurement, performance and payment under our U.S. government contracts, the termination of one or more critical government contracts could have a negative impact on our results of operations and financial condition. Termination arising out of our default could expose us to liability and have a material adverse effect on our ability to re-compete for future contracts and orders. Moreover, several of our contracts with the U.S. government do not contain a limitation of liability provision, creating a risk of responsibility for indirect, incidental damages and consequential damages. These provisions could cause substantial liability for us, especially given the use to which our products may be put.

U.S. government contracts are subject to a competitive bidding process that can consume significant resources without generating any revenue.

U.S. government contracts are frequently awarded only after formal, protracted competitive bidding processes and, in many cases, unsuccessful bidders for U.S. government contracts are provided the opportunity to protest contract awards through various agency, administrative and judicial channels. We derive significant revenue from U.S. government contracts that were awarded through a competitive bidding process. Much of the UAS business that we expect to seek in the foreseeable future likely will be awarded through competitive bidding. Competitive bidding presents a number of risks, including the following:

•	the need to bid on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and cost overruns;

•	the substantial cost and managerial time and effort that must be spent to prepare bids and proposals for contracts that may not be awarded to us;

•	the need to estimate accurately the resources and cost structure that will be required to service any contract we are awarded; and

•	the expense and delay that may arise if our competitors protest or challenge contract awards made to us pursuant to competitive bidding, and the risk that any such protest or challenge could result in the delay of our contract performance, the distraction of management, the resubmission of bids on modified specifications, or in termination, reduction or modification of the awarded contract.

We may not be provided the opportunity to bid on contracts that are held by other companies and are scheduled to expire if the government extends the existing contract. If we are unable to win particular contracts that are awarded through a competitive bidding process, then we may not be able to operate in the market for goods and services that are provided under those contracts for a number of years. If we are unable to win new contract awards over any extended period consistently, then our business and prospects will be adversely affected.

Risks Related to Our Intellectual Property

If we fail to protect, or incur significant costs in defending, our intellectual property and other proprietary rights, our business and results of operations could be materially harmed.

Our success depends, in large part, on our ability to protect our intellectual property and other proprietary rights. We rely primarily on patents, trademarks, copyrights, trade secrets and unfair competition laws, as well as license agreements and other contractual provisions, to protect our intellectual property and other proprietary rights. However, a significant portion of our technology is not patented, and we may be unable or may not seek to obtain patent protection for this technology. Moreover, existing U.S. legal standards relating to the validity, enforceability and scope of protection of intellectual property rights offer only limited protection, may not provide us with any competitive advantages, and may be challenged by third parties. The laws of countries other than the United States may be even less protective of intellectual property rights. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property or otherwise gaining access to our technology. Unauthorized third parties may try to copy or reverse engineer our products or portions of our products or otherwise obtain and use our intellectual property. Moreover, many of our employees have access to our trade secrets and other intellectual property. If one or more of these employees leave us to work for one of our competitors, then they may disseminate this proprietary information, which may as a result damage our competitive position. If we fail to protect our intellectual property and other proprietary rights, then our business, results of operations or financial condition could be materially harmed.

In addition, affirmatively defending our intellectual property rights and investigating whether we are pursuing a product or service development that may violate the rights of others may entail significant expense. We have not found it necessary to resort to legal proceedings to protect our intellectual property, but may find it necessary to do so in the future. Any of our intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. If we resort to legal proceedings to enforce our intellectual property rights or to determine the validity and scope of the intellectual property or other proprietary rights of others, then the proceedings could result in significant expense to us and divert the attention and efforts of our management and technical employees, even if we prevail.

We may be sued by third parties for alleged infringement of their proprietary rights, which could be costly, time-consuming and limit our ability to use certain technologies in the future.

We may become subject to claims that our technologies infringe upon the intellectual property or other proprietary rights of third parties. Any claims, with or without merit, could be time-consuming and expensive, and could divert our management’s attention away from the execution of our business plan. Moreover, any settlement or adverse judgment resulting from these claims could require us to pay substantial amounts or obtain a license to continue to use the disputed technology, or otherwise restrict or prohibit our use of the technology. We cannot assure you that we would be able to obtain a license from the third party asserting the claim on commercially reasonable terms, if at all, that we would be able to develop alternative technology on a timely basis, if at all, or that we would be able to obtain a license to use a suitable alternative technology to permit us to continue offering, and our customers to continue using, our affected product. An adverse determination also could prevent us from offering our products to others. Infringement claims asserted against us may have a material adverse effect on our business, results of operations or financial condition.

Risks Relating to Securities Markets and Investment in Our Stock

There may not be a viable public market for our common stock.

Prior to this offering, there has been no public market for our common stock, and there can be no assurance that a regular trading market will develop and continue after this offering or that the market price of our common stock will not decline below the initial public offering price. If no trading market develops, then securities analysts may not initiate or maintain research coverage of us which could further depress the market for our common stock. As a result, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell. The initial public offering price will be determined through negotiations between us and the representatives of the underwriters and may not be indicative of the market price of our common stock following this offering.

Our management, whose interests may not be aligned with yours, is able to control the vote on all matters requiring stockholder approval.

As of October 28, 2006, our directors, executive officers and their affiliates collectively beneficially owned 11,505,676 shares, or 84.5%, of our total outstanding shares of common stock. Upon consummation of this offering, our directors, executive officers and their affiliates will collectively beneficially own 10,326,654 shares, or 56.9%, of our total outstanding shares of common stock. Accordingly, both prior and subsequent to consummation of this offering our directors and executive officers as a group may control the vote on all matters requiring stockholder approval, including the election of directors. The interests of our directors and executive officers may not be fully aligned with yours. Although there is no agreement among our directors and executive officers with respect to the voting of their shares, this concentration of ownership may delay, defer or even prevent a change in control of our company, and make transactions more difficult or impossible without the support of all or some of our directors and executive officers. These transactions might include proxy contests, tender offers, mergers or other purchases of common stock that could give you the opportunity to realize a premium over the then-prevailing market price for shares of our common stock.

Market volatility may affect our stock price and the value of your investment.

Following this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. The market prices for securities of emerging technology companies have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. The market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including the following:

•	U.S. government spending levels, both generally and by our particular customers;

•	the volume of operational activity by the U.S. military;

•	delays in the payment of our invoices by government payment offices, resulting in potentially reduced earnings during a particular fiscal quarter;

•	announcements of new products or technologies, commercial relationships or other events relating to us or our industry or our competitors;

•	failure of any of our key products to gain market acceptance;

•	variations in our quarterly operating results;

•	perceptions of the prospects for the markets in which we compete;

•	changes in general economic conditions;

•	changes in securities analysts’ estimates of our financial performance;

•	regulatory developments in the United States and foreign countries;

•	fluctuations in stock market prices and trading volumes of similar companies;

•	news about the markets in which we compete or regarding our competitors;

•	terrorist acts or military action related to international conflicts, wars or otherwise;

•	sales of large blocks of our common stock, including sales by our executive officers, directors and significant stockholders; and

•	additions or departures of key personnel.

In addition, the equity markets in general, and Nasdaq in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, the market prices of securities of emerging technology companies have been particularly volatile. These broad market and industry factors may affect the market price of our common stock adversely, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation often has been instituted against that company. This type of litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources.

Future sales of our common stock may depress our stock price.

After completion of this offering, we will have 18,156,483 shares of common stock outstanding. The 6,700,000 shares sold in this offering, or 7,705,000 shares if the underwriters’ over-allotment is exercised in full, will be freely tradable without restriction or further registration under federal securities laws unless purchased by our “affiliates” as such term is used in Rule 144 of the Securities Act of 1933, as amended, or Securities Act. After the lock-up agreements pertaining to this offering expire, up to an additional 11,435,370 shares of our common stock will be eligible for sale in the public market, 10,291,734 of which are held by executive officers, directors and other affiliates and will be subject to volume limitations under Rule 144 of the Securities Act.

The above information assumes the effectiveness of the lock-up agreements under which current holders of our common stock and all of our officers and directors have agreed not to sell or otherwise dispose of their shares of common stock. Goldman, Sachs & Co., on behalf of the underwriters, may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. In considering any request to release shares subject to a lock-up agreement, Goldman, Sachs & Co. will consider the facts and circumstances relating to a request at the time of that request.

If our existing common stockholders sell substantial amounts of common stock in the public market, or if the market perceives that these sales may occur, then the market price of our common stock may decline, including below the initial public offering price.

In addition, as soon as practicable after the completion of this offering, we intend to file a registration statement under the Securities Act covering 1,941,729 shares of common stock issuable upon exercise of outstanding options under our Nonqualified Stock Option Plan, 35,189 shares of common stock issuable upon exercise of outstanding options under our Directors’ Nonqualified Stock Option Plan, 1,538,111 shares of common stock issuable upon exercise of outstanding options under our 2002 Equity Incentive Plan and 3,684,157 shares of common stock reserved for future issuance under our 2006 Equity Incentive Plan. The shares registered under such registration statement will be available for sale in the open market, subject to vesting restrictions with us, the contractual lock-up agreements described above and the contractual lock-up agreements and market stand-off provisions contained in the agreements pursuant to which these options were issued. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, then the trading price of our common stock could decline. See “Shares Eligible for Future Sale.”

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

We expect the initial public offering price of our common stock in this offering to be substantially higher than the net tangible book value per share of our outstanding common stock. Accordingly, investors purchasing shares of common stock in this offering will pay a price that substantially exceeds the value of our tangible assets after subtracting our liabilities. As a result, investors will:

•	incur immediate dilution of $9.32 per share, based on an assumed initial public offering price of $15.00 per share, the midpoint of our expected public offering price range; and

•	contribute 96.8% of the total amount invested to date to fund our company based on the initial offering price to the public of $15.00 per share, but will own only 25.0% of the shares of common stock outstanding upon completion of this offering.

You will experience additional dilution upon the exercise of options to purchase common stock under our equity incentive plans, if we issue restricted stock to our employees under these plans or if we otherwise issue additional shares of our common stock. See “Dilution.”

The provisions in our charter documents, as amended and restated, and under Delaware law could delay or discourage a takeover that stockholders may consider favorable.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws, to be effective upon completion of this offering, may have the effect of delaying or preventing a change of control or changes in our management. Some of these provisions include:

•	a board of directors divided into three classes serving staggered three-year terms;

•	a prohibition on stockholder action through written consent;

•	a requirement that special meetings of stockholders be called only by the chairman of our board of directors, the chief executive officer, the president or by a majority of the total number of authorized directors;

•	advance notice requirements for stockholder proposals and nominations;

•	a requirement of approval of not less than 66 2/3% of all outstanding shares of our capital stock entitled to vote to amend any bylaws by stockholder action, or to amend specific provisions of our certificate of incorporation; and

•	the authority of our board of directors to issue preferred stock on terms determined by our board of directors without stockholder approval.

In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors, including to delay or impede a merger, tender offer, or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as the related rules and regulations enacted by the Securities and Exchange Commission, or SEC, and the Nasdaq Global Market, have required changes in corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs. In addition, we will incur additional costs associated with our public company reporting requirements. We also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We currently are evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We can provide no assurance regarding our conclusions as of April 30, 2008 with respect to the effectiveness of our internal control over financial reporting.

Beginning with our Annual Report on Form 10-K for the fiscal year ending April 30, 2008, pursuant to Section 404 of the Sarbanes-Oxley Act, our management will be required to deliver an annual report that assesses the effectiveness of our internal control over financial reporting, and we will be required to have our independent registered public accounting firm deliver an attestation report on management’s assessment. If our management or our independent registered public accounting firm were to conclude in their reports that our internal control over financial reporting was not effective, then investors could lose confidence in our reported financial information and the trading price of our stock could drop significantly.

We will be required to devote significant resources to complete the assessment and documentation of our internal control system and financial processes, including an assessment of the design of our information systems. We also may incur significant costs to remediate any control deficiencies we identify through these efforts. We cannot assure you that we will be able to complete the required management assessment by our Section 404 reporting deadline. An inability to complete and document this assessment would cause our auditors to conclude that our internal control over financial reporting was not effective. In addition, if a material weakness were identified with respect to our internal control over financial reporting, then neither we nor our auditors would be able to conclude that our internal control over financial reporting was effective. Ineffective internal control over financial reporting also could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

We may allocate the net proceeds from this offering in ways in which you and other stockholders may not agree or which may not yield a return.

We intend to use the net proceeds from this offering to increase our working capital, fund general corporate purposes, fund research and development, general marketing activities, general and administrative matters and finance opportunistic acquisitions and other capital expenditures.

Our management will, however, have broad discretion in the application of the net proceeds from this offering and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not necessarily improve our operating results or enhance the market value of our common stock. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that lose value.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. We discuss many of the risks in greater detail under the heading “Risk Factors.” Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

This prospectus also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other industry data. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified the statistical and other industry data generated by independent parties and contained in this prospectus. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $62.3 million ($72.3 million if the underwriters exercise their overallotment option in full) from the sale of the shares of common stock offered in this offering, based on an assumed initial public offering price of $15.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

The primary purpose of this offering is to fund working capital and other general corporate purposes, including to finance research and development of products, sales and marketing activities, opportunistic acquisitions and other capital expenditures. The amounts and timing of our actual expenditures may vary significantly from our expectations depending on numerous factors, including our results of operations, financial condition and capital requirements. Management has broad discretion to allocate the net proceeds of this offering among the identified uses described above. Pending their use, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

If we were to price the offering at $14.00 per share, the low end of the range on the cover of this prospectus, we estimate that we would receive net proceeds of $58.1 million, assuming the total number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If we were to price the offering at $16.00 per share, the high end of the range on the cover of this prospectus, then we estimate that we would receive net proceeds of $66.5 million, assuming the total number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

We currently intend to retain all future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Our debt agreements prohibit us from paying any dividends to our stockholders. Any future determination related to dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions and such other factors as our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of October 28, 2006 on an actual basis and on an as adjusted basis, giving effect to:

•	a 7.0378-for-one stock split; and

•	our receipt of the estimated net proceeds from this offering, based on an assumed initial public offering price of $15.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the following table in conjunction with our consolidated financial statements and related notes and the sections entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of October 28, 2006
	Actual	As Adjusted(1)
	(Unaudited)
	(In thousands, except
	share and par value data)

Cash and cash equivalents	$13,178	$75,459

Long-term debt (including current maturities)(2):
Total long-term debt	—	—

Stockholders’ equity:
Existing common stock, no par value; 25,000,000 shares authorized and 13,620,177 shares issued and outstanding, actual; none as adjusted	2,633	—
Preferred stock, $0.0001 par value; 10,000,000 shares authorized and no shares issued or outstanding	—	—
New common stock, $0.0001 par value; 100,000,000 shares authorized; no shares issued and outstanding, actual; 18,156,483 shares issued and outstanding, as adjusted(3)	—	2
Additional paid-in capital	—	64,912
Retained earnings	38,351	38,351

Total stockholders’ equity	40,984	103,265
Total capitalization	$40,984	$103,265

(1)	A $1.00 decrease or increase in the offering price would result in an approximately $4.2 million increase or decrease in each of as adjusted additional paid-in capital, as adjusted total stockholders’ equity and as adjusted total capitalization, assuming the total number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	We have a line of credit that provides for aggregate borrowings of up to $16.5 million and a term loan facility under which we may borrow up to $5.0 million. No amounts were outstanding as of October 28, 2006.

(3)	We reincorporated in Delaware in December 2006 and in connection therewith replaced our existing common stock with a new class of common stock.

The number of shares of common stock to be outstanding after this offering is based on 13,620,177 shares outstanding as of October 28, 2006 and excludes the following:

•	3,515,029 shares of common stock issuable upon the exercise of options outstanding as of October 28, 2006 at a weighted average exercise price of $1.16 per share; and

•	3,684,157 shares of common stock reserved for future issuance under our 2006 equity incentive award plan, which will become effective on the day prior to the day on which we become subject to the reporting requirements of the Exchange Act.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent the initial public offering price per share of our common stock in this offering exceeds the as adjusted net tangible book value per share of our common stock after completion of this offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets (total assets less intangible assets) and dividing the difference by the pro forma number of our shares of common stock deemed to be outstanding at that date. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering.

Our net tangible book value as of October 28, 2006, was approximately $40.8 million, or approximately $3.00 per share of our common stock. Investors participating in this offering will incur immediate and substantial dilution.

After giving effect to the sale of 4,536,306 shares offered by us in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and our estimated offering expenses, our as adjusted net tangible book value as of October 28, 2006 would have been approximately $103.1 million, or approximately $5.68 per share of common stock. This represents an immediate increase in as adjusted net tangible book value of $2.68 per share to existing stockholders and an immediate dilution in as adjusted net tangible book value of $9.32 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$15.00
Net tangible book value per share as of October 28, 2006, before giving effect to this offering	$3.00
Increase in net tangible book value per share attributable to investors purchasing shares in this offering	2.68

As adjusted net tangible book value per share after giving effect to this offering		5.68

Dilution in net tangible book value per share to investors in this offering		$9.32

The following table summarizes, as of October 28, 2006, as adjusted to give effect to this offering, the differences between the number of shares of common stock purchased from us, the total cash consideration paid, and the average price per share paid by our existing stockholders and by our new investors purchasing stock in this offering. The calculation below is based on an assumed initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders before this offering	13,620,177	75.0%	$2,239,421	3.2%	$0.16
Investors participating in this offering	4,536,306	25.0	68,044,590	96.8	15.00

Total	18,156,483	100.0%	$70,284,011	100.0%

If the underwriters exercise their over-allotment option in full, our existing stockholders would own 72.2% and our new investors would own 27.8% of the total number of shares of our common stock outstanding after this offering.

The above discussion and tables assume no exercise of options outstanding as of October 28, 2006. As of October 28, 2006, we had outstanding options to purchase a total of 3,515,029 shares of common stock at a weighted average exercise price of $1.16 per share. To the extent any of these options are exercised, there will be further dilution to new investors.

Sales of common stock by the selling stockholders in the offering will reduce the number of shares of common stock held by existing stockholders to 11,456,483, or approximately 63% of the total shares of common stock outstanding after the offering, and will increase the number of shares held by new public investors to 6,700,000, or approximately 37% of the total shares of common stock outstanding after the offering.

A $1.00 decrease in the assumed offering price would decrease our net tangible book value after this offering by $4.2 million and dilution in net tangible book value per share to new investors by $0.77, assuming the total number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 decrease in the assumed offering price would decrease each of total consideration paid by new investors in the offering and total consideration paid by all stockholders by $4.5 million, assuming the total number of shares offered by us remains the same and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase in the assumed offering price would increase our net tangible book value after this offering by $4.2 million and dilution in net tangible book value per share to new investors by $0.77, assuming the total number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase in the assumed offering price would increase each of total consideration paid by new investors in the offering and total consideration paid by all stockholders by $4.5 million, assuming the total number of shares offered by us remains the same and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

SELECTED CONSOLIDATED FINANCIAL DATA

The following consolidated income statement data for the fiscal years ended April 30, 2004, 2005 and 2006 and consolidated balance sheet data as of April 30, 2005 and 2006 have been derived from our audited consolidated financial statements and related notes, which are included elsewhere in this prospectus. The income statement data for the fiscal years ended April 27, 2002 and April 30, 2003 and the balance sheet data as of April 27, 2002 and April 30, 2003 and 2004 have been derived from our audited consolidated financial statements that do not appear in this prospectus. The consolidated financial data for the six months ended October 29, 2005 and October 28, 2006 have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The historical results are not necessarily indicative of the results to be expected for any future period.

	Fiscal Year					Six Months
	Ended					Ended
	April 27,	Fiscal Year Ended April 30,				Oct. 29,	Oct. 28,
	2002	2003(1)	2004	2005	2006	2005	2006
						(Unaudited)
	(In thousands, except share and per share data)

Consolidated Income Statement Data:
Revenue	$32,468	$45,817	$47,680	$105,155	$139,357	$73,301	$76,746
Cost of sales	24,184	33,156	33,122	58,549	82,598	44,484	46,990

Gross margin	8,284	12,661	14,558	46,606	56,759	28,817	29,756

Research and development	575	2,091	1,715	9,799	16,098	7,081	7,021
Selling, general and administrative	7,715	8,531	9,725	16,733	24,810	11,250	12,867

Income (loss) from operations	(6)	2,039	3,118	20,074	15,851	10,486	9,868
Loss on equity investment(2)	—	(1,001)	—	—	—		—
Other income (expense)
Interest income	34	4	2	61	333	63	353
Interest expense	(70)	(80)	(90)	(110)	(127)	(59)	(6)
Other income(3)	675	—	—	—	—	—	—

Income before income taxes	633	962	3,030	20,025	16,057	10,490	10,215
Income tax expense	304	421	859	5,455	4,849	3,143	3,956

Income from continuing operations	329	541	2,171	14,570	11,208	7,347	6,259
Gain from sale of discontinued operations, net of income taxes of $31 in 2002(4)	33	—	—	—	—	—	—

Net income	$362	$541	$2,171	$14,570	$11,208	$7,347	$6,259

Earnings per common share(5):
Basic	$0.03	$0.05	$0.19	$1.15	$0.86	$0.57	$0.46
Diluted	$0.03	$0.04	$0.18	$1.05	$0.75	$0.49	$0.40
Weighted average common shares outstanding(5):
Basic	11,578,497	11,582,656	11,538,776	12,674,585	13,011,639	12,937,862	13,620,177
Diluted	11,781,608	12,040,057	12,094,178	13,847,223	14,873,651	14,865,776	15,584,174
Pro forma earnings per common share(5)(6):
Basic					$0.64		$0.34
Diluted					$0.58		$0.31
Pro forma weighted average common shares outstanding(5)(6):
Basic					17,547,945		18,156,483
Diluted					19,409,957		20,120,480

	As of					As of
	April 27,	As of April 30,				October 28,
	2002	2003(1)	2004	2005	2006	2006
						(Unaudited)
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$—	$1,998	$3,310	$10,060	$15,388	$13,178
Working capital	2,325	3,707	6,346	19,388	28,650	35,391
Total assets	12,682	14,385	26,464	50,440	64,950	63,875
Long-term debt, including current portion	278	422	1,500	2,500	—	—
Total stockholders’ equity	4,810	5,363	7,514	22,723	34,303	40,984
Dividends paid	—	—	—	—	—	—

(1)	Effective for the fiscal year ended April 30, 2003, our board of directors approved the change of our fiscal year-end from the last Saturday in April to April 30. Included in the financial statements for the fiscal year ended April 30, 2003 are three additional days of operations as compared to the fiscal year ended April 27, 2002.

(2)	During the fiscal year ended April 30, 2003, we recorded losses of $1.0 million in a joint venture, iPower Technologies, Inc., which we accounted for on the equity method.

(3)	Other income of $675,000 for the fiscal year ended April 27, 2002 consisted primarily of the recovery of a note receivable, which had previously been written off, from Alta Mesa Energy LLC pursuant to our sale of our interests in various wind farm partnerships.

(4)	Gain from sale of discontinued operations, net of income taxes, represents final cash payments of $64,000 made pursuant to the sale of certain assets of two of our subsidiaries, AeroVironment Environmental Services, Inc. and AeroVironment Remediation Services, effective July 31, 1998. This amount was fully reserved previously.

(5)	Earnings per common share and weighted average common shares outstanding give effect to a 7.0378-for-one split of our common stock to be effected prior to the completion of this offering.

(6)	Pro forma earnings per common share and pro forma weighted average common shares outstanding give effect to our sale of 4,536,306 shares of our common stock in connection with this offering, as if such transaction was completed on May 1, 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We design, develop, produce and support a technologically-advanced portfolio of small unmanned aircraft systems that we supply primarily to organizations within the U.S. Department of Defense, and fast charge systems for electric industrial vehicle batteries that we supply to commercial customers. We derive the majority of our revenue from these two business areas. Customers for our small unmanned aircraft systems, or UAS, include the U.S. Army, U.S. Marine Corps and the U.S. Special Operations Command, or SOCOM. Our PosiCharge customers, including Ford Motor Company, SYSCO Corporation, Southwest Airlines and IKEA, utilize our fast charge systems in their factories, distribution centers, cold storage facilities and airport ground support operations. The success we have achieved with our current products stems from our ability to invent and deliver advanced solutions, utilizing our proprietary technologies, to help our government and commercial customers operate more effectively and efficiently.

Our small UAS are well positioned to support the transformational strategy of the U.S. Department of Defense, or DoD, the purpose of which is to convert the military into a smaller, more agile force that operates through a network of observation, communication and precision targeting technologies, and its efforts to prosecute the global war on terror, which have increased the need for real-time, visual information in new operational environments. Our small UAS, including Raven, Dragon Eye, Swift, Wasp and Puma, are designed to provide valuable intelligence, surveillance and reconnaissance, or ISR, directly to the small tactical unit, or individual “warfighter” level, thereby increasing flexibility in mission planning and execution. We also provide training by our highly-skilled instructors, who typically have extensive military experience, and continuous refurbishment and repair services for our products.

Our PosiCharge products and services are designed to improve productivity and safety for operators of electric industrial vehicles, such as forklifts and airport ground support equipment, by improving battery and fleet management. PosiCharge utilizes our proprietary technology in energy and battery management to recharge electric industrial vehicle batteries rapidly during regularly scheduled breaks or other times the vehicle is not in service, eliminating the costly and time-consuming process of removing and replacing the battery. PosiCharge is able to recharge a typical electric industrial vehicle battery up to six times faster than a conventional charger. Utilizing its current, voltage and temperature management capabilities, PosiCharge eliminates the need to cool batteries during and after normal charging, which can take up to eight hours, thereby allowing the batteries to remain in the vehicles during the charging process. These capabilities can also serve to enhance battery performance and lifespan. As of October 28, 2006, our PosiCharge fast charge systems serviced over 5,000 electric industrial vehicles. We estimate that approximately 1.0 million electric industrial vehicles currently operate in North America, including over 100,000 new vehicles that we estimate were shipped in 2005.

  Revenue

We generate our revenue primarily from the sale and support of our small UAS and PosiCharge solutions. Support for our small UAS customers includes training, customer support and repair and replacement work, which we refer to collectively as our logistics operation. We derive most of our small UAS revenue from fixed-price and cost-plus-fee contracts with the U.S. government and most of our PosiCharge revenue from sales and service to commercial customers. We also generate revenue from our Energy Technology Center through the provision of contract development and engineering services, the sale of our power processing systems and license fees. For the fiscal years ended April 30, 2005 and 2006 and for the six months ended October 28, 2006, the UAS segment accounted for 78%, 80% and 82% of our revenue, respectively; the PosiCharge segment accounted for 15%, 14% and 12% of our revenue, respectively; and the Energy Technology Center segment accounted for 7%, 6% and 6% of our revenue, respectively.

  Cost of Sales

Cost of sales consists of direct costs and allocated indirect costs. Direct costs include labor, materials, travel, subcontracts and other costs directly related to the execution of a specific contract. Indirect costs include overhead expenses, fringe benefits and other costs that are not directly related to the execution of a specific contract. For the fiscal years ended April 30, 2005 and 2006 and for the six months ended October 28, 2006, cost of sales were 56%, 59% and 61% of our revenue, respectively.

Gross Margin

Gross margin is equal to revenue minus cost of sales. We use gross margin as a financial metric to help us understand trends in our direct costs and allocated indirect costs when compared to the revenue we generate. For the fiscal years ended April 30, 2005 and 2006 and for the six months ended October 28, 2006, gross margin was 44%, 41% and 39% of our revenue, respectively.

  Research and Development Expense

Research and development, or R&D, is an integral part of our business model. We conduct significant internally funded research and development and anticipate that research and development expense will continue to increase in absolute dollars for the foreseeable future. Our UAS research and development activities focus specifically on creating capabilities that support our existing small UAS product portfolio as well as new UAS platforms. These activities are funded both externally by customers and internally. In addition, we currently have a number of potential products in various stages of development and commercialization within our research and development program. For the fiscal years ended April 30, 2005 and 2006 and for the six months ended October 28, 2006, R&D expense accounted for 9%, 12% and 9% of our revenue, respectively.

  Backlog

Our backlog is comprised of funded and unfunded amounts provided in our contracts. We define funded backlog as unfilled firm orders for products and services for which funding currently is appropriated to us under the contract by the customer. We define unfunded backlog as the total remaining potential order amounts under indefinite delivery indefinite quantity, or IDIQ, contracts. IDIQ contracts do not obligate the U.S. government to purchase goods or services. Because of possible future changes in delivery schedules and/or cancellations of orders, backlog at any particular date is not necessarily representative of actual sales to be expected for any succeeding period, and actual sales for the year may not meet or exceed the backlog represented. Our funded backlog was $70.4 million and $79.7 million as of April 30, 2005 and 2006, respectively. Our unfunded backlog was $262.8 million and $475.5 million as of April 30, 2005 and 2006, respectively. As of October 28, 2006, our funded backlog was $69.5 million and unfunded backlog was $491.5 million.

Selling, General and Administrative

Our selling, general and administrative expenses, or SG&A, include salaries and other expenses related to selling, marketing and proposal activities, and other administrative costs. In addition, expense associated with our supplemental executive retirement plan is included in SG&A. SG&A is an important financial metric that we analyze to help us evaluate the contribution of our selling, marketing and proposal activities to revenue generation. For the fiscal years ended April 30, 2005 and 2006 and for the six months ended October 28, 2006, SG&A was 16%, 18% and 17% of our revenue, respectively.

Other Income and Expenses

Other income and expenses include interest income, interest expense, and the recovery of a previously written-off note receivable.

Income Tax Expense

Beginning in fiscal 2005, our effective tax rates were substantially lower than the statutory rates primarily due to research and development tax credits. The federal research and development tax credit expired in December 2005, but is expected to be reinstated for two years beginning retroactively on January 1, 2006, which will result in a decrease in our expected annual tax rate.

Critical Accounting Policies and Estimates

Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. When we prepare these consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Some of our accounting policies require that we make subjective judgments, including estimates that involve matters that are inherently uncertain. Our most critical estimates include those related to revenue recognition, inventories and reserves for excess and obsolescence, our supplemental executive retirement plan, self-insured liabilities, accounting for stock-based awards, and income taxes. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting estimates affect our more significant judgments and estimates used in preparing our consolidated financial statements. See Note 1 of the Notes to Consolidated Financial Statements for our Summary of Significant Accounting Policies. There have been no material changes made to the critical accounting estimates during the periods presented in the consolidated financial statements.

Revenue Recognition

Significant management judgments and estimates must be made and used in connection with the recognition of revenue in any accounting period. Material differences in the amount of revenue in any given period may result if these judgments or estimates prove to be incorrect or if management’s estimates change on the basis of development of the business or market conditions.

The substantial majority of our revenue is generated pursuant to written contractual arrangements to design, develop, manufacture and/or modify complex products, and to provide related engineering, technical and other services according to customer specifications. These contracts may be fixed-price or cost-reimbursable. We consider all contracts for treatment in accordance with Financial Accounting Standards Board Emerging Issues Task Force No. 00-21, “Revenue

Arrangements with Multiple Deliverables” (“EITF 00-21”). EITF 00-21 provides for deferral to higher authoritative guidance, including American Institute of Certified Public Accountants Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”), under which the majority of our contracts are properly accounted for. Contracts which provide for multiple deliverables to which SOP 81-1 does not apply are accounted for in accordance with the provisions of EITF No. 00-21.

Revenue from product sales not under contractual arrangement is recognized at the time title and the risk and rewards of ownership pass, which typically occurs when the products are shipped and collection is reasonably assured.

Revenue and profits on fixed-price contracts are recognized using percentage-of-completion methods of accounting. Revenue and profits on fixed-price production contracts, whose units are produced and delivered in a continuous or sequential process, are recorded as units are delivered based on their selling prices, or the units-of-delivery method. Revenue and profits on other fixed-price contracts with significant engineering as well as production requirements are recorded based on the ratio of total actual incurred costs to date to the total estimated costs for each contract, or the cost-to-cost method. Under percentage-of-completion methods of accounting, a single estimated total profit margin is used to recognize profit for each contract over its entire period of performance, which can exceed one year. Accounting for revenue and profits on a fixed-price contract requires the preparation of estimates of (1) the total contract revenue, (2) the total costs at completion, which is equal to the sum of the actual incurred costs to date on the contract and the estimated costs to complete the contract’s statement of work and (3) the measurement of progress towards completion. The estimated profit or loss at completion on a contract is equal to the difference between the total estimated contract revenue and the total estimated cost at completion. Under the units-of-delivery method, sales on a fixed-price type contract are recorded as the units are delivered during the period based on their contractual selling prices. Under the cost-to-cost method, sales on a fixed-price type contract are recorded at amounts equal to the ratio of actual cumulative costs incurred divided by total estimated costs at completion, multiplied by (A) the total estimated contract revenue, less (B) the cumulative sales recognized in prior periods. The profit recorded on a contract in any period using either the units-of-delivery method or cost-to-cost method is equal to (X) the current estimated total profit margin multiplied by the cumulative sales recognized, less (Y) the amount of cumulative profit previously recorded for the contract. In the case of a contract for which the total estimated costs exceed the total estimated revenue, a loss arises, and a provision for the entire loss is recorded in the period that it becomes evident. The unrecoverable costs on a loss contract that are expected to be incurred in future periods are recorded in the program cost.

Revenue and profits on cost-reimbursable type contracts are recognized as costs are incurred on the contract, at an amount equal to the costs plus the estimated profit on those costs. The estimated profit on a cost-reimbursable contract is generally fixed or variable based on the contractual fee arrangement.

We review cost performance and estimates to complete at least quarterly and in many cases more frequently. Adjustments to original estimates for a contract’s revenue, estimated costs at completion and estimated profit or loss are often required as work progresses under a contract, as experience is gained and as more information is obtained, even though the scope of work required under the contract may not change, or if contract modifications occur. The impact of revisions in profit estimates for all types of contracts are recognized on a cumulative catch-up basis in the period in which the revisions are made. Amounts representing contract change orders or claims are included in revenue only when they can be reliably estimated and their realization is probable. Incentives or penalties and awards applicable to performance on contracts are considered in estimating revenue and profit rates, and are recorded when there is sufficient information to assess anticipated contract performance. Revenue on arrangements that are not within the scope of SOP 81-1 are recognized in accordance with the SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements.”

Inventories and Reserve for Excess and Obsolescence

Our policy for valuation of inventory, including the determination of obsolete or excess inventory, requires us to perform a detailed assessment of inventory at each balance sheet date, which includes a review of, among other factors, an estimate of future demand for products within specific time horizons, valuation of existing inventory, as well as product lifecycle and product development plans. Inventory reserves are also provided to cover risks arising from slow-moving items. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based on assumptions about future demand and market conditions. We may be required to record additional inventory write-downs if actual market conditions are less favorable than those projected by our management. Our inventory reserve balance was $0.6 million, $1.1 million and $0.8 million at April 30, 2004, 2005, and 2006, respectively. The increase in the inventory reserve of $0.5 million to $1.1 million at April 30, 2005 from $0.6 million at April 30, 2004 was primarily due to additional inventory reserves for an earlier generation small UAS product line.

Supplemental Executive Retirement Plan Obligation

We maintain a supplemental executive retirement plan, which is a non-qualified defined benefit plan for Dr. MacCready, our Founder and Chairman of our board of directors. The plan is non-contributory and non-funded. Pension expense is determined using various actuarial cost methods to estimate the total benefits ultimately payable to the plan beneficiary, and this amount is accrued as a liability on our balance sheet. We review the actuarial assumptions used to calculate pension costs annually. Based upon the terms of this plan, the plan and all obligations under the plan will terminate automatically upon completion of this offering without any payment or promise of future payment to Dr. MacCready, which will result in a reversal of the related accrued expense of approximately $2.2 million in the period in which the offering is completed.

Self-Insured Liability

We are self-insured for employee medical claims, subject to individual and aggregate stop-loss policies. We estimate a liability for claims filed and incurred but not reported claims based upon recent claims experience and an analysis of the average period of time between the occurrence of a claim and the time it is reported to and paid by us. We perform an annual evaluation of this policy and have determined that for all prior years during which this policy has been in effect there have been cost advantages to this policy, as compared to obtaining commercially available employee medical insurance. However, actual results may differ materially from those estimated and could have a material impact on our consolidated financial statements.

Accounting for Stock-Based Awards

Historically, we applied Accounting Principles Board No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, or Opinion 25, in accounting for our stock-based compensation plans. We granted options with exercise prices at or above the estimated fair value of our common stock. No compensation expense was recorded as the exercise price equals or exceeds the fair value of the underlying stock on the grant date.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” or SFAS 123R. SFAS 123R eliminates the alternative of applying the intrinsic value measurement provisions of Opinion 25 to stock compensation awards issued to employees. Instead, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost must be recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period, which is usually the vesting period. We adopted SFAS 123R effective May 1, 2006. Because we historically used the minimum value method of measuring stock options, implementation of SFAS 123R applies prospectively to new awards after adoption. No expense is recognized for options granted prior to adoption. We awarded options representing 123,162 shares to employees during the six months ended October 28, 2006. Compensation expense of approximately $8,000, which represents the portion of those awards vesting, is included in our income statement for that period.

We estimate the fair value of stock options granted after adoption of SFAS 123R at the grant date, using a Black-Scholes option pricing model.

Given the absence of an active market for our common stock, our board of directors is required to estimate the fair value of our common stock. Our board of directors considered numerous objective and subjective factors in determining the value of our common stock at each option grant date, including the following factors: (1) recent transactions in our common stock; (2) contemporaneous valuations; (3) the fact that the option grants involved illiquid securities in a private company; (4) our stage of development and revenue growth; and (5) the likelihood of achieving a liquidity event for the shares of common stock underlying the options, such as an initial public offering or sale of our company, given prevailing market conditions. We did not obtain a contemporaneous valuation by an independent valuation specialist in connection with grants of options to acquire 443,381 shares of our common stock at an exercise price of $2.13 per share on October 20, 2005. Instead, our board of directors determined the fair market of our common stock at the time of such grant based upon contemporaneous substantial sales of our common stock at a price of $2.13 per share by one of our independent directors, Murray Gell-Mann, to another of our independent directors, Arnold L. Fishman, and to the Whiting Family Partnership, a family limited partnership of which Timothy E. Conver, our Chief Executive Officer, is a limited partner.

Assuming an initial offering price of our common stock of $15.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, the public offering price of our common stock will exceed the exercise price of options issued by us in September 2006 by $3.21 per share. We believe that this increase in the fair value of our common stock was primarily attributable to the following developments during the period:

•	receiving a full-rate production decision from the U.S. Army/SOCOM for the Raven B program in October 2006;

•	entering into a proof of concept development contract in October 2006 for a hand-held, lethal small UAS;

•	entering into an advanced concept technology demonstration contract in September 2006 with the Office of the Secretary of Defense, SOCOM and the U.S. Army to develop advanced UAS technologies;

•	executing two commercial service agreements beginning in October 2006 for oil and gas pipeline and offshore platform monitoring using small UAS;

•	introducing to the PosiCharge marketplace two additional elements of the system solution, PosiNet logistics management information system and Sidekick fast charge battery accessory;

•	the anticipated decrease in the marketability discount applicable to our common stock upon the completion of our initial public offering; and

•	improved market conditions.

Although it is reasonable to expect that the completion of this offering may further increase the value of our common stock underlying our outstanding options as a result of their increased marketability, the amount of such additional value cannot be measured with precision or certainty.

Income Taxes

We are required to estimate our income taxes, which includes estimating our current income taxes as well as measuring the temporary differences resulting from different treatment of items for tax and accounting purposes. We currently have significant deferred assets, which are subject to periodic recoverability assessments. Realizing our deferred tax assets principally depends on our achieving projected future taxable income. We may change our judgments regarding future profitability due to future market conditions and other factors, which may result in recording a valuation allowance against those deferred tax assets. Beginning in fiscal 2005, our effective tax rates were substantially lower than the statutory rates primarily due to research and development tax credits. The federal research and development tax credit expired in December 2005, but is expected to be reinstated for two years beginning retroactively on January 1, 2006, which will result in a decrease in our expected annual tax rate.

Fiscal Periods

Our fiscal year ends on April 30 and our fiscal quarters end on the last Saturday of July, October and January.

Results of Operations

The following table sets forth certain historical consolidated income statement data expressed in dollars (in thousands) and as a percentage of revenue for the periods indicated. Certain amounts may not calculate due to rounding.

							Six Months Ended
	Fiscal Year Ended April 30,						October 29,		October 28,
	2004		2005		2006		2005		2006
							(Unaudited)

Revenue	$47,680	100%	$105,155	100%	$139,357	100%	$73,301	100%	$76,746	100%
Cost of sales	33,122	69%	58,549	56%	82,598	59%	44,484	61%	46,990	61%

Gross margin	14,558	31%	46,606	44%	56,759	41%	28,817	39%	29,756	39%
Research and development	1,715	4%	9,799	9%	16,098	12%	7,081	10%	7,021	9%
Selling, general and administrative	9,725	20%	16,733	16%	24,810	18%	11,250	15%	12,867	17%

Income from operations	3,118	7%	20,074	19%	15,851	12%	10,486	14%	9,868	13%
Interest income	2	0%	61	0%	333	0%	63	0%	353	0%
Interest expense	(90)	0%	(110)	0%	(127)	0%	(59)	0%	(6)	0%

Income before income taxes	3,030	6%	20,025	19%	16,057	12%	10,490	14%	10,215	13%
Income tax expense	859	2%	5,455	5%	4,849	3%	3,143	4%	3,956	5%

Net income	$2,171	5%	$14,570	14%	$11,208	8%	$7,347	10%	$6,259	8%

Our operating segments are UAS, PosiCharge fast charge systems and our Energy Technology Center. The accounting policies for each of these segments are the same. In addition, a significant portion of our research and development, selling, general and administrative, and general overhead resources are shared across our segments.

The following table sets forth our revenue and gross margin generated by each operating segment for the periods indicated:

				Six Months Ended
	Fiscal Year Ended April 30,			October 29,	October 28,
	2004	2005	2006	2005	2006
				(Unaudited)
	(In thousands)

Revenue:
UAS	$30,372	$82,249	$111,104	$57,867	$62,858
PosiCharge Fast Charge Systems	9,111	15,642	19,928	11,664	9,458
Energy Technology Center	8,197	7,264	8,325	3,770	4,430

Total	$47,680	$105,155	$139,357	$73,301	$76,746

Gross margin:
UAS	$10,161	$37,235	$44,558	$22,385	$23,787
PosiCharge Fast Charge Systems	3,524	5,846	8,062	4,649	3,761
Energy Technology Center	873	3,525	4,139	1,783	2,208

Total	$14,558	$46,606	$56,759	$28,817	$29,756

Six Months Ended October 28, 2006 Compared to Six Months Ended October 29, 2005

Revenue.  Revenue for the six months ended October 28, 2006 was $76.7 million, as compared to $73.3 million for the six months ended October 29, 2005, representing an increase of $3.4 million, or 5%. UAS revenue increased $5.0 million to $62.9 million for the six months ended October 28, 2006, largely due to the continued growth of our logistics operation. Revenue from our logistics operation increased $7.1 million, while UAS product sales decreased $4.0 million. The decrease in UAS product sales was largely due to product shipments being deferred into the latter part of this fiscal year pending customer testing and evaluation, which has been completed. PosiCharge fast charge systems revenue decreased by $2.2 million to $9.5 million for the six months ended October 28, 2006, primarily due to lower installations of PosiCharge with our automotive customers. Energy Technology Center revenue increased by $0.7 million to $4.4 million in the six months ended October 28, 2006, primarily due to higher sales of power processing test equipment.

Cost of Sales.  Cost of sales for the six months ended October 28, 2006 was $47.0 million, as compared to $44.5 million for the six months ended October 29, 2005, representing an increase of $2.5 million, or 5%. The increase in cost of sales was caused primarily by higher UAS cost of sales of $3.6 million and Energy Technology Center cost of sales of $0.2 million offset by lower PosiCharge fast charge systems cost of sales of $1.3 million.

Gross Margin.  Gross margin for the six months ended October 28, 2006 was $29.8 million, as compared to $28.8 million for the six months ended October 29, 2005, representing an increase of $1.0 million, or 3%. UAS gross margin increased $1.4 million to $23.8 million for the six months ended October 28, 2006. As a percentage of revenue, gross margin for UAS decreased slightly from 39% to 38%. PosiCharge fast charge systems gross margin decreased $0.9 million to $3.8 million for the six months ended October 28, 2006, due to lower sales volume. As a percentage of revenue, PosiCharge fast charge systems gross margin was 40% for the six months ended October 28, 2006 and October 29, 2005. Energy Technology Center gross margin increased $0.4 million to $2.2 million for the six months ended October 28, 2006, primarily due to higher sales of power processing test equipment. As a percentage of revenue, Energy Technology Center gross margin increased from 47% to 50% for the six months ended October 28, 2006, primarily due to the higher equipment sales relative to customer-funded research and development work.

Research and Development.  R&D expense for the six months ended October 28, 2006 was $7.0 million (or 9% of revenue), which is in line with R&D expense of $7.1 million (or 10% of revenue) for the six months ended October 29, 2005.

Selling, General and Administrative.  SG&A expense for the six months ended October 28, 2006 was $12.9 million (or 17% of revenue), compared to SG&A expense of $11.3 million (or 15% of revenue) in the six months ended October 29, 2005. The increase in SG&A expense of $1.6 million was caused primarily by the added administrative and marketing infrastructure necessary as we continue to grow our business.

Income Tax Expense.  Our effective income tax rate was 38.7% for the six months ended October 28, 2006, as compared to 30.0% for the six months ended October 29, 2005. This increase was due to the expiration of the federal research and development tax credit on December 31, 2005. This tax credit is expected to be reinstated for two years beginning retroactively on January 1, 2006. Consequently, we will make an adjustment to our effective tax rate in the fiscal period during which the tax credit is reinstated, the quarter ended January 27, 2007.

Fiscal Year Ended April 30, 2006 Compared to Fiscal Year Ended April 30, 2005

Revenue.  Revenue for the fiscal year ended April 30, 2006 was $139.4 million, as compared to $105.2 million for the fiscal year ended April 30, 2005, representing an increase of $34.2 million, or 33%. UAS revenue increased $28.9 million to $111.1 million for the fiscal year ended April 30, 2006, largely due to the continued growth of our logistics operations, which were launched in the fiscal year ended April 30, 2005 and accounted for $20.1 million of the increase in UAS revenue. The remaining increase in UAS revenue of $8.8 million was due to an increase in product sales. PosiCharge fast charge systems revenue increased by $4.3 million to $19.9 million for the fiscal year ended April 30, 2006 primarily due to acceptance of PosiCharge into multiple facilities operated by one of our existing customers. Energy Technology Center revenue increased by $1.1 million to $8.3 million in the fiscal year ended April 30, 2006, primarily due to an increase in sales of power processing test equipment.

Cost of Sales.  Cost of sales for the fiscal year ended April 30, 2006 was $82.6 million, as compared to $58.5 million for the fiscal year ended April 30, 2005, representing an increase of $24.1 million, or 41%. The increase in cost of sales was caused by higher UAS cost of sales of $21.5 million, higher PosiCharge fast charge systems cost of sales of $2.1 million, and higher Energy Technology Center cost of sales of $0.4 million. The increase in UAS cost of sales was largely due to a full year of our logistics activities. The increase in PosiCharge fast charge systems cost of sales was primarily due to the continued adoption of our fast charge systems.

Gross Margin.  Gross margin for the fiscal year ended April 30, 2006 was $56.8 million, as compared to $46.6 million for the fiscal year ended April 30, 2005, representing an increase of $10.2 million, or 22%. UAS gross margin increased $7.3 million to $44.6 million for the fiscal year ended April 30, 2006. As a percentage of revenue, gross margin for UAS decreased from 45% to 40%, largely due to a reduction in pricing on UAS production orders in fiscal year 2006 and an increase in cost-plus-fee contracts relative to fixed-price contracts, the former of which tend to have lower gross margins, as described more fully in “Government Contracting Process.” The lower pricing also reflected the pass-through of manufacturing cost efficiencies to our customers. PosiCharge fast charge systems gross margin increased $2.2 million to $8.1 million for the fiscal year ended April 30, 2006, due to the increase in sales volume. As a percentage of revenue, PosiCharge fast charge systems gross margin increased from 37% to 40% for the fiscal year ended April 30, 2006, due to the achievement of direct and indirect cost efficiencies coincident with higher sales volume. Energy Technology Center gross margin increased $0.6 million to $4.1 million for the fiscal year ended April 30, 2006, primarily due to increased sales of power processing test equipment. As a percentage of revenue, Energy Technology Center gross margin increased from 49% to 50% for the fiscal year ended April 30, 2006, primarily due to the higher sales mix of equipment sales compared to customer-funded research and development work.

Research and Development.  R&D expense for the fiscal year ended April 30, 2006 was $16.1 million (or 12% of revenue), compared to R&D expense of $9.8 million (or 9% of revenue) for the fiscal year ended April 30, 2005. The increase in R&D expense reflected our investment in improvement and expansion of existing product lines and development of new product opportunities.

Selling, General and Administrative.  SG&A expense for the fiscal year ended April 30, 2006 was $24.8 million (or 18% of revenue), compared to SG&A expense of $16.7 million (or 16% of revenue) in the fiscal year ended April 30, 2005. The increase in SG&A expense of $8.1 million was caused primarily by the added administrative and marketing infrastructure necessary to support the growth in our business volume and to enhance the documentation of our internal controls. Further, the increase in SG&A expense partially reflects the lag in SG&A infrastructure growth relative to the revenue growth we experienced in the fiscal year ended April 30, 2005. As a percentage of revenue, SG&A expense increased to 18% in the fiscal year ended April 30, 2006, primarily due to the establishment of a supplemental executive retirement plan for Dr. MacCready, our Founder and Chairman of our board of directors. The expense associated with this plan was $2.2 million (or 2% of revenue) in 2006.

Income Tax Expense.  Our effective income tax rate was 30.2% for the fiscal year ended April 30, 2006, as compared to 27.2% for the fiscal year ended April 30, 2005. The increase was due to a reduction in the federal research and development tax credit computed based on the expiration of the tax credit on December 31, 2005. The tax credit is expected to be reinstated for two years beginning retroactively on January 1, 2006. Consequently, we will make an adjustment to our effective tax rate in the fiscal period during which the tax credit is reinstated, the quarter ended January 27, 2007.

Fiscal Year Ended April 30, 2005 Compared to Fiscal Year Ended April 30, 2004

Revenue.  Revenue for the fiscal year ended April 30, 2005 was $105.2 million, as compared to $47.7 million for the fiscal year ended April 30, 2004, representing an increase of $57.5 million, or 121%. UAS sales increased $51.9 million to $82.2 million for the fiscal year ended April 30, 2005, due to the high volume of UAS deliveries achieved during the first full year of full-rate UAS production. PosiCharge fast charge systems sales increased $6.5 million to $15.6 million for the fiscal year ended April 30, 2005 due to the continued adoption of these systems, particularly with one existing customer that implemented PosiCharge in many of its North American plants. The decrease in Energy Technology Center sales of $0.9 million was largely due to a decrease in customer-funded research and development.

Cost of Sales.  Cost of sales for the fiscal year ended April 30, 2005 was $58.5 million, as compared to $33.1 million for the fiscal year ended April 30, 2004, representing an increase of $25.4 million, or 77%. The increase in cost of sales was driven by higher UAS cost of sales of $24.8 million and higher PosiCharge fast charge systems cost of sales of $4.2 million, partially offset by a decline in Energy Technology Center cost of sales of $3.6 million. The increase in UAS cost of sales was largely due to the high volume of UAS deliveries achieved during the first full year of full-rate UAS production activities. The increase in PosiCharge fast charge systems cost of sales was primarily due to increased adoption and implementation of fast charge systems. The decrease in Energy Technology Center cost of sales was primarily due to lower overall sales and a change in the mix of business toward lower cost power processing systems and write-down of inventory that occurred in 2004 and was not present in 2005.

Gross Margin.  Gross margin for the fiscal year ended April 30, 2005 was $46.6 million, as compared to $14.6 million for the fiscal year ended April 30, 2004, representing an increase of $32.0 million, or 220%. UAS gross margin increased $27.1 million to $37.2 million for the fiscal year ended April 30, 2005. As a percentage of revenue, UAS gross margin increased from 33% to 45% for the fiscal year ended April 30, 2005, primarily due to efficiencies achieved during the first full year of full-rate UAS production. PosiCharge fast charge systems gross margin increased $2.3 million to $5.8 million as of April 30, 2005. As a percentage of revenue, PosiCharge fast charge systems gross margin decreased from 39% to 37% for the fiscal year ended April 30, 2005, primarily due to volume pricing incentives. Energy Technology Center gross margin increased $2.7 million to $3.5 million for the fiscal year ended April 30, 2005. As a percentage of revenue, Energy Technology Center gross margin increased from 11% to 49% for the fiscal year ended April 30, 2005, primarily due to the change in the mix of business toward lower cost power processing systems and write-down of inventory that occurred in 2004 and was not present in 2005.

Research and Development.  R&D expense for the fiscal year ended April 30, 2005 was $9.8 million (or 9% of revenue), compared to R&D expense of $1.7 million (or 4% of revenue) for the fiscal year ended April 30, 2004. The increase in R&D expense reflected our investment in improvement and expansion of existing product lines and development of new product opportunities.

Selling, General and Administrative.  SG&A expense for the fiscal year ended April 30, 2005 was $16.7 million (or 16% of revenue), compared to SG&A expense of $9.7 million (or 20% of revenue) for the fiscal year ended April 30, 2004. The year-over-year increase in SG&A expense of $7.0 million was caused by adding infrastructure necessary to support our year-over-year sales growth. As a percentage of revenue, our infrastructure costs lagged behind the increase in revenue in 2005.

Income Tax Expense.  Our effective income tax rate was 27.2% for the fiscal year ended April 30, 2005, as compared to 28.3% for the fiscal year ended April 30, 2004. The decrease was due to an increase in research and development tax credits, offset in part by a reduction of an amount in excess of the tax liability for 2004.

Liquidity and Capital Resources

We currently have no material cash commitments, except for normal recurring trade payables, accrued expenses and ongoing research and development costs, all of which we anticipate funding through our existing working capital, funds provided by operating activities and our working capital line of credit. The majority of our purchase obligations are pursuant to funded contractual arrangements with our customers. In addition, we do not currently anticipate significant investment in property, plant and equipment, and we believe that our existing cash, cash equivalents, cash provided by operating activities, funds available through our working capital line of credit and other financing sources and the net proceeds from this offering will be sufficient to meet our anticipated working capital, capital expenditure and debt service requirements, if any, during the next twelve months. There can be no assurance, however, that our business will continue to generate cash flow at current levels. If we are unable to generate sufficient cash flow from operations, then we may be required to sell assets, reduce capital expenditures or obtain additional financing.

Our primary liquidity needs are for financing working capital, investing in capital expenditures, supporting product development efforts, introducing new products and enhancing existing products, and marketing acceptance and adoption of our products and services. Our future capital requirements, to a certain extent, are also subject to general conditions in or affecting the defense industry and are subject to general economic, political, financial, competitive, legislative and regulatory factors that are beyond our control. Moreover, to the extent that existing cash, cash equivalents, cash from operations, cash from short-term borrowing and the net proceeds from this offering are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Although we are currently not a party to any agreement or letter of intent with respect to potential investment in, or acquisitions of, businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing.

Our working capital requirements vary by contract type. On cost-plus-fee programs, we typically bill our incurred costs and fees monthly as work progresses, and therefore working capital investment is minimal. On fixed-price contracts, we typically are paid as we deliver products, and working capital is needed to fund labor and expenses incurred during the lead time from contract award until contract deliveries begin.

Cash Flows

The following table provides our cash flow data for each of the years in the three-year period ended April 30, 2006 and for each of the six months ended October 29, 2005 and October 28, 2006:

				Six Months Ended
	Fiscal Year Ended April 30,			October 29,	October 28,
	2004	2005	2006	2005	2006
				(Unaudited)
	(In thousands)

Net cash provided by (used in) operating activities	$1,570	$8,644	$13,353	$7,758	$(2,283)
Net cash used in investing activities	$(1,316)	$(3,533)	$(4,190)	$(1,803)	$(1,274)
Net cash provided by (used in) financing activities	$1,058	$1,639	$(3,835)	$(500)	$1,347

Cash Provided by Operating Activities.  Net cash used in operating activities for the six months ended October 28, 2006 increased by $10.1 million to $2.3 million, compared to net cash provided by operating activities of $7.8 million for the six months ended October 29, 2005. This increase in net cash used in operating activities was primarily due to continued sales growth that resulted in increased working capital needs of $8.3 million.

Net cash provided by operating activities for the fiscal year ended April 30, 2006 increased by $4.8 million to $13.4 million, compared to $8.6 million for the fiscal year ended April 30, 2005. The increase in net cash provided by operating activities was primarily due to improved working capital of $9.2 million, an accrual for long-term retirement costs of $2.2 million and increased depreciation and amortization of $0.9 million, partially offset by lower net income of $3.3 million. Accounts receivable was higher at April 30, 2006 than at April 30, 2005 primarily due to overall higher sales volume for the fiscal year ended April 30, 2006. Inventories were roughly the same at April 30, 2006 and at April 30, 2005.

Net cash provided by operating activities for the fiscal year ended April 30, 2005 increased $7.0 million to $8.6 million, compared to $1.6 million for the fiscal year ended April 30, 2004. The increase in net cash provided by operating activities was primarily due to higher net income of $12.3 million and higher depreciation and amortization of $0.3 million, partially offset by higher working capital needs of $4.8 million. Accounts receivable and inventories were higher at April 30, 2005 than at April 30, 2004 primarily due to overall higher sales volume for the fiscal year ended April 30, 2005.

Our cash flows from operating activities are dependent on the timing of receipts from various government payment offices and commercial customers and, as a result, may differ from period to period. Such variations from period to period in cash flows from operating activities could be significant.

Cash Used in Investing Activities.  Net cash used in investing activities was $1.3 million for the six months ended October 28, 2006, compared to $1.8 million for the six months ended October 29, 2005. During the six months ended October 28, 2006 and October 29, 2005, we used cash to purchase property and equipment totaling $1.3 million and $1.8 million, respectively.

Net cash used in investing activities increased $0.7 million to $4.2 million for the fiscal year ended April 30, 2006, compared to $3.5 million for the fiscal year ended April 30, 2005. The increase in net cash used in investing activities was primarily due to increased purchases of property and equipment of $0.6 million, primarily for the expansion of our UAS business.

Net cash used in investing activities increased $2.2 million to $3.5 million for the fiscal year ended April 30, 2005, compared to $1.3 million for the fiscal year ended April 30, 2004. The increase in net cash used in investing activities was primarily due to increased purchases of property and equipment of $2.1 million, primarily related to capital costs associated with the implementation of our new ERP system.

Cash Provided by Financing Activities.  Net cash provided by financing activities increased $1.8 million to $1.3 million for the six months ended October 28, 2006, compared to net cash used by financing activities of $0.5 million for the six months ended October 29, 2005. During the six months ended October 28, 2006, we collected $0.2 million from the exercise of stock options. Long-term debt payments, net of borrowings, during the six months ended October 28, 2006 decreased by $0.5 million, compared to the six months ended October 29, 2005. In addition, we fulfilled the delivery terms outlined in a standby letter of credit that allowed us to release $1.1 million of restricted cash.

Net cash used in financing activities increased $5.4 million to $3.8 million for the fiscal year ended April 30, 2006, compared to net cash provided by financing activities of $1.6 million for the fiscal year ended April 30, 2005. The increase in net cash used in financing activities was primarily due to paying down our long term debt of $2.0 million and the transfer of $1.5 million to restricted cash to secure standby letters of credit established for the benefit of our customers, partially offset by no debt borrowings and a decrease of $0.6 million received from stock option exercises. At April 30, 2006, as a result of our strategy to pay down debt, we had no long term debt.

Net cash provided by financing activities increased $0.5 million to $1.6 million for the fiscal year ended April 30, 2005, compared to $1.1 million for the fiscal year ended April 30, 2004. The increase in net cash provided by financing activities was primarily due to higher collections of $0.7 million associated with stock option exercises, partially offset by common stock repurchases of $0.1 million. At April 30, 2005, we had $2.5 million in long term debt, incurred to finance the expansion of our UAS business.

Line of Credit and Term Loan Facilities

We have a revolving line of credit with a bank, under which we may borrow up to $16.5 million, and a term loan facility, under which we may borrow up to $5.0 million. Borrowings bear interest at the bank’s prime commercial lending rate, which was 7.75% and 8.25% as of April 30, 2006 and October 28, 2006, respectively. The line of credit is secured by substantially all of our assets. All principal plus accrued but unpaid interest on the line of credit is due August 31, 2007. All principal plus accrued but unpaid interest on the term loan is due December 31, 2009. We had no outstanding balance on the line of credit or the term loan as of October 28, 2006.

Contractual Obligations

The following table describes our commitments to settle contractual obligations as of April 30, 2006:

	Payments Due By Period
		Less Than			More Than
	Total	1 Year	1 to 3 Years	3 to 5 Years	5 Years
	(In thousands)

Operating lease obligations	$5,122	$1,477	$2,490	$1,155	$—
Supplemental Executive
Retirement Plan(1)	3,920	200	431	475	2,814
Purchase obligations(2)	12,666	12,666	—	—	—

Total	$21,708	$14,343	$2,921	$1,630	$2,814

(1)	The supplemental executive retirement plan is a non-qualified benefit plan pursuant to which we have agreed to pay Dr. MacCready, our Founder and Chairman, additional benefits at retirement. This plan will terminate automatically upon completion of this offering. See “Management — Pension Plan.” The amount represents total cash payments anticipated under the plan. For accounting purposes, the liability is recorded at net present value of $2.2 million.

(2)	Consists of all non-cancelable purchase orders as of April 30, 2006.

We have entered into standby letter-of-credit agreements and bank guarantee agreements with financial institutions and customers primarily relating to the guarantee of our future performance on certain contracts to provide products and services and to secure advance payments we have received from certain international customers. As of October 28, 2006, we had standby letters of credit totaling $0.4 million without any claims against such letters of credit. These letters of credit expire upon release by the customer.

Off-Balance Sheet Arrangements

As of October 28, 2006, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of the SEC’s Regulation S-K.

Inflation

Our operations have not been, and we do not expect them to be, materially affected by inflation. Historically, we have been successful in adjusting prices to our customers to reflect changes in our material and labor costs.

New Accounting Standards

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123R, “Share-Based Payment,” or SFAS 123R. SFAS 123R requires that compensation expense relating to share-based payment transactions be recognized in financial statements at estimated fair value. The scope of SFAS 123R includes a wide range of share-based compensation arrangements, including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. This standard replaces SFAS 123 and supersedes APB 25. As a nonpublic company, we previously utilized the minimum-value method rather than the fair value based method of accounting for stock-based employee compensation as permitted by SFAS 123. In accordance with SFAS 123, we disclose pro forma net income and earnings per share adjusted for non-cash compensation expense arising from the estimated fair value of share-based payment transactions. We adopted SFAS 123R on a prospective basis, effective as of May 1, 2006. Share-based benefits will be valued at fair value using the Black-Scholes option pricing model. The fair value will be expensed over the vesting period. The adoption of SFAS 123R did not result in a significant impact on our consolidated financial statements, but we will recognize a non-cash compensation expense for options granted after May 1, 2006.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107, “Share-Based Payment,” or SAB 107. SAB 107 provides guidance to assist registrants in the initial implementation of SFAS 123R. SAB 107 includes interpretive guidance related to share-based payment transactions with non-employees, valuation methods and underlying expected volatility and expected term assumptions, the classification of compensation expense and accounting for the income tax effects of share-based arrangements upon adopting SFAS 123R.

In May 2005, the Financial Accounting Standards Board, or FASB, issued SFAS No. 154, “Accounting Changes and Error Corrections,” which requires retrospective application of all voluntary changes in accounting principles to all periods presented, rather than using a cumulative catch-up adjustment as currently required for most accounting changes under APB Opinion 20, “Accounting Changes.” This Statement replaces APB Opinion No. 20 and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and will be effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005.

In June 2005, the FASB approved Emerging Issues Task Force Issue No. 05-06, “Determining the Amortization Period for Leasehold Improvements,” or EITF 05-06. EITF 05-06 provides guidance on determining the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception. The guidance requires that leasehold improvements acquired in a business combination or purchased subsequent to the inception of a lease be amortized over the lesser of the useful life of the assets or a term that includes renewals that are reasonably assured at the date of the business combination or purchase. The guidance is effective for periods beginning after June 29, 2005. EITF 05-06 is not expected to have any impact on our financial position, results of operations or cash flows.

In November 2005, the FASB issued FASB Staff Position No. FAS 123R-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards,” or FSP 123R-3. FSP 123R-3 provides an elective alternative transition method for calculating the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of FAS 123R. Companies may take up to one year from the effective date of FSP 123R-3 to evaluate the available transition alternatives and make a one-time election as to which method to adopt. We are currently in the process of evaluating the alternative methods.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109,” or FIN 48. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This accounting standard will be effective for us beginning May 1, 2007. We are currently assessing the provisions of FIN 48.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

It is our policy not to enter into interest rate derivative financial instruments. We do not currently have any significant interest rate exposure.

Foreign Currency Exchange Rate Risk

Since a significant part of our sales and expenses are denominated in U.S. dollars, we have not experienced significant foreign exchange gains or losses to date, and do not expect to incur significant foreign exchange gains or losses in the future. We occasionally engage in forward contracts in foreign currencies to limit our exposure on non-U.S. dollar transactions.

BUSINESS

Overview

We design, develop, produce and support a technologically-advanced portfolio of small unmanned aircraft systems that we supply primarily to organizations within the U.S. Department of Defense, and fast charge systems for electric industrial vehicle batteries that we supply to commercial customers. We derive the majority of our revenue from these two business areas, and we believe that both the small unmanned aircraft systems, or UAS, and fast charge markets are in the early stages of development and have significant growth potential. Additionally, we believe that some of the innovative potential products in our research and development pipeline will emerge as new growth platforms in the future, creating market opportunities. The success we have achieved with our current products stems from our ability to invent and deliver advanced solutions, utilizing our proprietary technologies, to help our government and commercial customers operate more effectively and efficiently. Our core technological capabilities, developed through 35 years of innovation, include lightweight aerostructures and electric propulsion systems, efficient electric energy systems and storage, high-density energy packaging, miniaturization, controls integration and systems engineering optimization. We helped to pioneer and are now a leader in the markets for small UAS and fast charge systems, and we have experienced annual revenue growth rates of 121% and 33% for the fiscal years ended April 30, 2005 and 2006, respectively, and a compound annual revenue growth rate of 71% for the three-year period ended April 30, 2006.

Our small UAS are well positioned to support the transformational strategy of the U.S. Department of Defense, or DoD, the purpose of which is to convert the military into a smaller, more agile force that operates through a network of observation, communication and precision targeting technologies, and its efforts to prosecute the global war on terror, which have increased the need for real-time, visual information in new operational environments. Our small UAS, including Raven, Dragon Eye, Swift, Wasp and Puma, are designed to provide valuable intelligence, surveillance and reconnaissance, or ISR, directly to the small tactical unit, or individual “warfighter” level, thereby increasing flexibility in mission planning and execution. Our small unmanned aircraft wirelessly transmit critical live video and other information generated by their payload of electro-optical or infrared sensors, enabling the operator to view and capture images, during the day or at night, on a hand-held ground control unit. We also provide training by our highly-skilled instructors, who typically have extensive military experience, and continuous refurbishment and repair services for our products.

We designed all of our small UAS to be man-portable, launchable by one person and operated through a hand-held control unit. Our small UAS are electrically powered, configured to carry electro-optical or infrared sensors, provide real-time situational awareness and intelligence, fly quietly at speeds reaching 50 miles per hour and travel up to 20 miles from their launch location on a modular, replaceable battery pack. These characteristics make them well suited for reconnaissance, surveillance, target acquisition and battle damage assessment operations. Each of our small UAS typically consists of three aircraft, associated ground control equipment, spares and customer support. We believe that our small UAS capabilities, combined with our high level of service, logistical support and training, have enabled us to win both competitively bid U.S. military small UAS programs of record as of October 28, 2006.

We deliver new aircraft to satisfy orders against contracts, and we also deliver new aircraft to replace those damaged in the field. Our DoD customers have shifted from small initial order quantities to long-term, high-volume contracts to purchase our small UAS. As of October 28, 2006, we had U.S. government contract funded backlog of $64.0 million and unfunded indefinite delivery indefinite quantity, or IDIQ, contracts providing for potential purchases of up to approximately $491.5 million. Our backlog consists primarily of contracts and IDIQs with the U.S. Army, U.S. Marine Corps and U.S. Special Operations Command, or SOCOM, which we won through full and open competitions, and we are currently the sole supplier for these contracts. The U.S. Army projects its total demand for our Raven small UAS at approximately 1,900 new systems, of which we had delivered approximately

25% as of October 28, 2006. While military customers represent the substantial majority of the domestic small UAS market today, we believe that new applications in intelligence, homeland/border security and local law enforcement, as well as potential commercial applications, represent significant new domestic and international growth opportunities for our small UAS solutions.

Our PosiCharge products and services are designed to improve productivity and safety for operators of electric industrial vehicles, such as forklifts and airport ground support equipment, by improving battery and fleet management. In multi-shift fleet operations, traditional charging systems require users to exchange vehicle batteries throughout the day because these batteries discharge their energy through vehicle usage and there is insufficient vehicle downtime to recharge them during a shift. Changing these batteries, which can weigh as much as 3,500 pounds, requires labor time and dedicated battery changing rooms that consume valuable floor space. PosiCharge utilizes our proprietary technology in energy and battery management to recharge electric industrial vehicle batteries rapidly during regularly scheduled breaks or other times the vehicle is not in service, eliminating the costly and time-consuming process of removing and replacing the battery. PosiCharge is able to recharge a typical electric industrial vehicle battery up to six times faster than a conventional charger. Utilizing its current, voltage and temperature management capabilities, PosiCharge eliminates the need to cool batteries after normal charging, which can take up to eight hours, thereby allowing vehicles to quickly return to operation after the charging process. These capabilities can also serve to enhance battery performance and lifespan. To date, PosiCharge fast charge systems have been purchased and installed by a diverse group of customers that includes Ford Motor Company, SYSCO Corporation, Southwest Airlines and IKEA. As of October 28, 2006, our PosiCharge fast charge systems serviced over 5,000 electric industrial vehicles. We estimate that approximately 1.0 million electric industrial vehicles currently operate in North America, including over 100,000 new vehicles that we estimate were shipped in 2005.

Research and development activities are integral to our business, and we follow a disciplined approach to investing our resources to create new technologies and solutions. These activities are funded both externally by customers and internally. A fundamental part of this approach is a well-defined screening process that helps business managers identify commercial opportunities that support current or desired technological capabilities. Our UAS research and development activities focus specifically on creating capabilities that support our existing small UAS product portfolio as well as new UAS platforms. Our Energy Technology Center also engages in research and development in support of our existing product lines as well as to develop solutions for other markets such as renewable energy.

We foster an entrepreneurial culture that encourages our engineers to pursue innovative solutions and new applications of our core technological capabilities that we believe will be important in future developments and market competition. This approach has resulted in a portfolio consisting of 57 issued patents, 46 in-process patents and 40 patents pending disclosure as of October 28, 2006. In addition, we currently have a number of potential products in various stages of development and commercialization within our research and development program. This process of creating new products resulted in our current small UAS and PosiCharge products. We believe some of our current research and development projects will also produce new products that will be adopted in large markets and will become important growth platforms for us. Examples of current development projects include Global Observer, a high-altitude, long-endurance UAS, Switchblade, a small UAS that can carry both reconnaissance and lethal payloads, Digital Data Link, a wireless communication technology for UAS-based networking, and Architectural Wind, a renewable energy system utilizing a modular wind turbine design that can supply electricity into a building’s electrical system or directly into the local electric utility’s transmission system.

Market Opportunity

Small UAS

The market for our small UAS has grown significantly due to the U.S. military’s post-Cold War transformation, the demands of the global war on terror and the tactical limitations of larger UAS. Following the end of the Cold War, the U.S. military began its transformation into a smaller, more agile force that fights through a network of observation, communication and precision targeting technologies. This transformation accelerated following the terrorist attacks of September 11, 2001, as the U.S. military required improved observation and targeting to combat enemies who operate in small groups, often embedded in dense population centers or dispersed in remote locations. We believe that UAS, which range from large systems, such as Northrop Grumman’s Global Hawk and General Atomics’ Predator, to small systems, such as our Raven, are an integral part of this transforming military force because they provide critical observation and communications capabilities. The timely delivery of this information from large UAS to small units on the ground is often very difficult. Because our small UAS can provide real-time observation and communication capabilities directly to these small units who directly control them, the market for our small UAS continues to expand. As we explore opportunities to develop new markets for our small UAS such as border surveillance and petrochemical industry infrastructure monitoring, we expect further growth through the introduction of UAS technology to non-military applications.

The transformation currently taking place in the U.S. Armed Forces represents a shift from Industrial Age warfare, which emphasized amassing large forces and weapon systems, to Information Age warfare, which emphasizes networked and distributed forces with enhanced situational awareness. At the center of this transformation lies the concept of Network-Centric Warfare, which includes the widespread deployment of sensor and communication systems that collect and transmit information to the small tactical unit, or individual “warfighter” level.

Broadly defined, Network-Centric Warfare encompasses strategies, tactics, techniques, procedures, organizations and technologies that a networked force can employ to create a decisive advantage. The principles for developing a network-centric force established by the DoD’s Office of Force Transformation include the following:

•	generate an information advantage through more timely, accurate and relevant information;

•	expand the use of deployable, networked sensors, by leveraging intelligence, surveillance and reconnaissance, or ISR, capabilities;

•	use sensors to gain information superiority;

•	increase the opportunity for low-level forces to operate nearly autonomously and to be able to rapidly adapt;

•	make the U.S. military more rapidly deployable and able to successfully complete its mission; and

•	enable every weapon platform to be a sensor, from the individual soldier to a satellite.

UAS can satisfy many of these new objectives. Large, high-flying UAS provide a portion of the valuable ISR required for Network-Centric Warfare. These complex systems do not, however, provide warfighters with the direct ability to navigate the aircraft and control its sensors to receive the most relevant tactical information in real-time. Small UAS, on the other hand, by virtue of their significantly lower cost, minimal infrastructure requirements and portability, are operated by small combat units. Our small UAS are capable of delivering valuable ISR, including real-time tactical reconnaissance, tracking, combat assessment and geographic data, directly to the warfighter, which increases flexibility in mission planning and execution. Furthermore, small UAS can contribute to urban combat and stability operations by providing low-altitude ISR and communications relay. Small UAS, therefore, act as “force multipliers” to military commanders by allowing them to observe and assess situations over any terrain and adjust tactics, personnel and firepower to enhance mission effectiveness. Current operations in Iraq and Afghanistan have increased utilization of small UAS, resulting in greater demand for spares, repairs and refurbishment. Most importantly, the use of small UAS in Iraq and Afghanistan has accelerated their broad adoption within the DoD. We believe that the U.S. military’s ongoing transformation, coupled with the nature of the threat associated with the global war on terror, will continue to be long-term drivers of the demand for small UAS. Small UAS offer a unique, reliable and proven tool for U.S. and allied forces in this new threat environment. As such, we believe that small UAS will play an increasing role in transforming the U.S. military and that the armed forces of NATO and other U.S. allies represent significant growth opportunities.

We believe that the underlying demand for small UAS will continue to grow as customers continue to deploy them throughout their organizations and as new customers adopt this technology. The ability of small UAS to provide real-time visual information over long distances and into inaccessible areas in a relatively quick and efficient manner creates significant potential for a wide array of applications. Domestically, we expect the small UAS market to develop as non-military government agencies and commercial customers continue to explore the application of small UAS technology to a variety of needs, such as border surveillance and infrastructure monitoring. One example of a current non-military government customer for small UAS is the Federal Bureau of Investigation. In addition, small UAS are currently being tested for potential domestic application on the U.S.-Mexico border. We believe that potential commercial applications for small UAS include petrochemical infrastructure monitoring, natural disaster damage assessment and rescue operations, utility infrastructure inspection and aerial imaging.

Potential commercial applications for small UAS are in the early stages of development. To date, our primary focus has been to address military demand for small UAS and we have only recently begun to pursue commercial applications actively. Since these markets traditionally have not been served by small UAS, we believe that it will take time to educate potential customers about these products. We intend to lever the experience of our flight training organization to provide new operating services to commercial customers. We have performed multiple commercial demonstrations to date and recently executed our first service agreements with commercial customers.

PosiCharge Fast Charge Systems

Industrial vehicles, such as forklifts and airport ground support equipment, are employed throughout the world to facilitate the movement of physical goods. As many businesses increase their reliance on supply chain efficiency as part of their competitive strategy, the operating efficiency of these vehicles, which are an integral part of many supply chains, becomes increasingly important to them. We estimate that there are currently approximately 1.0 million electric industrial vehicles in North America, with over 100,000 new vehicles shipped in 2005. Over the past two decades, the market share for electric industrial vehicles has risen compared to internal combustion industrial vehicles as a result of their increased reliability and capability and lower operating cost, as well as the initiatives of more environmentally conscious companies and regulatory requirements for improved air quality in working environments.

Electric industrial vehicles are powered by large onboard batteries that can consume up to 17 cubic feet and weigh up to 3,500 pounds. Charging these batteries represents a significant cost and operational challenge to fleet operators because these batteries do not typically store enough energy to support continuous operation in a multiple shift environment. As a result, drivers must leave the work area when the battery reaches a low state of charge and drive to a dedicated battery changing room, which often occupies valuable floor space and is frequently located far from a driver’s work area. The driver or dedicated battery attendant must then remove the battery from the vehicle, place it on a storage rack, connect it to a conventional battery charger, identify a fully-charged battery, move it into the vehicle’s battery compartment and reconnect the battery to the motor before the driver may return to their work area. These battery changes, which take place every day in thousands of facilities around the world, result in reduced material movement and increased operating costs. Furthermore, the movement of large lead-acid batteries, which contain sulfuric acid, can result in employee injuries and hazardous chemical spillage.

Depending on the type of battery, conventional battery chargers can require up to eight hours to recharge the battery, which then must cool for up to an additional eight hours before it is ready to be used again. Consequently, depending on vehicle usage and the number of shifts in an operation, a fleet may require more than one battery per vehicle, which necessitates additional storage space, chargers and maintenance time. Moreover, the high levels of heat generated by conventional battery chargers during their normal use can cause excessive evaporation of the water contained in the battery and damage to the battery’s components. Over time, this evaporation of fluid and damage to components result in battery degradation and negatively affect the battery’s life.

Fast charge technology, which charges a battery with a high electrical current while the battery remains in the vehicle, eliminates the need for battery changing and the dedicated battery room. The earliest adopters of fast charge technology include the automotive, air transportation and food distribution markets. Large food and retail industry customers have also begun to utilize fast charge technology. There are numerous companies in North America, many of which manage large multi-location electric industrial vehicle fleets both within these markets and in others, such as the manufacturing markets and logistics markets (which are comprised of businesses that manage the flow of goods and materials for other companies), that have yet to widely adopt fast charge technology and represent a significant growth opportunity. We believe that the market for our PosiCharge fast charge systems will continue to grow as organizations that utilize electric vehicles seek to enhance their operational performance. In addition, we believe that the non-U.S. market offers significant opportunities for growth.

Our Solutions

Our solutions incorporate and expand upon our core technological capabilities and are intended to save lives, reduce costs, increase productivity and improve operational effectiveness. We believe that our products provide unique capabilities that had not previously existed, perform reliably and affordably, and help our customers operate more effectively. The high efficiency of our solutions relative to previously available alternatives contributes to their value and provides our customers a recurring economic and environmental benefit.

Small UAS

Our small UAS, including Raven, Dragon Eye, Swift, Wasp and Puma, are designed to provide valuable ISR, including real-time tactical reconnaissance, tracking, combat assessment and geographic data, directly to the warfighter, thereby increasing flexibility in mission planning and execution. Our small unmanned aircraft wirelessly transmit critical live video and other information generated by their payload of electro-optical or infrared sensors, enabling the operator to view and capture images, during the day or at night, on a hand-held ground control unit. All of our ground control units allow the operator to control the aircraft by programming it for GPS-based autonomous navigation using operator-designated way-points and, with the exception of Dragon Eye’s ground control unit, also provide for manual flight operation. These ground control units are designed for durability and ease of use in harsh environments and incorporate a user-friendly, intuitive graphical user interface. With the exception of Dragon Eye, all of our small unmanned aircraft operate from a common ground control unit.

All of our small UAS are designed to be man-portable, assembled without tools in less than five minutes and launched and operated by one person with minimal training. The efficient and reliable electric motors used in all of our small UAS are powered by replaceable modular battery packs that can be changed in seconds, enabling rapid return to flight during operations. All of our small UAS can be recovered through an autonomous landing feature that enables a controlled descent to a designated location. We expect that our future small UAS will include advanced payloads and data integration capabilities, enabling communications among numerous types of unmanned systems and between our small UAS and other assets on the ground.

In military applications, our systems enable tactical leaders to observe the next corner, intersection or ridgeline in real-time. This information facilitates faster, safer movement through urban and mountainous environments and can enable troops to act on intelligence rather than react to an attack. Moreover, by providing this information, our small UAS reduce the risk to warfighters and to the surrounding population by providing the ability to tailor the military response to the threat. U.S. military personnel regularly use our small UAS, such as Raven, for force protection, target acquisition, improvised explosive device detection and damage assessment missions. These reusable systems are easy to transport, assemble and operate and are relatively difficult to hear when flying at typical operational altitudes of 200 to 300 feet due to our efficient electric propulsion systems. In addition, their small size makes them difficult to see from the ground. Moreover, the low cost of our small UAS relative to larger UAS platforms makes it practical for warfighters to deploy these assets directly.

Our small UAS solutions also include spare equipment, alternative payload modules, batteries, chargers, repairs and Internet-enabled customer support. We provide training by our highly-skilled instructors, who typically have extensive military experience, and continuous refurbishment and repair services for our products. We currently maintain a forward operating depot in Iraq to support the large fleet of our small UAS deployed there. By maintaining close contact with our customers and users in the field, we gather critical feedback on our products and incorporate that information into ongoing product development and research and development efforts. This approach enables us to improve our solutions in response to, and in anticipation of, evolving customer needs.

We believe that, for the fiscal year ended April 30, 2006, sales of our small UAS accounted for a significant majority of the U.S. military’s small UAS purchases. For the fiscal years ended April 30, 2004, 2005 and 2006, sales of our UAS products and services accounted for 64%, 78% and 80% of our revenue, respectively. Our UAS sales experienced annual growth rates of 171% and 35% for the fiscal years ended April 30, 2005 and 2006, respectively, and a 91% compounded annual growth rate for the three-year period ended April 30, 2006.

PosiCharge Fast Charge Systems

Developed from our work on electric and hybrid electric vehicles and advanced battery systems in the 1990s, PosiCharge is an advanced system that eliminates battery changing. PosiCharge quickly and safely recharges industrial vehicle batteries while they are in the vehicle during regularly scheduled breaks and other times when the vehicle is not in use, thereby maintaining a sufficient level of energy throughout the workday. By eliminating battery changing, PosiCharge improves supply chain productivity by returning time to the vehicle operator to complete more work. Furthermore, because of its advanced efficient energy capabilities, PosiCharge can reduce the amount of electricity required to support electric industrial vehicles by several hundred dollars per year per vehicle as compared to conventional battery chargers. Many customers who implement PosiCharge in their facilities are able to re-purpose the battery changing room floor space for more productive activities and create a safer working environment, as drivers or battery attendants no longer need to exchange large, lead-acid batteries.

Developed over years of advanced battery testing and usage, PosiCharge’s proprietary battery charging algorithms, which are tailored to battery type, brand and size, maximize the rate at which energy is sent into the battery while minimizing heat generation and its damaging effects. We believe our work to develop these algorithms contributed to the major battery manufacturers offering battery warranties for fast charge, which provided a critical assurance to customers that fast charge systems would not harm their batteries. In combination with a weekly equalization charge that balances all the cells within the battery pack, our “intelligent” charging process enhances the performance of batteries and helps them to achieve improved operation. We believe that other fast charge and conventional charge systems, which lack our current and voltage regulating tailored charge algorithms and monitoring capabilities, may actually contribute to lower battery performance and lifespan over time, ultimately resulting in higher battery costs and degraded vehicle performance.

Our complete line of fast charge products enables us to design customized system solutions for each facility based on its shift schedule, workload, truck type and battery type. By customizing the system to unique customer requirements, we can help to reduce the cost of implementing and operating fast charge systems while maximizing the benefit of PosiCharge to our customers. Our complete solution consists of system configuration, installation, training, asset management and performance monitoring. Moreover, while fast charge technology itself provides significant operational and financial benefits to our customers, we believe that our ability to integrate the system effectively into customer operations through installation services, asset management capabilities and post-sale support increases the value proposition. We believe that this “turnkey” approach to the fast charge market represents a potential source of competitive advantage.

We project that PosiCharge customers typically begin to realize cost savings when compared to battery changing within the first twelve months of operation. Operators of large fleets of electric industrial vehicles who use PosiCharge in multiple settings, including factories, distribution centers, cold storage facilities and airport tarmacs, include Ford Motor Company, SYSCO Corporation, Southwest Airlines and IKEA. For the fiscal years ended April 30, 2004, 2005 and 2006, sales of PosiCharge accounted for 19%, 15% and 14% of our revenue, respectively. Our PosiCharge sales experienced annual growth rates of 72% and 27% for the fiscal years ended April 30, 2005 and 2006, respectively, and a 48% compounded annual growth rate for the three-year period ended April 30, 2006.

Our Strategy

We intend to grow our business by maintaining leadership in the growing markets for small UAS and fast charge systems and by creating new products that enable us to enter and lead new markets. Key components of this strategy include the following:

Expand our current solutions to existing and new customers.  Our small UAS and PosiCharge products and services are leaders in their respective North American markets. We intend to increase the penetration of our small UAS products within the U.S. military, the militaries of allied nations and non-military U.S. customers. We believe that the increased use of our small UAS in the U.S. military will be a catalyst for increased demand by allied countries, and that our efforts to pursue new applications will help to create non-military opportunities. We similarly intend to increase the penetration of PosiCharge to existing and new customers in North America and globally. Early adopters of PosiCharge are now deploying it in additional facilities throughout their enterprises while its adoption is increasing among new customers and new industry segments, such as food and logistics.

Deliver innovative solutions.  Innovation is the primary driver of our growth. We plan to continue research and development efforts to enable us to satisfy our customers through better, more capable products and services, both in response to and in anticipation of their needs. We believe that by continuing to invest in research and development, we will continue to deliver innovative, new products that address market needs within and outside of our current target markets, enabling us to create new opportunities for growth.

Foster our entrepreneurial culture and continue to attract, develop and retain highly-skilled personnel.  We have created a corporate culture that encourages innovation and an entrepreneurial spirit, which helps to attract highly-skilled professionals. We intend to nurture this culture to encourage the development of the innovative, highly technical solutions that give us our competitive advantage. A core component of our culture is the demonstration of trust and integrity in all of our interactions, contributing to a positive work environment and engendering trust among our customers.

Preserve our agility and flexibility.  We are able to respond rapidly to evolving markets and deliver new products and system capabilities quickly, efficiently and affordably. We believe that this ability helps us to strengthen our relationships with customers. We intend to maintain our agility and flexibility, which we believe to be important sources of differentiation when we compete against larger and better-funded competitors.

Technology and Research and Development

Our company was founded by Dr. Paul B. MacCready, the Chairman of our board of directors and an internationally renowned innovator who was instrumental in creating our culture. For over 35 years, this culture has enabled us to attract and retain highly-motivated, talented employees and has established our reputation as an innovator. This reputation for innovation has been acknowledged through a variety of awards and special citations, including Oak Ridge National Laboratory’s Small Business Innovator award in 2002, a “Cool Companies” award from Fortune Magazine in 2004, the World Technology Award for Energy in 2004, DARPA’s Sustained Excellence by a Performer award in 2005 and Automotive News’s PACE award in 2006.

The innovations of our company and Founder include, among others: the world’s first effective human-powered and manned solar-powered airplanes; the first modern consumer electric car (the EV1 prototype for General Motors); the world’s highest flying airplane in level flight, Helios, a solar-powered UAS that reached over 96,000 feet in 2001; and, more recently, the world’s first liquid hydrogen-powered UAS. The Smithsonian Institution has selected six vehicles developed by us and our Founder for its permanent collection. Our history of innovation excellence is the result of our creative and skilled employees whom we encourage to innovate and develop new technologies.

Our primary areas of technological competence, UAS and efficient electric energy, represent the sum of numerous technical skills and capabilities that help to differentiate our approach and product offerings. The following table highlights a number of our key technological capabilities:

UAS Technology	Efficient Electric Energy Technology

• Lightweight, low speed aerostructures and	• Battery management and chemistries
propeller design	• Power electronics and controls
• Miniaturized avionics and micro/nano	• Lightweight electric propulsion
unmanned aircraft systems	• Thermal management
• Image stabilization and target tracking	• High-density energy packaging
• Unmanned autonomous control systems	• Electric power generation, storage
• Payload integration	and management
• Hydrogen propulsion systems and high-	• Charging algorithms
pressure-ratio turbochargers	• On/off grid controls
• Stratospheric flight operations	• Controls integration and systems
• Fluid dynamics	engineering
• System integration and optimization	• System integration and optimization

We follow a formal process to evaluate new ideas and inventions that ultimately includes review by our intellectual property and commercialization committees to determine if a technology, product or solution is commercially feasible. The committee members are selected by our Chief Executive Officer. Currently our intellectual property committee consists of our Chief Executive Officer and Chief Financial Officer. Our commercialization committee also consists of our Chief Executive Officer and Chief Financial Officer. In addition, each of our operating segments has its own internal evaluators who determine whether potential commercialization opportunities and intellectual property developments merit review by our intellectual property or commercialization committee. A fundamental part of this process of innovation is a well-defined screening process that helps business managers identify commercial opportunities that support current or desired technological capabilities. Similarly, we manage new product and business concepts through a rigorous commercialization process that governs spending, resources, time and intellectual property considerations. An important element of our commercialization process is ensuring that our technology and business development activities are strongly linked to customer needs in attractive growth markets. Throughout the process we revalidate our customer requirement assumptions to ensure that the products and services we ultimately deliver are of high value.

As a result of our commitment to research and development, we possess an extensive portfolio of intellectual property in the form of patents, trade secrets, copyrights and trademarks across a broad range of unmanned aircraft system and advanced energy technologies. As of October 28, 2006, we had 57 issued patents, 46 in-process patents and 40 patents pending disclosure. In many cases, we opt to protect our intellectual property through trade secrets as opposed to publication in order to preserve the confidentiality of such intellectual property.

For the fiscal years ended April 30, 2004, 2005 and 2006, our internal research and development spending amounted to 4%, 9% and 12%, respectively, of our revenue, and customer-funded research and development spending amounted to an additional 36%, 10% and 8%, respectively, of our revenue.

Products and Services

We provide system solutions that typically include hardware, software, training, service, spare parts and ongoing support designed to help our customers operate more effectively and efficiently.

Small UAS

Products.  Each system in our small UAS portfolio typically includes three aircraft, a ground control unit and an array of spare parts and accessories. Our small UAS consist of:

							Flight
	Primary	Wingspan	Weight		Standard	Range	Time
Small UAS Product	Customers	(ft.)	(lbs.)	Recovery	Sensors	(mi.)(1)	(min.)(1)

Raven	U.S. Army, U.S. SOCOM	4.5	4.2	Vertical autonomous landing capable	Electro-optical or infrared	6.0	90

Dragon Eye	U.S. Marine Corps	3.8	5.9	Horizontal autonomous landing capable	Electro-optical or infrared	3.0	60

Swift	U.S. SOCOM	3.8	5.9	Horizontal autonomous landing capable	Electro-optical or infrared	3.0	60

Wasp	DARPA for: U.S. Army, U.S. Marine Corps, U.S. Navy, U.S. SOCOM	1.3	0.6	Horizontal autonomous landing capable (ground or water)	Electro-optical	2.4	30

Puma	U.S. Navy, U.S. SOCOM	8.5	12.5	Vertical autonomous landing capable (ground or water)	Dual electro-optical and infrared	6.0	150

(1)	Represents minimum customer-mandated specifications for all operating conditions. In optimal conditions, the performance of our products may significantly exceed these specifications.

Raven, Dragon Eye and Swift provide comparable flight durations, range, portability and payload capability. Dragon Eye, the first small UAS to win a U.S. military competitive bid program of record, was designed to meet the specifications of the U.S. Marine Corps, and led to the development of a SOCOM version called Swift. Raven, a lighter UAS with increased capability, was subsequently developed for, and selected by, the U.S. Army and SOCOM as their designated small UAS. Recently, the U.S. Marines announced their intention to transition to Raven from Dragon Eye.

Wasp is the smallest of our products, providing maximum portability and the most rapid assembly and launch. Puma delivers the longest flight duration and greatest payload capacity in a larger configuration. Each of these new products was designed to address unique mission requirements identified through extensive and ongoing contact with our customers and users.

Maintenance and Operations.  We provide spare parts as well as repair, refurbishment and replacement services for damaged small UAS through our logistics operation. We designed our logistics operation to minimize supply chain delays and provide our customers with spare parts, replacement aircraft and support whenever and wherever they need them. We developed an Internet-accessible logistics system that provides our customers with the status of their returned products and their inventory that we help manage. This secure system also provides recent parts and repairs history and tracks usage data to enable inventory optimization forecasting. Our Simi Valley, California facility, which also serves as the primary depot for repairs and spare parts, is currently supplemented by a forward supply depot in Iraq. Through October 28, 2006, we succeeded in maintaining greater than 90% operational availability (percentage of time when a small UAS is available and ready for a mission) for the U.S. Army’s Raven fleet, as determined by the DoD. This support portion of our business continues to grow rapidly as the total number of hours that our small UAS are utilized increases. For the fiscal year ended April 30, 2006, our logistics operations accounted for 21% of our revenue.

Training.  We provide complete training services to support all of our small UAS. Our highly-skilled instructors typically have extensive military experience. We deploy training teams throughout the continental United States and abroad to support our customers’ wide variety of training needs on both production and development stage systems.

PosiCharge Fast Charge Systems

Our PosiCharge solutions include dedicated fast charge systems that support a heavy-duty vehicle from a single port, as well as multi-port fast charge systems that support as many as 16 vehicles at a time. By supporting multiple vehicles from a single building connection, and by amortizing the cost of the power conditioning component over multiple charge ports, we are able to reduce system cost to customers where this approach supports their fleet strategy.

PosiCharge ELT.  ELT, our original fast charge product, is designed to safely deliver the highest current (up to 600 amps) to electric forklifts, such as counterbalance or “sit-down” trucks, used in heavy-duty applications.

PosiCharge DVS.  Capable of charging either one vehicle at a time at up to 500 amps or two vehicles simultaneously at up to 320 amps each, DVS is designed to deliver lower up-front installation and ongoing utility costs when compared to other single vehicle fast chargers. Because DVS is a high-current, stand-alone system, it is capable of supporting a variety of specific charging needs, including isolated vehicles in remote areas, smaller fleets requiring smaller systems and heavy-duty applications with variable usage patterns.

PosiCharge MVS.  MVS, a multiple-port, multi-vehicle fast charge system, is designed for charging low-to-medium-duty electric industrial vehicles, such as pallet jacks, reach trucks and tow motors, in distribution, warehousing, and general manufacturing settings. Each system is capable of charging up to 16 vehicles at the same time and is designed to deliver greater cost-savings as the number of vehicles simultaneously charged increases, as compared to competitive charging systems, which are currently capable of charging only up to eight vehicles at the same time.

PosiCharge SVS.  A cost-effective fast charge solution for lower voltage, high-usage vehicles such as pallet jacks and tuggers, SVS has a compact footprint and provides up to 200 amps of current through its single port.

PosiCharge GSE.  Ruggedized for outdoor use in extreme weather conditions, GSE is designed to deliver all the benefits of our MVS product to the airport ground support equipment market.

Accessories.  In addition to fast charge systems, we offer a variety of accessories to help our customers integrate PosiCharge into their operations. Single point, automatic watering systems ensure that battery electrolyte is maintained at an optimal level and that watering occurs at the optimal time, thereby contributing to battery health and reducing labor costs associated with manual watering. Charge indicator lights provide fleet supervisors with color codes visible from a distance that indicate the status of the battery’s charge. Battery-mounted fans for use with the heaviest-duty types of vehicles keep these batteries cool to improve battery performance. Cable management options and charger stands provide customers the flexibility to install PosiCharge in the most accessible location.

Installation and Post-Sale Services.  We offer our customers installation services for all of our PosiCharge fast charge systems. In addition, we also offer service contracts, which we typically outsource to authorized service providers located in close proximity to our customers, and we provide 24-hour technical telephone support, technician dispatch and service coordination.

Energy Technology Center

Our Energy Technology Center provides contract engineering services to internal and external customers. In addition to generating revenue, these contract services enhance our technical skills and capabilities, enabling us to conduct internal research and development to support existing products and to create new products to satisfy new market needs. Our Energy Technology Center products include a line of advanced electric load and sink systems used to test batteries, electric motors and fuel cell systems.

Contract Engineering Services.  We actively pursue internal and externally funded projects that help us to strengthen our technological capabilities. We submit bids to large research customers such as Lockheed Martin, the U.S. Air Force and the U.S. Army for projects that we believe have future commercial application. Contract engineering services conducted through our Energy Technology Center represent a strategic source of innovation for us. Providing these services contributes to the development and enhancement of our technical competencies. In an effort to manage the ability of our key technical personnel to support multiple, high-value research and development initiatives, we attempt to limit the volume of contract engineering projects that we accept. This process enables us to focus these personnel on projects we believe offer the greatest current and future value to our business. Consequently, while these projects typically add to our operating margin, we are not seeking to grow this service offering at this time. A research and development program that results in a revenue-generating product is typically removed from the Energy Technology Center and organized into an existing or new product line. As a result, the revenue associated with such a product line is reported in its own segment or as part of another segment, and not as a part of the Energy Technology Center segment.

Power Processing Systems.  Our Power Processing Systems represent a mature product line of advanced electric load and sink systems that are used mainly by research and development organizations in the public and private sectors to test batteries, electric motors and fuel cell systems. Power Processing Systems customers include many of the world’s largest automotive manufacturers, including General Motors, as well as the U.S. government.

Research, Development and Commercialization Projects

One important aspect of our technology research and development activity is the development and commercialization of innovative solutions that we believe can become new products and open opportunities for us to enter large new markets or accelerate the growth of our current products. We invest in an active pipeline of these commercialization projects that range in maturity from technology validation to early market adoption. We cannot predict when, if ever, these projects will be successfully commercialized, or the level of capital expenditures they could require, which could be substantial. Four new products that we have been developing are described below.

Global Observer.  Global Observer is a high-altitude, long-endurance UAS under development to address the critical need for affordable, 24-hour, 365-days-a-year persistent communications and ISR. The product of years of research with both our own and U.S. government-sponsored development funding, we believe Global Observer to be the world’s first liquid hydrogen-powered UAS. The production configuration now under development is designed to operate at 65,000 feet for over a week between landings. We expect its extreme efficiency and endurance (three to four times the longest flight time of existing fixed-wing aerial options) to result in dramatically lower operating and total life cycle costs for missions where persistent communications or surveillance is critical. The Global Observer platform is intended to be the equivalent of a twelve-mile-high, low-cost, redeployable satellite, providing a footprint of coverage of up to 600 miles in diameter and capable of providing a broad array of services, including high-speed broadband data, video and voice relay and ISR. We expect these capabilities to provide the foundation for multiple high-value applications including communications relay and ISR missions for defense and homeland security, storm tracking, telecommunications infrastructure, wildfire detection/tracking and disaster recovery services.

Switchblade.  We are developing a hand-held, lethal small UAS with the ability to eliminate a target quickly and with minimal collateral damage through detonation of an onboard explosive. This system would be launched by a single individual and operated through our standard ground control unit. Switchblade is designed to allow the operator to identify a threat on the ground control unit, lock-on to it and neutralize it by triggering an autonomous terminal guidance phase. We believe that recent combat experience indicates that such a capability would be of great value and could significantly improve the ability to neutralize hostile elements such as snipers, machine guns and mortar launchers.

Digital Data Link.  We are developing a robust, packet-switched, digital network module designed for extremely small size, weight, power and latency requirements that would enable it to operate on our small UAS. By switching to digital technology from the current analog technology employed in our small UAS, each small UAS will be enabled to operate as an IP-addressable node on a broad, wireless network facilitating the transmission of information between and among multiple small UAS, their operators and other remote parties. Other advantages of the switch to digital technology include reduced bandwidth usage for transmissions relative to analog transmissions, resulting in the ability to simultaneously operate more small UAS in closer proximity than was previously possible.

Architectural Wind.  Recognizing the limited options available for renewable energy generation in urban environments, our engineers and scientists are utilizing our high efficiency electric powertrain and propeller design capabilities to create a new type of wind energy system that can be installed on buildings. The result is Architectural Wind, a small, modular wind turbine designed to take advantage of wind over buildings to provide renewable electricity in a more cost-effective manner. Initial market exploration has revealed significant interest in this product, which has a visually compelling design.

Sales and Marketing

Our marketing strategy is to increase awareness of our brand among key target market segments and to associate AeroVironment with innovation, flexibility, agility and the ability to deliver new technology solutions that improve operational effectiveness. Our reputation for innovation is a key component of our brand and has been acknowledged through a variety of awards and recognized in numerous articles in domestic and international publications. We have registered the trademarks AeroVironment® and PosiCharge® and have submitted several other applications for trademark registration, including for AV, Global Observer and Architectural Wind.

Small UAS

We organize our U.S. small UAS business development team members by customer and product and have team members located in California, Colorado, Florida and Virginia, where they are in close proximity to customers they support. Supporting our business development team members are our program managers, who are organized by product and focus on designing optimal solutions and contract fulfillment, as well as internalizing feedback from customers and users. By maintaining assigned points of contact with our customers, we believe that we are able to enhance our relationships, service existing contracts effectively and gain vital feedback to improve our responsiveness and product offerings.

We are increasing our sales efforts abroad and have contracted with international sales representatives who now cover most of Australia, Canada, East Asia, Europe and the Middle East. Internationally, we have sold our small UAS in markets including Australia, France and Italy. For the fiscal years ended April 30, 2004, 2005 and 2006, domestic sales of our small UAS amounted to 93.6%, 97.6% and 99.7% of our UAS revenue, respectively.

PosiCharge Fast Charge Systems

We primarily sell our PosiCharge products through a dedicated, direct sales force whose members are located in Arizona, California, Georgia, Illinois, Michigan, New York, North Carolina, Tennessee and Texas to address their respective regions or industries efficiently. The sales team targets large entities with the potential for domestic and international enterprise adoption of our solutions. In addition to our direct customer sales, we also employ a regional sales team that coordinates distribution of PosiCharge systems through numerous battery dealers. These dealers’ relationships with, and proximity to, our customers’ facilities enable them to sell our solutions and provide post-sale service to our customers. We believe that these dealers are well suited to address the large number of smaller and geographically dispersed customers with industrial vehicle fleets. When evaluating a facility for its ability to benefit from PosiCharge, we perform a detailed analysis of the customer’s operations. This analysis allows us to quantify the benefit projected for a PosiCharge implementation, helping customers to determine for themselves if the business case is sufficiently compelling. For the fiscal years ended April 30, 2004, 2005 and 2006, domestic sales of PosiCharge amounted to 91.3%, 93.0% and 93.0% of our PosiCharge fast charge systems revenue, respectively.

Backlog

Our historical backlog at the dates shown consisted of the following:

	As of April 30,		As of October 28,
	2005	2006	2006
	(In thousands)

Funded	$70,418	$79,699	$69,518
Unfunded	262,801	475,469	491,491

Total	$333,219	$555,168	$561,009

Our backlog is comprised of funded and unfunded amounts provided in our contracts. We define funded backlog as unfilled firm orders for products and services for which funding currently is appropriated to us under the contract by the customer. We define unfunded backlog as the total remaining potential order amounts under indefinite delivery indefinite quantity, or IDIQ, contracts. Because of possible future changes in delivery schedules and/or cancellations of orders, backlog at any particular date is not necessarily representative of actual sales to be expected for any succeeding period, and actual sales for the year may not meet or exceed the backlog represented. As described under “Government Contracting Process,” IDIQs do not obligate the U.S. government to purchase goods or services.

As of October 28, 2006, our funded backlog was $69.5 million as compared to $69.0 million as of October 29, 2005. Of our funded backlog as of October 28, 2006, approximately 80% is expected to be delivered in this fiscal year.

Manufacturing and Operations

We pursue a common manufacturing strategy across our product lines, focusing on rapid prototyping, supply chain management, final assembly, quality systems and testing. Using concurrent engineering techniques within an integrated product team structure, we rapidly prototype design concepts and products to produce products at reduced cost and optimize our designs for manufacturing requirements, mission capabilities and customer specifications. Within this framework, we develop our products with feedback and input from manufacturing, supply chain management, key suppliers, logistics personnel and customers. We rapidly incorporate this feedback and input into the design before tooling is finalized and full-rate production begins. As a result, we believe that we can significantly reduce the time required to move a product from its design phase to full-rate production deliveries with high reliability, quality and yields.

We outsource certain production activities, such as the fabrication of structures and the manufacture of subassemblies and payloads, to qualified suppliers with whom we have long-term relationships. This outsourcing enables us to focus on final assembly and test processes for our products, ensuring high levels of quality and reliability. We believe that our efficient supply chain is a significant strength of our manufacturing strategy. We have forged strong relationships with our key suppliers that we believe will allow us to continue to grow our manufacturing capabilities and execute on our growth plans. We continue to expand upon our suppliers’ expertise to improve our existing products and develop new solutions. We rely on both single and multiple suppliers for certain components and subassemblies. See “Risk Factors — If critical components of our products that we currently purchase from a small number of suppliers or raw materials used to manufacture our products become scarce or unavailable then we may incur delays in manufacturing and delivery of our products, which could damage our business” for more information. All of our manufacturing operations incorporate quality programs and processes to increase acceptance rates, reduce lead times and lower cost.

UAS Manufacturing and Operations

We have successfully developed the manufacturing infrastructure to execute production of both new products at low initial rates and high-volume, full-rate production programs. For example, in 2003, we invested in the infrastructure necessary to transition from low-rate prototype small UAS production to full-rate production, successfully increasing production from 15 aircraft per month to 200 per month in only six months to meet customer demand. By drawing upon experienced personnel from our PosiCharge and Energy Technology Center groups and levering our prior ISO certification, integrated supply chain strategy, document control systems, and process control methodologies into this new manufacturing effort, we laid the groundwork for a high volume, efficient production environment. Presently, our small UAS manufacturing is performed at our 85,000 square foot manufacturing facility established in 2005 in Simi Valley, California. This ISO 9001:2000 certified manufacturing facility, with over 150 employees, is currently producing approximately 200 aircraft per month and is designed to accommodate demand up to 1,000 aircraft per month. ISO 9001:2000 refers to a set of voluntary standards for quality management systems. These standards are established by the International Organization for Standardization, or ISO, to govern quality management systems used worldwide. Companies that receive ISO certification have passed audits performed by a Registrar Accreditation Board-certified auditing company. These audits evaluate the effectiveness of companies’ quality management systems and their compliance with ISO standards. Some companies and government agencies view ISO certification as a positive factor in supplier assessments.

PosiCharge Fast Charge Systems Manufacturing and Operations

We perform final assembly and testing of our PosiCharge fast charge systems at a 20,000 square foot, ISO 9001:2000 certified facility located in Monrovia, California. We designed this facility for flexibility, using a work cell model for final assembly, and have included fixtures optimized for final testing.

Employees

As of October 28, 2006, we had 447 full-time employees, of whom 134 were research and development/engineering, 45 were sales and marketing, 176 were operations and 92 were general and administrative. Of these employees, 136 have engineering degrees, 57 have advanced engineering degrees, and 99 have U.S. government security clearances. We believe that we have a good relationship with our employees.

Facilities

All of our facilities are leased. Our corporate headquarters are located in Monrovia, California where we lease approximately 13,000 square feet under an agreement expiring in September 2010. We have several other leased facilities in Monrovia that house our PosiCharge and Energy Technology Center businesses. These facilities have total square footage of approximately 64,000 square feet and leases that expire between the end of 2007 and 2010.

Our principal UAS facilities are located in Simi Valley, California. They consist of an 85,000 square foot research and development, manufacturing and logistics facility, the lease for which expires in 2009, and a 26,000 square foot dedicated research and development facility, the lease for which expires in late 2007.

We additionally have small leased offices in Arizona, Florida, Hawaii, Texas and Virginia for training, business development and sales. We believe that our current leased facilities and additional or alternative space available to us will be adequate to meet our needs for the foreseeable future.

Competition

We believe that the principal competitive factors in the markets for our products and services include product performance, features, acquisition cost, lifetime operating cost, including maintenance and support, ease of use, integration with existing equipment, quality, reliability, customer support, brand and reputation.

The market for small UAS is evolving rapidly and subject to changing technologies, shifting customer needs and expectations and the potential introduction of new products. We believe that a number of established domestic and international defense contractors have developed or are developing small UAS that have and will continue to compete directly with our products. Some of these contractors have significantly more financial and other resources than we possess. Our current principal small UAS competitors include Advanced Ceramics Research, Inc., Applied Research Associates, Inc., Elbit Systems Ltd., L-3 Communications Holdings Inc. and Lockheed Martin Corporation. We do not view large UAS such as Northrop Grumman Corporation’s Global Hawk, General Atomics, Inc.’s Predator, The Boeing Company’s ScanEagle and AAI Corporation’s Shadow as direct competitors because they perform different missions and are not hand launched and controlled, although we cannot be certain that these platforms will not become direct competitors in the future.

The primary direct competitors to PosiCharge are other fast charge suppliers, including Aker Wade Power Technologies LLC, Minit-Charger, a subsidiary of Edison International, and PowerDesigners, LLC. Some of the major industrial battery suppliers have begun to align themselves with fast charge suppliers, creating a potentially more significant source of competition.

In addition, PosiCharge competes against the traditional method of battery changing. Competitors in this area include suppliers of battery changing equipment and infrastructure, designers of battery changing rooms, battery manufacturers and dealers who may experience reduced sales volume because PosiCharge eliminates the need for extra batteries.

Regulation

Due to the fact that we contract with the DoD and other agencies of the U.S. government, we are subject to extensive federal regulations, including the Federal Acquisition Regulations, Defense Federal Acquisitions Regulations, Truth in Negotiations Act, Foreign Corrupt Practices Act, False Claims Act and the regulations promulgated under the DoD Industrial Security Manual, which establishes the security guidelines for classified programs and facilities as well as individual security clearances.

In addition, due to the nature of the products and services we provide, we are subject to further U.S. government regulation, including by the Federal Aviation Administration, which regulates airspace for all air vehicles, by the National Telecommunications and Information Administration and Federal

Communications Commission, which regulate the wireless communications upon which our small UAS depend, and under the International Traffic in Arms Regulations, which regulate the export of controlled technical data, defense articles and defense services. The Federal Aviation Administration currently requires that small UAS comply with the rules for radio-controlled hobby aircraft that require small UAS to maintain flight altitude below 400 feet above the ground and the operator to maintain line of sight on the aircraft at all times it is in flight. The Federal Aviation Administration is in the process of drafting updated regulations specifically for small UAS operations in support of military, civil and/or commercial applications. These new regulations will affect the extent to which small UAS may be used for certain applications. We have engaged in discussions with the Federal Aviation Administration to help ensure that these new regulations allow for the maximum safe utilization of our small UAS.

Recently, the DCMA informed us that, under the terms of our DoD contracts, the government parties with whom we are contracting are required to obtain a certificate of authorization for flight tests of our small UAS outside of military installations. If our DoD customers are unable to obtain such a certificate, we may not be able to perform our flight tests without incurring the additional costs of transporting our small UAS products to military installations.

Certain of these regulations carry substantial penalty provisions, including suspension or debarment from government contracting or subcontracting for a period of time if we are found to be in violation. We carefully monitor all of our contracts and contractual efforts to minimize the possibility of any violation of these regulations.

Furthermore, our non-U.S. operations are subject to the laws and regulations of foreign jurisdictions, which may include regulations that are more stringent than those imposed by the U.S. government on our U.S. operations.

We were recently audited by the DCMA with respect to our system for the care, control and accountability of government property. The DCMA identified certain corrective actions to be taken with respect to our current system, which we successfully implemented.

Legal Proceedings

We are not currently a party to any material legal proceedings. We are, however, subject to lawsuits from time to time in the ordinary course of business.

GOVERNMENT CONTRACTING PROCESS

We sell the significant majority of our small UAS products and services as the prime contractor under contracts with the U.S. government. Certain important aspects of our government contracts are described below.

Bidding Process

We are awarded government contracts typically through a competitive bidding process. The U.S. government awards competitive-bid contracts based on proposal evaluation criteria established by the procuring agency. Competitive-bid contracts are awarded after a formal bid and proposal competition among providers. Interested contractors prepare a bid and proposal in response to the agency’s request for proposal or request for information. A bid and proposal is usually prepared in a short time period in response to a deadline and requires the extensive involvement of numerous technical and administrative personnel. Following award, competitive-bid contracts may be challenged by unsuccessful bidders.

Single and multiple award indefinite delivery indefinite quantity, or IDIQ, contracts are contract forms used to obtain commitments from contractors to provide certain products or services on pre-established terms and conditions. Under IDIQ contracts, the U.S. government issues task orders for specific services or products it needs and the contractor supplies products or services in accordance with the previously agreed terms. IDIQ contracts do not obligate the U.S. government to purchase goods or services. The competitive process to obtain task orders is limited to the pre-selected contractors. If the IDIQ contract has a single prime contractor, then the award of task orders is limited to that contractor. If the contract has multiple prime contractors, then the award of the task order is competitively determined among only those prime contractors. IDIQ contracts often have multi-year terms and unfunded ceiling amounts, therefore enabling but not committing the U.S. government to purchase substantial amounts of products and services from one or more contractors.

The contracts for our full-rate production UAS are funded either through operational needs statements or as programs of record. Operational needs statements represent allocations of discretionary spending or reallocations of funding from other government programs. Funding for our production of initial Raven deliveries was provided through operational needs statements, as is the case currently with our initial Puma deliveries. Programs of record are programs which, after undergoing extensive DoD review and product testing, are included in the five-year government budget cycle, meaning that funding will be allocated for purchases under these contracts during the five-year cycle, absent affirmative action by the customer or Congress to change the budgeted amount. Funding for these programs is approved annually.

We are currently the sole provider under the only two programs of record established by the DoD for small UAS, a 2005 U.S. Army/SOCOM contract for Raven B, our next generation Raven product, and a 2003 U.S. Marine Corps contract for Dragon Eye. Both programs of record were awarded through a competitive bidding process. The U.S. Army/SOCOM program of record provides for purchases of up to $331.9 million through 2010 and also allows for contract additions from the U.S. Army/SOCOM or other U.S. military services. As of October 28, 2006, orders in the amount of $71.4 million had been placed with us, and we had provided approximately 88 systems under this program, with each system consisting of three aircraft, two ground control units with hand-held controllers, spare parts and other related support equipment. The U.S. Marine Corps program of record, unless modified, will provide for purchases of up to $50.0 million through 2008. As of October 28, 2006, orders in the amount of $47 million had been placed with us, and we had provided approximately 226 systems under this program, with each system consisting of three aircraft, optional additional spare aircraft, one ground control unit with laptop, spare parts and other related support equipment. Additional aircraft and parts have also been delivered to repair and replace the small UAS damaged in the field, funded both under the programs of record and from other sources. Production of Wasp is currently funded by a development program through the DoD ’s Defense Advanced Research Projects Agency, or DARPA.

Material Government Contract Provisions

The funding of U.S. government programs is subject to congressional appropriations. Although multi-year contracts may be authorized in connection with major procurements, Congress generally appropriates funds on a fiscal year basis, even though a program may continue for many years. Consequently, programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations.

All contracts with the U.S. government contain provisions, and are subject to laws and regulations, that give the government rights and remedies not typically found in commercial contracts, including rights that allow the government to:

•	terminate existing contracts for convenience, which affords the U.S. government the right to terminate the contract in whole or in part anytime it wants for any reason or no reason, as well as for default;

•	reduce or modify contracts or subcontracts, if its requirements or budgetary constraints change;

•	cancel multi-year contracts and related orders, if funds for contract performance for any subsequent year become unavailable;

•	claim rights in products and systems produced by its contractors if the contract is cost reimbursable and the contractor produces the products or systems during the performance of the contract;

•	adjust contract costs and fees on the basis of audits completed by its agencies;

•	suspend or debar a contractor from doing business with the U.S. government; and

•	control or prohibit the export of products.

Generally, government contracts are subject to oversight audits by government representatives. Provisions in these contracts permit termination, in whole or in part, without prior notice, at the government’s convenience or upon contractor default under the contract. Compensation in the event of a termination, if any, is limited to work completed at the time of termination. In the event of termination for convenience, the contractor may receive a certain allowance for profit on the work performed.

Government Contract Categories

We have three types of government contracts, each of which involves a different payment methodology and level of risk related to the cost of performance. These basic types of contracts are typically referred to as fixed-price contracts, cost reimbursable contracts (including cost-plus-fixed fee, cost-plus-award fee, and cost-plus-incentive fee) and time-and-materials contracts.

Fixed-Price

These contracts are not subject to adjustment by reason of costs incurred in the performance of the contract. With this type of contract, we assume the risk that we will not be able to perform at a cost below the fixed-price, except for costs incurred because of contract changes ordered by the customer. Upon the U.S. government’s termination of a fixed-price contract, generally we would be entitled to payment for items delivered to and accepted by the U.S. government and, if the termination is at the U.S. government’s convenience, for payment of fair compensation for work performed plus the costs of settling and paying claims by any terminated subcontractors, other settlement expenses and a reasonable allowance for profit on the costs incurred.

Cost Reimbursable

Cost reimbursable contracts include cost-plus-fixed fee contracts, cost-plus-award fee contracts and cost-plus-incentive fee contracts. Under each type of contract, we assume the risk that we may not be able to recover costs if they are not allowable under the contract terms or applicable regulations, or if the costs exceed the contract funding.

•	Cost-plus-fixed fee contracts are cost reimbursable contracts that provide for payment of a negotiated fee that is fixed at the inception of the contract. This fixed fee does not vary with actual cost of the contract, but may be adjusted as a result of changes in the work to be performed under the contract. This contract type poses less risk of loss than a fixed-price contract, but our ability to win future contracts from the procuring agency may be adversely affected if we fail to perform within the maximum cost set forth in the contract.

•	A cost-plus-award fee contract is a cost reimbursable contract that provides for a fee consisting of a base amount (which may be zero) fixed at inception of the contract and an award amount, based upon the government’s satisfaction with the performance under the contract. With this type of contract, we assume the risk that we may not receive the award fee, or only a portion of it, if we do not perform satisfactorily.

•	A cost-plus-incentive fee contract is a cost reimbursable contract that provides for an initially negotiated fee to be adjusted later by a formula based on the relationship of total allowable costs to total target costs.

We typically experience lower profit margins and lower risk under cost reimbursable contracts than under fixed-price contracts. Upon the termination of a cost reimbursable contract, generally we would be entitled to reimbursement of our allowable costs and, if the termination is at the U.S. government’s convenience, a total fee proportionate to the percentage of work completed under the contract.

Time-and-Materials

Under a time-and-materials contract, our compensation is based on a fixed hourly rate established for specified labor or skill categories. We are paid at the established hourly rates for the hours we expend performing the work specified in the contract. Labor costs, overhead, general and administrative costs and profit are included in the fixed hourly rate. Materials, subcontractors, travel and other direct costs are reimbursed at actual costs plus an amount for material handling. We make critical pricing assumptions and decisions when developing and proposing time-and-materials labor rates. We risk reduced profitability if our actual costs exceed the costs incorporated into the fixed hourly labor rate. One variation of a standard time-and-materials contract is a time-and-materials, award fee contract. Under this type of contract, a positive or negative incentive can be earned based on achievement against specific performance metrics.

The table below shows our UAS revenue for the periods indicated by government contract type:

	Fiscal Year Ended			Six Months
	April 30,			Ended October 28,
	2004	2005	2006	2006

Fixed-price contracts	63%	88%	60%	69%
Cost reimbursable contracts	36%	12%	39%	30%
Time-and-materials contracts	1%	—	1%	1%

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about our executive officers and directors:

Name	Age	Position

Paul B. MacCready(1)	81	Founder and Chairman of the Board of Directors
Timothy E. Conver(1)	63	President, Chief Executive Officer and Director
Stephen C. Wright	50	Vice President of Finance, Chief Financial Officer and Secretary
John F. Grabowsky	59	Executive Vice President and General Manager, Unmanned Aircraft Systems
Patrick R. Dellario	49	Vice President and General Manager, PosiCharge Systems
Joseph S. Edwards	59	Vice President and General Manager, Energy Technology Center
Cathleen S. Cline	48	Vice President of Administration
Joseph F. Alibrandi(2)(4)	78	Director
Kenneth R. Baker(2)(3)	59	Director
Arnold L. Fishman(2)(3)(4)	62	Director
Murray Gell-Mann(3)(4)	77	Director
Charles R. Holland	60	Director

(1)	Member of the executive committee.

(2)	Member of the audit committee.

(3)	Member of the compensation committee.

(4)	Member of the nominating and corporate governance committee.

Executive Officers

Paul B. MacCready founded AeroVironment in 1971. Dr. MacCready is an inventor and entrepreneur who has become known as the “father of human-powered flight” for his Gossamer Condor, which in 1977 made the first sustained controlled flight powered solely by its pilot’s muscles. Dr. MacCready has received numerous honors including the Engineer of the Century Gold Medal from the American Society of Mechanical Engineers, the NASA Public Service Grand Achievement Award and Aviation Week’s Aerospace Laureate designation. In addition, Dr. MacCready was selected Graduate of the Decade by the California Institute of Technology and was named one of the 100 greatest minds of the 20th century by Time Magazine. He received a B.S. from Yale and an M.S. in physics and Ph.D. in aeronautics from the California Institute of Technology.

Timothy E. Conver has served as our President since 1991 and as our Chief Executive Officer and a member of our board of directors since 1993. Prior to joining AeroVironment, Mr. Conver served as President of Whittaker Electronic Resources, a supplier of engineered products for military electronics and industrial instrumentation, for ten years. Mr. Conver is a graduate of the University of Montana and has an M.B.A. from the University of California, Los Angeles.

Stephen C. Wright has served as our Vice President of Finance, Chief Financial Officer and Secretary since September 2002. Prior to joining us, Mr. Wright served as the Senior Vice President of Finance and Chief Financial Officer of L-3 PrimeWave Communications, a fixed wireless equipment provider, from January 2002 to August 2002 and as the Vice President of Finance and Chief Financial Officer of Cellotape, a hi-tech component and label manufacturer, from May 2001 to November 2001.

Prior to joining Cellotape, Mr. Wright also served as the Chief Financial Officer of both Adicom Wireless, a fixed wireless equipment provider, and Globalstar L.P., a wireless telecom service provider. Mr. Wright has a B.S. in business from California State University Northridge and an M.B.A. from San Diego State University.

John F. Grabowsky joined us in April 2003, serving initially as our Director of Programs from April 2003 to March 2004, as our Vice President and General Manager, Unmanned Aircraft Systems from April 2004 to August 2006, and since September 2006 as our Executive Vice President and General Manager, Unmanned Aircraft Systems. Prior to joining us, Mr. Grabowsky served as the Vice President and General Manager of the OptoElectronics business unit of Teledyne Technologies Incorporated, a leading provider of sophisticated electronics and communications products, systems engineering solutions, and aerospace products and components, from March 2000 to April 2003. From 1997 to 2000, he served as the Vice President of Teledyne’s Broadband Communications division. Mr. Grabowsky has a B.S. in electrical engineering from Lehigh University.

Patrick R. Dellario has served as our Vice President and General Manager, PosiCharge Systems since April 2002. Prior to joining us, Mr. Dellario served in several positions of responsibility with H.R. Textron, a manufacturer of customized hydraulic, pneumatic, fuel management and electromechanical products and solutions for the aerospace and defense industry, including most recently as the General Manager of Servo, Fuel and Pneumatic Products from 1997 to April 2002. Mr. Dellario has a B.S. in mechanical engineering from the University of Kentucky and an M.B.A. from Pepperdine University.

Joseph S. Edwards has served as our Vice President and General Manager, Energy Technology Center since July 2002, prior to which he served as our Chief Financial Officer starting in 1996. Before joining us, Mr. Edwards was the Controller of Space Systems/Loral, a leading designer, manufacturer, and integrator of geostationary satellites and satellite systems. Mr. Edwards has a B.S. in economics from Hofstra University and an M.B.A. from Fairleigh Dickinson University.

Cathleen S. Cline has served as our Vice President of Administration since 1992. Prior to joining us, Ms. Cline was the Human Resources Manager at both Whittaker Electronic Resources and the law firm of O’Melveny & Myers LLP. Ms. Cline has a B.S. in psychology and a B.S. in business management from the University of Oregon.

Board of Directors

Joseph F. Alibrandi has served as a member of our board of directors since 1999. Mr. Alibrandi has served as the Chief Executive Officer of Alibrandi Associates, a money management firm, since 1999 and is the former Chairman and Chief Executive Officer of Whittaker Corporation, a leading designer and manufacturer of a broad range of fluid control devices and systems for both commercial and military aircraft, as well as various industrial applications. Mr. Alibrandi has also served as a director of BancAmerica Corporation, Burlington Northern Santa Fe Corp., Jacobs Engineering, Catellus Development Corp., as Chairman of the Board of the Federal Reserve Bank of San Francisco, the International Policy Committee of the U.S. Chamber of Commerce, the California Business Roundtable’s Task Force on Education and as Co-Chairman of President Reagan’s Grace Commission. Mr. Alibrandi has a B.S. in mechanical engineering from Massachusetts Institute of Technology.

Kenneth R. Baker has served as a member of our board of directors since 1994. Mr. Baker has served as President and Chief Executive Officer of the Altarum Institute, a not-for-profit research institution, since 1999 and prior to that served in a variety of engineering, research and executive management positions with General Motors Corporation, including as program manager of its EV1 program, Vice President of Global Research and Development, and Vice President/General Manager of its Distributed Energy business venture. Mr. Baker is also a member of the board of directors and chair of the audit committee of Millennium Cell, Inc., and a member of the board of directors of the Center for Automotive Research, the National Coalition for Advanced Manufacturing and several other philanthropic organizations. Mr. Baker has a B.S. in mechanical engineering from Clarkson University.

Arnold L. Fishman has served as a member of our board of directors since 1998. Mr. Fishman is the Founder of Lieberman Research Worldwide, a leading market research firm in the western United States, Interviewing Service of America, a supplier of market survey services, and Location Production Services, Inc., a firm that co-produces films and arranges specialized financial transactions in Croatia. Mr. Fishman has served as the Chairman of Lieberman Research Worldwide, Interviewing Service of America and Opinionsite.com since 1979, 1983 and 1999, respectively and has been a member of Summit Selling Systems and Location Production Services, Inc. since June 2005 and 2000, respectively. Mr. Fishman has a B.S. in psychology from Brooklyn College.

Murray Gell-Mann has served as a member of our board of directors since 1971. Dr. Gell-Mann is a Co-Founder of the Santa Fe Institute, which is devoted to the interdisciplinary study of scientific problems related to simplicity and complexity and to adaptation and evolution, where he has served as a Distinguished Fellow since 1993. Dr. Gell-Mann is a Professor Emeritus of Theoretical Physics at the California Institute of Technology, a member of the U.S. National Academy of Sciences, a recipient of the Research Corporation Award and the Franklin Medal of the Franklin Institute and a 1969 Nobel Prize recipient for physics for his work on the theory of elementary particles. Dr. Gell-Mann is also a member of the Council on Foreign Relations and has served on the President’s Science Advisory Committee and the President’s Council of Advisors on Science and Technology. In addition, as one of the directors (1979 to 2002) of the John D. and Catherine T. MacArthur Foundation, Dr. Gell-Mann helped found the World Resources Institute, which conducts policy studies on global environmental problems. Dr. Gell-Mann has a B.S. in physics from Yale University and a Ph.D. in physics from Massachusetts Institute of Technology.

Charles R. Holland has served as a member of our board of directors since May 2004. General Holland retired as Commander, Headquarters U.S. Special Operations Command in November 2003 and currently serves as an independent consultant for various entities, including as a consultant of ours since February 2004. Prior to his retirement, Mr. Holland was responsible for all special operations forces of the Army, Navy and Air Force, both active duty and reserve. Mr. Holland serves on the board of directors of General Atomics, Inc. and Protonex Technology Corporation and as an advisor to both Aerospace Integration Corp., a subsidiary of MTC Technologies, and Camber Corporation. Mr. Holland has a B.S. in aeronautical engineering from the U.S. Air Force Academy, an M.S. in business management from Troy State University (W. Germany) and an M.S. in astronautical engineering from the Air Force Institute of Technology.

Board Composition

Our board of directors is currently composed of seven members, including five non-employee members, our current Chief Executive Officer, Timothy E. Conver, and our Founder, Paul B. MacCready. Upon completion of this offering, our amended and restated certificate of incorporation will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. To implement the classified structure, prior to the consummation of the offering, three of the nominees to the board will be appointed to one-year terms, two will be appointed to two-year terms and two will be appointed to three-year terms. Thereafter, directors will be elected for three-year terms. Our Class I directors, whose terms will expire at the 2007 annual meeting of stockholders, will be Charles R. Holland, Murray Gell-Mann and Kenneth R. Baker. Our Class II directors, whose terms will expire at the 2008 annual meeting of stockholders, will be Joseph F. Alibrandi and Paul B. MacCready. Our Class III directors, whose terms will expire at the 2009 annual meeting of stockholders, will be Timothy E. Conver and Arnold L. Fishman.

Board Committees

Our board of directors has established four committees: the audit committee, the compensation committee, the nominating and corporate governance committee and the executive committee. Our board of directors may establish other committees to facilitate the management of our business.

Audit Committee.  Our audit committee consists of Messrs. Alibrandi (chair and audit committee financial expert), Baker and Fishman, each of whom our board of directors has determined is independent within the meaning of the independent director standards of the SEC and The Nasdaq Stock Market LLC. This committee’s main function is to oversee our accounting and financial reporting processes, internal systems of control, independent registered public accounting firm relationships and the audits of our financial statements. This committee’s responsibilities include:

•	selecting and hiring our independent registered public accounting firm;

•	evaluating the qualifications, independence and performance of our independent registered public accounting firm;

•	reviewing and approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•	reviewing the design, adequacy, implementation and effectiveness of our internal controls established for finance, accounting, legal compliance and ethics;

•	reviewing the design, adequacy, implementation and effectiveness of our critical accounting and financial policies;

•	overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing with management and our independent registered public accounting firm our annual and quarterly financial statements;

•	reviewing with management and our independent registered public accounting firm any earnings announcements or other public announcements concerning our operating results;

•	preparing the audit committee report that the SEC will require in our annual proxy statements; and

•	reviewing and approving any related party transactions.

Compensation Committee.  Our compensation committee consists of Messrs. Baker and Fishman (chair) and Dr. Gell-Mann, each of whom our board of directors has determined is independent within the meaning of the independent director standards of The Nasdaq Stock Market LLC. This committee’s purpose is to assist our board of directors in determining the development plans and compensation for our senior management and directors and recommend these plans to our board. This committee’s responsibilities include:

•	reviewing and recommending compensation and benefit plans for our officers and compensation policies for members of our board of directors and board committees;

•	reviewing the terms of offer letters and employment agreements and arrangements with our officers;

•	setting performance goals for our officers and reviewing their performance against these goals;

•	evaluating the competitiveness of our executive compensation plans and periodically reviewing executive succession plans; and

•	preparing the report that the SEC will require in our annual proxy statements.

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee consists of Messrs. Alibrandi and Fishman and Dr. Gell-Mann (chair), each of whom our board of directors has determined is independent within the meaning of the independent director standards of The Nasdaq Stock Market LLC. This committee’s purpose is to assist our board by identifying individuals qualified to become members of our board of directors, consistent with criteria set by our board, and to develop our corporate governance principles. This committee’s responsibilities include:

•	evaluating the composition, size and governance of our board of directors and its committees and making recommendations regarding future planning and the appointment of directors to our committees;

•	administering a policy for considering stockholder nominees for election to our board of directors;

•	evaluating and recommending candidates for election to our board of directors;

•	overseeing our board of directors’ performance and self-evaluation process; and

•	reviewing our corporate governance principles and providing recommendations to the board regarding possible changes.

Executive Committee.  Our executive committee consists of Messrs. MacCready (chair) and Conver. This committee’s purpose is to exercise the powers of the board of directors when the board is not in session, subject to specific restrictions as to powers retained by the full board of directors or delegated to other committees of the board of directors. Powers retained by the full board of directors include those relating to amendments to our certificate of incorporation and bylaws, mergers, consolidations and sales or exchanges involving substantially all of our assets.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee at any time has been one of our executive officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. Our entire board of directors made all compensation decisions prior to the creation of our compensation committee.

Director Compensation

Our non-employee directors are currently paid $1,000 for each board meeting they attend and $500 for each committee meeting they attend. In addition, all of our directors are reimbursed for their out-of-pocket expenses incurred in connection with such services. We have awarded options to purchase our common stock to our non-employee directors on two occasions in the last three fiscal years. In June 2004, we awarded each of Messrs. Alibrandi, Baker, Fishman and Dr. Gell-Mann options to purchase 7,038 shares of our common stock and Mr. Holland options to purchase 35,189 shares of our common stock, all at an exercise price of $0.78 per share. In October 2005, we awarded each of Messrs. Alibrandi, Baker and Fishman and Dr. Gell-Mann options to purchase 14,076 shares of our common stock at an exercise price of $2.13 per share.

Following this offering, directors who are not our employees or who are not otherwise affiliated with us will receive compensation that is commensurate with arrangements offered to directors of companies that are similar to us. Compensation arrangements for independent directors established by our board may be in the form of cash payments and/or option grants.

Executive Compensation

The following table shows compensation information for our Chief Executive Officer and each of our four other most highly-compensated executive officers, measured by base salary and annual bonus, for the fiscal year ended April 30, 2006. We refer to these officers in this prospectus as our named executive officers.

Summary Compensation Table

				Long-Term
				Compensation
	Annual Compensation			Securities
Name and			Other Annual	Underlying	All Other
Principal Position	Salary	Bonus	Compensation(1)	Options	Compensation

Paul B. MacCready	$249,054	$900,000	$—	$—	$6,713	(2)
Founder and Chairman of the Board
Timothy E. Conver	258,461	1,350,000	—	—	8,874	(3)
President and Chief Executive Officer
Stephen C. Wright	202,174	87,500	—	—	11,224	(4)
Chief Financial Officer
John F. Grabowsky	205,150	100,000	—	—	8,092	(5)
Executive Vice President and General Manager, Unmanned Aircraft Systems
Patrick R. Dellario	208,281	59,500	—	—	10,149	(6)
Vice President and General Manager, PosiCharge Systems

(1)	Pursuant to applicable SEC regulations, perquisites and other personal benefits are omitted because they did not exceed the lesser of either $50,000 or 10% of total annual salary and bonus.

(2)	Consists of: (a) a matching payment of $3,909 to our 401(k) plan; (b) $332 representing the value of personal use of company-owned automobile; and (c) $2,472 representing the total value of premium payments for coverage under our group term life plan.

(3)	Consists of: (a) a matching payment of $4,387 to our 401(k) plan; (b) $2,508 representing the value of personal use of company-owned automobile; and (c) $1,979 representing the total value of premium payments for coverage under our group term life plan.

(4)	Consists of: (a) a matching payment of $10,691 to our 401(k) plan; and (b) $533 representing the total value of premium payments for coverage under our group term life plan.

(5)	Consists of: (a) a matching payment of $6,802 to our 401(k) plan; and (b) $1,290 representing the total value of premium payments for coverage under our group term life plan.

(6)	Consists of: (a) a matching payment of $9,699 to our 401(k) plan; and (b) $450 representing the total value of premium payments for coverage under our group term life plan.

Option Grants in Last Fiscal Year

The following table sets forth information regarding grants of stock options to each of the named executive officers during the fiscal year ended April 30, 2006. All options included on the table have an exercise price equal to no less than the fair market value of our common stock, as determined by our board of directors, on the date of grant.

Potential realizable value is based upon an assumed initial public offering price of our common stock of $15.00 per share, the midpoint of the range set forth on the cover page of this prospectus. Potential realizable values are net of exercise prices, but before taxes associated with exercise. Amounts representing hypothetical gains are those that could be achieved if options are exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with the rules of the SEC based on the assumed initial offering price and do not represent our estimate or projection of our future stock price. We cannot assure you that any of the values in the table will be achieved. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock and overall stock market conditions.

The percentage of total options granted to our employees in the last fiscal year is based on options to purchase an aggregate of 443,381 shares of common stock granted under our equity incentive plans to our employees during the fiscal year ended April 30, 2006.

Individual Grants
		% of Total			Potential Realizable
	Number of	Options			Value at Assumed
	Shares	Granted to			Annual Rates of Stock
	Underlying	Employees	Exercise		Price Appreciation for
	Options	In Last	Price Per	Expiration	Options Term
Name	Granted	Fiscal Year	Share	Date	5%	10%

Paul B. MacCready	—	—	$—	—	$—	$—
Timothy E. Conver	—	—	—	—	—	—
Stephen C. Wright	—	—	—	—	—	—
John F. Grabowsky	105,567	23.8	2.13	10/21/15	2,102,402	3,247,430
Patrick R. Dellario	35,189	7.9	2.13	10/21/15	700,801	1,082,477

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table describes for the named executive officers the number and value of securities that they received upon exercise of options during the fiscal year ended April 30, 2006, and the number and value of securities underlying exercisable and unexercisable options held by them as of April 30, 2006. The value realized and the value of unexercised in-the-money options at April 30, 2006 are based on the assumed initial public offering price of $15.00 per share less the per share exercise price, multiplied by the number of shares issued or issuable, as the case may be, upon exercise of the option.

	Number of		Number of Securities		Value of Unexercised In-the-
	Shares		Underlying Unexercised		Money Options at
	Acquired on	Value	Options at April 30, 2006		April 30, 2006
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Paul B. MacCready	—	$—	—	—	$—	$—
Timothy E. Conver	—	—	98,529	98,529	1,408,915	1,408,915
Stephen C. Wright	17,595	251,679	73,897	56,302	1,061,412	1,208,953
John F. Grabowsky	18,298	262,759	32,374	195,651	462,554	2,642,633
Patrick R. Dellario	—	—	56,302	119,643	806,663	1,657,711

Employee Benefit and Stock Plans

We currently have three plans pursuant to which we provide equity compensation to our employees, consultants and directors, the AeroVironment, Inc. Nonqualified Stock Option Plan, or Option Plan; the AeroVironment, Inc. 2002 Equity Incentive Plan, or Equity Plan; and the AeroVironment, Inc. Directors’ Nonqualified Stock Option Plan, or Directors Plan, and collectively with the Option Plan and the Equity Plan, the Prior Plans. In connection with this offering, we will be adopting a 2006 Equity Incentive Plan, or 2006 Plan. Upon adoption of the 2006 Plan, no further options will be granted under the Prior Plans. On October 28, 2006, options to purchase 3,515,029 shares of our common stock remained outstanding under the Prior Plans.

2006 Plan

Prior to the completion of this offering, our board of directors and stockholders will approve the 2006 Plan. Once approved, the 2006 Plan will terminate on the earlier of ten years after stockholder approval or when the board of directors terminates the 2006 Plan. The 2006 Plan will provide for the grant of incentive stock options, or ISOs, as defined in Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, or SARs, deferred stock, dividend equivalent rights, performance awards and stock payments, which we collectively refer to as awards, to our employees, consultants and directors.

Share Reserve.  The 2006 Plan will reserve for issuance upon grant or exercise of awards up to 3,684,157 shares of our common stock. Once the 2006 Plan becomes subject to Section 162(m) of the Code, no more than 950,000 shares may be granted pursuant to awards which are intended to be performance based compensation within the meaning of Code Section 162(m) to any one participant in a twelve-month period. The shares subject to the 2006 Plan, the limitations on the number of shares that may be awarded under the 2006 Plan and shares and option prices subject to awards outstanding under the 2006 Plan will be adjusted as the plan administrator deems appropriate to reflect stock dividends, stock splits, combinations or exchanges of shares, mergers, consolidations, spin-offs, recapitalizations, or other distributions of Company assets. As of the date hereof, no shares of common stock or awards have been granted under the 2006 Plan.

Shares withheld for taxes, shares used to pay the exercise price of an option in a net exercise and shares tendered to us to pay the exercise price of an option or other award may be available for future grants of awards under the 2006 Plan. In addition, shares subject to stock awards that have expired, been forfeited or otherwise terminated without having been exercised may be subject to new awards. Shares issued under the 2006 Plan may be previously authorized but unissued shares or reacquired shares bought on the open market or otherwise.

Administration.  Generally, the compensation committee of our board will administer the 2006 Plan. However, with respect to awards made to our non-employee directors or to individuals subject to Section 16 of the Exchange Act, the full board will act as the administrator of the 2006 Plan. The compensation committee or the full board, as appropriate, has the authority to

•	select the individuals who will receive awards;

•	determine the type or types of awards to be granted;

•	determine the number of awards to be granted and the number of shares to which the award relates;

•	determine the terms and conditions of any award, including the exercise price and vesting;

•	determine the terms of settlement of any award;

•	prescribe the form of award agreement;

•	establish, adopt or revise rules for administration of the 2006 Plan;

•	interpret the terms of the 2006 Plan and any matters arising under the 2006 Plan; and

•	make all other decisions and determinations as may be necessary to administer the 2006 Plan.

The compensation committee may delegate its authority to grant or amend awards with respect to participants other than senior executive officers, employees covered by Section 162(m) of the Code or the officers to whom the authority to grant or amend awards has been delegated.

The compensation committee, with the approval of the board, may also amend the 2006 Plan. Amendments to the 2006 Plan are subject to stockholder approval to the extent required by law, or The Nasdaq Stock Market LLC Marketplace Rules. Additionally, stockholder approval will be specifically required to increase the number of shares available for issuance under the 2006 Plan or to extend the term of an option beyond ten years.

Eligibility.  Awards under the 2006 Plan may be granted to individuals who are our employees or employees of our subsidiaries, our non-employee directors and our consultants and advisors. However, options which are intended to qualify as ISOs may only be granted to employees.

Awards.  The following will briefly describe the principal features of the various awards that may be granted under the 2006 Plan.

•	Options — Options provide for the right to purchase our common stock at a specified price, and usually will become exercisable in the discretion of the compensation committee in one or more installments after the grant date. The option exercise price may be paid in cash, by check, shares of our common stock which have been held by the option holder for at least six months, other property with value equal to the exercise price, through a broker assisted cashless exercise or such other methods as the committee may approve from time to time. The committee may at any time substitute SARs for options granted under the 2006 Plan. Options may take two forms, nonstatutory options, or NSOs, and ISOs. ISOs will be designed to comply with the provision of the Code and will be subject to certain restrictions contained in the Code in order to qualify as ISOs. Among such restrictions, ISOs must:

•	have an exercise price not less than the fair market value of our common stock on the date of grant, or if granted to certain individuals who own or are deemed to own at least 10% of the total combined voting power of all of our classes of stock (10% stockholders), then such exercise price may not be less than 110% of the fair market value of our common stock on the date of grant;

•	be granted only to our employees and employees of our subsidiary corporations;

•	expire within a specified time following the option holder’s termination of employment;

•	be exercised within ten years after the date of grant, or with respect to 10% stockholders, five years after the date of grant; and

•	not be first exercisable during any calendar year for more than $100,000 worth of our common stock, determined based on the exercise price at the time the option is granted.

No ISO may be granted under the 2006 Plan after ten years from the date the 2006 Plan is approved by our stockholders.

•	Restricted Stock — A restricted stock award is the grant of shares of our common stock that, during a restricted period, is nontransferable and, unless otherwise determined by the compensation committee at the time of award, may be forfeited upon termination of employment or service. The committee shall determine in the award agreement whether the participant will be entitled to vote the shares of restricted stock and/or receive dividends on such shares.

•	Stock Appreciation Rights — SARs provide for payment to the holder based upon increases in the price of our common stock over a set base price. Payment for SARs may be made in cash, our common stock or any combination of the two.

•	Restricted Stock Units — Restricted stock units represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of such right. If the restricted stock unit has not been forfeited, then on the date specified in the restricted stock award we will deliver to the holder of the restricted stock unit unrestricted shares of our common stock, which will be freely transferable.

•	Dividend Equivalents — Dividend equivalents represent the value of the dividends per share we pay, calculated with reference to the number of shares covered by an award (other than a dividend equivalent award) held by the participant.

•	Performance Awards — Performance awards are denominated in shares of our common stock and are linked to satisfaction of performance criteria established by the compensation committee. If the committee determines that the award is intended to meet the requirements of “qualified performance based compensation” and therefore be deductible under Section 162(m) of the Code, then the performance criteria upon which the award will be based shall be with reference to any one or more of the following: net earnings (either before or after interest, taxes, depreciation and amortization), economic value-added (as determined by the committee), sales or revenue, net income (either before or after taxes), operating earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, return on assets (net or gross), return on stockholders’ equity, return on sales, gross or net profit margin, productivity, expense margins, operating efficiency, customer satisfaction, working capital, earnings per share, price per share, and market share, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group.

Change in Control.  All awards granted under the 2006 Plan will become exercisable in full upon the occurrence of a change in control (as defined in the 2006 Plan), unless the award is assumed by any successor in such change in control, or the award agreement otherwise provides. In connection with a change in control, the compensation committee may cause the awards to terminate but shall give the holder of the awards the right to exercise their outstanding awards or receive their other rights under the awards outstanding for some period of time prior to the change in control, even though the awards may not be exercisable or otherwise payable. Additionally, the committee may provide that all restrictions imposed on some or all shares of restricted stock or restricted stock units shall lapse.

Adjustment upon Certain Events.  The number and kind of securities subject to an award and the exercise price or base price may be adjusted at the discretion of the compensation committee to reflect any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization or other distribution (other than normal cash dividends) of our assets to stockholders, or other similar changes affecting the shares. In addition, upon such events the committee may provide for (1) the termination of any awards in exchange for cash equal to the amount the holder would otherwise be entitled to if they had exercised the award, (2) the full vesting, exercisability or payment of any award, (3) the assumption of such award by any successor, (4) the replacement of such award with other rights or property, (5) the adjustment of the number, type of shares and/or the terms and conditions of the awards which may be granted in the future or (6) the cessation of the ability of awards to vest or become exercisable or payable after such event.

Awards not Transferable.  Generally the awards may not be pledged, assigned or otherwise transferred other than by will or by laws of descent and distribution. The compensation committee may allow awards other than ISOs to be transferred for estate or tax planning purposes to members of the holder’s family, charitable institutions or trusts for the benefit of family members. In addition, the committee may allow awards to be transferred to so-called “blind trusts” by a holder of an award who is terminating employment in connection with the holder’s service with the government, an educational or other non-profit institution.

Miscellaneous.  As a condition to the issuance or delivery of stock or payment of other compensation pursuant to the exercise or lapse of restrictions on any award, we require participants to discharge all applicable withholding tax obligations. Shares held by or to be issued to a participant may also be used to discharge tax withholding obligations.

The 2006 Plan will expire and no further awards may be granted after the tenth anniversary of its approval by our stockholders or, if later, the approval by our board of directors.

Prior Plans

We currently have 3,515,029 options to purchase our common stock outstanding under the Prior Plans and have the ability to grant awards in respect of up to 1,640,511 additional shares reserved for issuance under the Prior Plans. The kind and number of shares of stock subject to the Prior Plans and the awards thereunder, and the exercise price of any option may be adjusted to reflect any changes in our capitalization due to reorganization, recapitalization, reclassification, stock split, reverse stock split, stock dividend, merger, consolidation, spin-off, combination, repurchase, liquidation, dissolution, sale, transfer or exchange of all or substantially all assets, issuance of warrants or other rights to purchase, or other similar events.

The Equity Plan provides for grants to employees, directors and consultants of options and restricted stock. The Option Plan provides for grants of options to employees and the Directors Plan provides for grants of options to directors. At this time only options remain outstanding under the Prior Plans. The Prior Plans are currently administered by our board, but following the consummation of this offering the compensation committee of the board will have responsibility for administering the Prior Plans. Upon a change in control, all options granted under the Prior Plans will either be assumed by any successor or if not so assumed, will fully vest and become exercisable.

Our board has the right to amend and terminate the Prior Plans. In connection with the adoption of the 2006 Plan, our board will terminate the Prior Plans. Upon such termination no further options or stock purchase rights may be granted under the Prior Plans, although any options previously granted will remain outstanding and exercisable in accordance with their terms.

401(k) Plan

We sponsor a tax-qualified employee savings and retirement plan, or 401(k) plan, that covers all eligible employees. Under the plan, highly-compensated employees may contribute up to 20% of their cash compensation and non-highly-compensated employees may contribute up to 25% of their cash compensation. We provide matching payments of up to 5.75% of individual employee’s contributions on a dollar-for-dollar basis for fiscal years in which we are profitable and on a fifty cents on the dollar basis for fiscal years in which we are not profitable. Our expenses related to this plan amounted to $673,000, $724,000 and $918,000 for the fiscal years ended April 30, 2004, 2005 and 2006, respectively.

Retiree Medical Plan

We sponsor participation in a third-party provided retiree medical plan by the Chairman of our board of directors and our Chief Executive Officer. This plan will provide supplemental medical coverage for each of the participants and their spouses. Coverage under the plan will be effective for each of the participants upon their retirement.

Pension Plan

On August 19, 2005, we established a supplemental executive retirement plan for the benefit of Dr. MacCready, our Founder and the Chairman of our board of directors. Pursuant to the terms of this plan, in the event that Dr. MacCready retires between July 1, 2006 and July 1, 2007, he will be entitled to receive an annual retirement benefit payable by us in the amount of $200,000. The amount of the annual retirement benefit payable to Dr. MacCready is subject to annual cost of living increases based upon the Consumer Price Index. This plan will terminate automatically upon completion of this offering without any payment to Dr. MacCready.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation agreements and other arrangements which are described as required in “Management” and the transactions described below, since May 1, 2003, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which:

•	the amount involved exceeded or will exceed $60,000; and

•	a director, executive officer, holder of 5% or more of any class of our capital stock or any member of their immediate family had or will have a direct or indirect material interest.

All of the transactions set forth below were approved by a majority of the board of directors, including a majority of the independent and disinterested members of the board of directors. We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates, are approved by a majority of the board of directors, including a majority of the independent and disinterested members of the board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

Limitation of Liability and Indemnification of Officers and Directors

As permitted by Section 102 of the Delaware General Corporation Law, we intend to adopt provisions to our amended and restated certificate of incorporation and amended and restated bylaws which limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as directors. The duty of care generally requires that when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter liability under the federal securities laws and do not affect the availability of equitable remedies such as injunction or rescission. As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated certificate of incorporation and amended and restated bylaws will authorize us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law and provide that:

•	we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our bylaws are not exclusive.

Contemporaneous with the completion of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors which will be in addition to and may be broader than the indemnification provided for in our charter documents. These agreements will provide that we will indemnify each of our directors to the fullest extent permitted by law and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available.

We also maintain general liability insurance that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers and intend to obtain a policy of directors’ and officers’ liability insurance that will be effective upon completion of this offering which will also cover certain liabilities arising under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which any of them is seeking indemnification from us, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Transactions with Officers and Directors

On July 29, 2004, we entered into a voting agreement with certain of our stockholders, including the P. and J. MacCready Living Trust (Restated), of which Dr. Paul B. MacCready, our Founder and the Chairman of our board of directors, is the trustee, Marshall MacCready, Parker MacCready, Tyler MacCready and the Whiting Family Limited Partnership, of which our Chief Executive Officer, Timothy E. Conver, is a limited partner. Pursuant to this agreement, the stockholders named above agreed to vote their shares of our common stock as directed by Mr. Conver. This agreement will terminate automatically upon completion of this offering.

On November 1, 2005, we entered into a consulting agreement with one of our directors, Charles R. Holland. Pursuant to this agreement, Mr. Holland performs consulting services for us on a general basis and with respect to particular individual projects assigned by us. During the fiscal year ended April 30, 2006 and the six months ended October 28, 2006, we paid to Mr. Holland approximately $258,000 and $114,541, respectively, in consulting fees pursuant to the terms of this agreement. On February 1, 2004, we entered a similar consulting agreement with Mr. Holland, pursuant to which we paid Mr. Holland consulting fees of approximately $34,000 and $242,000 during the fiscal years ended April 30, 2004 and 2005, respectively.

In June 2004, we provided a loan to our Chief Executive Officer, Timothy E. Conver, in the amount of $599,357 to facilitate the exercise of certain stock options held by Mr. Conver. The principal balance plus accrued interest was repaid in full in April 2005.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information about the beneficial ownership of our common stock at October 28, 2006 and as adjusted to reflect the sale of the shares of common stock in this offering, for:

•	each person, or group of affiliated persons known to us to be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each selling stockholder.

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o AeroVironment, Inc., 181 W. Huntington Drive, Suite 202, Monrovia, CA 91016.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

We have based our calculation of the percentage of beneficial ownership on 13,620,177 shares of common stock outstanding on October 28, 2006 and 18,156,483 shares of common stock outstanding upon completion of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable as of December 27, 2006, which is 60 days after October 28, 2006. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*). Please see “Certain Relationships and Related Party Transactions” for a description of the material relationships between us and the selling stockholders.

	Shares Beneficially
	Owned Prior to the			Shares Beneficially
	Offering		Shares Being	Owned After the Offering
Beneficial Owner	Number	Percentage	Sold(16)	Number	Percentage

5% Stockholders:
Taylor Family Trust, dated September 8, 1993(1)	1,265,572	9.3%	632,783	632,789	3.5%
Marshall MacCready(2)	818,039	6.0	163,608	654,431	3.6
Parker MacCready(3)	818,039	6.0	163,608	654,431	3.6
Tyler MacCready(4)	818,039	6.0	163,608	654,431	3.6
Directors and Named Executive Officers:
Paul B. MacCready(5)	5,546,751	40.7	1,109,348	4,437,403	24.4
Timothy E. Conver(6)	7,800,944	57.3	—	4,708,309	25.9
Stephen C. Wright(7)	126,680	*	—	126,680	*
John F. Grabowsky(8)	88,676	*	—	88,676	*
Patrick R. Dellario(9)	91,491	*	—	91,491	*
Joseph F. Alibrandi(10)	54,895	*	—	54,895	*
Kenneth R. Baker(11)	54,895	*	—	54,895	*
Arnold L. Fishman(12)	230,840	1.7	—	230,840	1.3
Murray Gell-Mann(13)	72,489	*	69,674	2,815	*
Charles R. Holland(14)	16,891	*	—	16,891	*
Executive officers and directors as a group (12 persons)(15)	11,505,676	84.5	1,179,022	10,326,654	56.9

	Shares Beneficially
	Owned Prior to the			Shares Beneficially
	Offering		Shares Being	Owned After the Offering
Beneficial Owner	Number	Percentage	Sold(16)	Number	Percentage

Other Selling Stockholders:
John G. Blair	188,613	1.4%	140,756	47,857	*
Walter R. Morgan	166,268	1.2	140,756	25,512	*
Jane L. Thomas	87,973	*	43,986	43,987	*
Irving Weiman	52,784	*	26,392	26,392	*

(1)	The address for the Taylor Family Trust, dated September 8, 1993, is 1405 S. Oakland Avenue, Pasadena, CA 91106. Stanley and Joann Taylor are co-trustees of the Taylor Family Trust and have shared voting and investment power over these shares.

(2)	Includes 818,039 shares over which Marshall MacCready has investment power but over which Dr. MacCready has voting power pursuant to a proxy granted to him by Marshall MacCready. Marshall MacCready is the son of Dr. MacCready.

(3)	Includes 818,039 shares over which Parker MacCready has investment power but over which Dr. MacCready has voting power pursuant to a proxy granted to him by Parker MacCready. Parker MacCready is the son of Dr. MacCready.

(4)	Includes 818,039 shares over which Tyler MacCready has investment power but over which Dr. MacCready has voting power pursuant to a proxy granted to him by Tyler MacCready. Tyler MacCready is the son of Dr. MacCready.

(5)	Includes 3,092,635 shares held in the P. and J. MacCready Living Trust (Restated), of which Dr. MacCready is the trustee, and 818,039 shares held by each of Dr. MacCready’s children, Marshall MacCready, Parker MacCready and Tyler MacCready, over which Dr. MacCready has voting power pursuant to proxies granted to him by his children. Dr. MacCready disclaims beneficial ownership of any securities in which he does not have a pecuniary interest.

(6)	Includes 3,842,392 shares held by the Conver Family Trust, of which Mr. Conver is one of the trustees; 768,795 shares held by the Whiting Family Limited Partnership, over which Mr. Conver, as one of its limited partners, has voting control; 32,374 shares held by each of Mr. Conver’s children, Brent Conver, Morgan Conver and Nicholas Conver, over which Mr. Conver has voting power pursuant to a voting agreement; and 3,092,635 shares held by the P. and J. MacCready Living Trust (Restated), over which Mr. Conver has voting power pursuant to a voting agreement. The voting agreement will terminate automatically upon completion of this offering. Mr. Conver disclaims beneficial ownership of any securities in which he does not have a pecuniary interest.

(7)	Includes options to purchase 109,086 shares of our common stock that are fully vested and immediately exercisable.

(8)	Includes options to purchase 49,265 shares of our common stock that are fully vested and immediately exercisable.

(9)	Includes options to purchase 63,340 shares of our common stock that are fully vested and immediately exercisable.

(10)	Includes options to purchase 54,895 shares of our common stock that are fully vested and immediately exercisable.

(11)	Includes options to purchase 4,223 shares of our common stock that are fully vested and immediately exercisable.

(12)	Includes options to purchase 4,223 shares of our common stock that are fully vested and immediately exercisable.

(13)	Includes options to purchase 2,815 shares of our common stock that are fully vested and immediately exercisable.

(14)	Includes options to purchase 16,891 shares of our common stock that are fully vested and immediately exercisable.

(15)	Includes options to purchase 316,701 shares of our common stock held by Joseph S. Edwards that are fully vested and immediately exercisable. Includes options to purchase 197,058 shares of our common stock held by Cathleen S. Cline that are fully vested and immediately exercisable.

(16)	If the underwriters’ over-allotment option is exercised in full, the additional 289,021 shares to be sold by the selling stockholders would be allocated among the selling stockholders as follows:

Shares Subject to
the Over-allotment
Selling Stockholders	Option

John G. Blair	21,113
Murray Gell-Mann	—
Marshall MacCready	24,541
Parker MacCready	24,541
Tyler MacCready	24,541
Walter R. Morgan	—
P. and J. MacCready Living Trust (Restated)	92,779
Taylor Family Trust	94,912
Jane L. Thomas	6,594
Irving Weiman	—

If the underwriters’ over-allotment option is exercised in part, the additional shares sold would be allocated pro rata based upon the share amounts set forth in the preceding table.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, after giving effect to filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of undesignated preferred stock. The following description summarizes some of the terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which the prospectus is a part.

The following description of our capital stock gives effect to our reincorporation in Delaware in December 2006 and the subsequent changes in our amended and restated certificate of incorporation and amended and restated bylaws, to be effective upon completion of this offering.

Common Stock

On October 28, 2006, there were 13,620,177 shares of common stock outstanding, held of record by 44 stockholders. After this offering, there will be 18,156,483 shares of our common stock outstanding.

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election if they so choose, subject to the rights of any preferred stockholders. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by our board of directors out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities of our company, subject to the prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock.

Preferred Stock

Following the offering, our board of directors will have the authority, without any action by the stockholders, to issue from time to time up to 10,000,000 shares of preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of our company. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of common stock. The existence of authorized but unissued preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in our best interests, then our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. Upon consummation of this offering, there will be no shares of preferred stock outstanding and we have no present intention to issue any shares of preferred stock.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law and our certificate of incorporation and bylaws, as amended and restated prior to the closing of this offering, will contain provisions that could make the following transactions more difficult, including acquisition of us by means of a tender offer, acquisition of us by means of a proxy contest or otherwise or removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of our company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings

Our charter documents will provide that a special meeting of stockholders may be called only by our chairman of the board or president, or by the president or secretary at the request in writing by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation will eliminate the right of stockholders to act by written consent without a meeting.

Election and Removal of Directors

Our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see “Management — Board Composition.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a Delaware corporation for three years following the date these persons become interested stockholders. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least 66 2/3% of our then-outstanding common stock. The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they also may inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions also may have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may deem otherwise to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, located at 59 Maiden Lane, Plaza Level, New York, NY 10038.

Nasdaq Global Market Listing

We have applied to have our common stock approved for listing on the Nasdaq Global Market under the symbol “AVAV.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Sales of Restricted Shares

Upon completion of this offering, we will have 18,156,483 shares of common stock outstanding, assuming the issuance of 4,536,306 shares of common stock offered hereby and no exercise of options after October 28, 2006. Of these shares, the 6,700,000 shares sold in this offering, plus any additional shares sold upon exercise of the underwriter’s over-allotment option, will be freely transferable without restriction under the Securities Act, unless they are held by our “affiliates” as that term is used under the Securities Act and the rules and regulations promulgated thereunder. The remaining 11,456,483 shares of common stock held by existing stockholders are restricted shares. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144, Rule 144(k) and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

•	11,435,370 shares will be eligible for sale upon the expiration of the lock-up agreements, as more particularly and except as described below, beginning 180 days after the date of this prospectus; and

•	the remaining 21,113 restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods.

Lock-up Agreements

We, each of our directors and executive officers and the selling stockholders, who collectively own 12,455,428 shares of our common stock, based on shares outstanding as of October 28, 2006, and assuming that none of the holders of restricted shares purchase shares through the directed share program, have agreed that, without the prior written consent of Goldman, Sachs & Co. on behalf of the underwriters, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus, subject to extension in specified circumstances:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

This 180-day period may be extended if (1) during the last 17 days of the 180-day period we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period. The period of such extension will be 18 days, beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Any determination to release any shares subject to the lock-up agreements would be made on a case-by-case basis based on a number of factors at the time of determination, including the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold and the timing, purpose and terms of the proposed sale. Goldman, Sachs & Co., on behalf of the underwriters, may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the 180-day period. See “Underwriting.”

In addition, stockholders who collectively own 1,143,636 shares of our outstanding common stock, as of October 28, 2006, have agreed to a similar lock-up arrangement with us.

We do not currently expect any release of shares subject to lock-up agreements prior to the expiration of the applicable lock-up periods. Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the date of this offering, our affiliates, or a person (or persons whose shares are aggregated) who has beneficially owned restricted shares (as defined under Rule 144) for at least one year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of common stock or the average weekly trading volume of the common stock on the Nasdaq Global Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the SEC. Sales under Rule 144 are subject to requirements relating to the manner of sale, notice, and the availability of current public information about us.

Rule 144(k)

A person (or persons whose shares are aggregated) who was not our affiliate at any time during the 90 days immediately preceding the sale and who has beneficially owned restricted shares for at least two years is entitled to sell such shares under Rule 144(k) without regard to the limitations described above.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, any of our directors, employees, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or written employment agreement is eligible to resell such shares 90 days after the date of the offering in reliance on Rule 144 by complying with the applicable requirements of Rule 144 of the Securities Act other than the holding period conditions. In addition, non-affiliates may sell Rule 701 shares without complying with the public information, volume and notice provisions of Rule 144. On the date 90 days after the effective date of this offering, options to purchase approximately 2,617,006 shares of our common stock will be vested and exercisable and upon exercise and after expiration of the lock-up restrictions described above, may be sold pursuant to Rule 701 of the Securities Act.

Equity Incentive Plans

We intend to file with the SEC a registration statement on Form S-8 under the Securities Act to register shares of our common stock that we may issue upon exercise of outstanding options issued or reserved for issuance under our Nonqualified Stock Option Plan, Directors’ Nonqualified Stock Option Plan, 2002 Equity Incentive Plan and 2006 Equity Incentive Plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, unless such shares are subject to vesting restrictions, Rule 144 volume limitations or the 180-day lock-up arrangement described above, if applicable.

UNDERWRITING

The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Number of
Underwriters	Shares

Goldman, Sachs & Co.
Friedman, Billings, Ramsey & Co., Inc.
Jefferies Quarterdeck, a division of Jefferies & Company, Inc.
Raymond James & Associates, Inc.
Stifel, Nicolaus & Company, Incorporated
Thomas Weisel Partners LLC

Total	6,700,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 289,021 shares from the selling stockholders and 715,979 shares from the company to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase           additional shares.

Paid by the company

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Paid by the selling stockholders

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representative may change the offering price and the other selling terms.

The selling stockholders may be deemed to be underwriters within the meaning of the Securities Act.

The company and its officers, directors, and holders of substantially all of the company’s common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representative. This agreement does not apply to any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

These restrictions do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by the company of shares of its common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	the entry by the company’s directors or executive officers into written trading plans designed to comply with Rule 10b5-1 of the Exchange Act, provided that no sales or other dispositions may occur under such plans until the expiration of the restricted period;

•	transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering;

•	the sale or transfer by a stockholder of shares of common stock or any security convertible into common stock to the company upon termination of such stockholder’s employment with the company;

•	the sale or transfer of shares of common stock to pay the exercise price of options to purchase common stock pursuant to the cashless exercise feature of such options;

•	transfers by a stockholder to a trust, all of the beneficial interests of which are held, directly or indirectly, by such stockholder; or

•	transfers of shares or any security convertible into common stock as a bona fide gift;

provided that, in the case of the last two bullet points, each recipient agrees to accept the restrictions described in the immediately preceding paragraph and, in the case of each of the last six transactions, no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock is required in connection with these transactions during the 180-day period.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

The company has applied to have the common stock approved for listing on the Nasdaq Global Market under the symbol “AVAV.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the company and the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq Global Market or relevant exchange, in the over-the-counter market or otherwise.

Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member

State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

At our request, Raymond James & Associates, Inc. has reserved for sale as part of the underwritten offering, at the initial public offering price, up to 335,000 shares, or 5% of the total number of shares offered by this prospectus, for the company’s directors, officers, employees, business associates and other persons with whom the company has a relationship. If the number of shares purchased by these persons exceeds a specified number of shares, the shares purchased by such persons will be subject to a 180-day lock-up restriction. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $     .

The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by Latham & Watkins LLP, San Diego, California. The underwriters have been represented by Cravath, Swaine & Moore LLP.

EXPERTS

The consolidated financial statements (including the schedule appearing therein) of AeroVironment, Inc. at April 30, 2005 and 2006, and for each of the three years in the period ended April 30, 2006, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed herewith. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed herewith may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may be obtained from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference rooms and on the SEC’s website.

AeroVironment, Inc.

Audited Consolidated Financial Statements

All other schedules are omitted because either they are not applicable, not required or the information is included in the consolidated financial statements, including the notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
AeroVironment, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of AeroVironment, Inc. and subsidiaries as of April 30, 2005 and 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended April 30, 2006. Our audits also included the financial statement schedule listed in the Index at Item 16. These consolidated financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of AeroVironment, Inc. and subsidiaries at April 30, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 30, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Los Angeles, California
January 3, 2007

AeroVironment, Inc.

Consolidated Balance Sheets
(In thousands except share data)

	April 30
	2005	2006

Assets
Current assets:
Cash and cash equivalents	$10,060	$15,388
Restricted cash	—	1,532
Accounts receivable, net of allowance for doubtful accounts of $88 in 2005 and $86 in 2006	19,378	21,582
Unbilled receivables and retentions	788	4,843
Inventories, net	11,505	11,453
Deferred income taxes	1,210	1,261
Prepaid expenses and other current assets	2,587	621

Total current assets	45,528	56,680
Property and equipment, net	4,175	6,098
Deferred income taxes	647	2,053
Other assets	90	119

Total assets	$50,440	$64,950

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$9,273	$8,521
Wages and related accruals	5,089	8,450
Customer advances	9,732	9,031
Other current liabilities	1,046	2,028
Current maturities of long-term debt	1,000	—

Total current liabilities	26,140	28,030
Deferred rent	77	408
Long-term debt, less current maturities	1,500	—
Long-term retirement costs	—	2,209
Commitments and contingencies
Shareholders’ equity:
Common stock, no par value:
Authorized shares — 25,000,000
Issued and outstanding shares — 12,937,862 shares in 2005 and 13,283,770 in 2006	1,839	2,211
Retained earnings	20,884	32,092

Total shareholders’ equity	22,723	34,303

Total liabilities and shareholders’ equity	$50,440	$64,950

All share information, except for authorized shares, has been adjusted to reflect a 7.0378-for-one stock split which was effective January   , 2007.

See accompanying notes to consolidated financial statements.

AeroVironment, Inc.

Consolidated Statements of Income
(In thousands except share and per share data)

	Year Ended April 30
	2004	2005	2006

Revenue:
Product sales	$30,342	$85,291	$98,664
Contract services	17,338	19,864	40,693

	47,680	105,155	139,357
Cost of sales:
Product sales	20,084	39,123	55,483
Contract services	13,038	19,426	27,115

	33,122	58,549	82,598

Gross margin	14,558	46,606	56,759
Research and development	1,715	9,799	16,098
Selling, general and administrative	9,725	16,733	24,810

Income from operations	3,118	20,074	15,851
Interest income	2	61	333
Interest expense	(90)	(110)	(127)

Income before income taxes	3,030	20,025	16,057
Provision for income taxes	859	5,455	4,849

Net income	$2,171	$14,570	$11,208

Earnings per share data:
Net income
Basic	$0.19	$1.15	$0.86

Diluted	$0.18	$1.05	$0.75

Weighted average shares outstanding:
Basic	11,538,776	12,674,585	13,011,639

Diluted	12,094,178	13,847,223	14,873,651

All share information has been adjusted to reflect a 7.0378-for-one stock split which was effective January   , 2007.

See accompanying notes to consolidated financial statements.

AeroVironment, Inc.

Consolidated Statements of Shareholders’ Equity
(In thousands except share data)

	Common Stock		Retained
	Shares	Amount	Earnings	Total

Balance at May 1, 2003	11,609,463	$1,220	$4,143	$5,363
Stock options exercised	105,567	53	—	53
Repurchase of common shares	(160,729)	(73)	—	(73)
Net income	—	—	2,171	2,171

Balance at April 30, 2004	11,554,301	1,200	6,314	7,514
Stock options exercised	1,568,303	780	—	780
Repurchase of common shares	(184,742)	(141)	—	(141)
Net income	—	—	14,570	14,570

Balance at April 30, 2005	12,937,862	1,839	20,884	22,723
Stock options exercised	345,908	197	—	197
Tax benefit from exercise of stock options	—	175	—	175
Repurchase of common shares	—	—	—	—
Net income	—	—	11,208	11,208

Balance at April 30, 2006	13,283,770	$2,211	$32,092	$34,303

All share information has been adjusted to reflect a 7.0378-for-one stock split which was effective January   , 2007.

See accompanying notes to consolidated financial statements.

AeroVironment, Inc.

Consolidated Statements of Cash Flows
(In thousands)

	Year ended April 30
	2004	2005	2006

Operating activities
Net income	$2,171	$14,570	$11,208
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:
Depreciation and amortization	764	1,053	1,999
Long-term retirement costs	—	—	2,209
Provision for doubtful accounts	3	53	(2)
Deferred income taxes	185	(754)	(1,457)
Tax benefit from exercise of stock options	—	—	175
(Gain) loss on disposition of property and equipment	(51)	(4)	268
Changes in operating assets and liabilities:
Accounts receivable	(2,422)	(9,139)	(2,202)
Unbilled receivables and retentions	(5,134)	4,118	(4,055)
Inventories	(2,785)	(6,824)	52
Prepaid expenses and other assets	(11)	(2,220)	1,937
Accounts payable	2,670	3,828	(752)
Customer advances	5,496	4,614	(701)
Other liabilities	684	(651)	4,674

Net cash and cash equivalents provided by operating activities	1,570	8,644	13,353
Investing activities
Acquisition of property and equipment	(1,373)	(3,541)	(4,190)
Proceeds from sale of property and equipment	57	8	—

Net cash and cash equivalents used in investing activities	(1,316)	(3,533)	(4,190)
Financing activities
Transfer to restricted cash	—	—	(1,532)
Payment of long-term debt	(422)	(500)	(2,500)
Proceeds from long-term debt	1,500	1,500	—
Exercise of stock options	53	780	197
Repurchase of common stock	(73)	(141)	—

Net cash and cash equivalents provided by (used in) financing activities	1,058	1,639	(3,835)

Net increase in cash and cash equivalents	1,312	6,750	5,328
Cash and cash equivalents at beginning of year	1,998	3,310	10,060

Cash and cash equivalents at end of year	$3,310	$10,060	$15,388

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest	$78	$93	$139
Income taxes	$670	$8,040	$3,229

See accompanying notes to consolidated financial statements.

AeroVironment, Inc.

Notes to Consolidated Financial Statements

April 30, 2006

1.	Organization and Significant Accounting Policies

Organization

AeroVironment, Inc., a Delaware corporation, is engaged in design, development and production of unmanned aircraft systems and energy technologies for various industries and governmental agencies.

Significant Accounting Policies

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of AeroVironment, Inc. and its wholly-owned subsidiaries: AV S.r.l., Skytower, LLC, Skytower Inc., AILC, Inc. and Regenerative Fuel Cell Systems, LLC (collectively referred to herein as the “Company”). AV S.r.l. was created during the year ended April 30, 2006, to enable customer support efforts in Italy and future business development in Europe; no sales were recorded in the year ended April 30, 2006. Skytower, LLC, Skytower Inc., AILC, Inc. and Regenerative Fuel Cell Systems, LLC had no operations during the years ended April 30, 2004, 2005 and 2006. All intercompany balances and transactions have been eliminated in consolidation.

Segments

The Company’s products are sold and divided among three reportable segments, as defined by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, to reflect the Company’s strategic goals. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Chief Executive Officer who reviews the revenue and gross margin results for each of these segments in making decisions about allocating resources, including the focus of research and development activities, and assessing performance. The Company’s reportable segments are business units that offer different products and services and are managed separately.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions, including estimates of anticipated contract costs and revenue utilized in the revenue recognition process, that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The Company invests its excess cash primarily in money market funds and certificates of deposit of major financial institutions. Accordingly, these instruments are subject to minimal credit and market risk. As of April 30, 2005 and 2006, cash equivalents totaled approximately $10,027,000 and $13,670,000, respectively. At times, cash balances held at financial institutions were in excess of federally insured limits.

AeroVironment, Inc.

Notes to Consolidated Financial Statements — (Continued)

Restricted Cash

Restricted cash of approximately $1,532,000, as of April 30, 2006, represents deposits with a bank to secure standby letters of credit aggregating approximately $1,652,000, as of April 30, 2006, established for the benefit of the Company’s customers. The restriction on cash will be released upon expiration of the standby letters of credit. The standby letters of credit will expire when the Company’s customers provide product acceptance and release their interest in the letters of credit. Management believes this will occur prior to April 30, 2007. There were no requirements for restricted cash at April 30, 2005. As of April 30, 2006, there were no claims relevant to the letters of credit.

Fair Values of Financial Instruments

Fair values of cash and cash equivalents, restricted cash, accounts receivable, unbilled receivables and retentions approximate cost due to the short period of time to maturity.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of accounts receivable. The Company’s revenue and accounts receivable are with a limited number of corporations and governmental entities. In the aggregate, 69%, 74% and 77% of the Company’s revenue came from agencies of the U.S. government for the years ended April 30, 2004, 2005 and 2006, respectively. These agencies accounted for 70% and 77% of the accounts receivable balances at April 30, 2005 and 2006, respectively. One such agency, the U.S. Army, accounted for 23%, 43% and 54% of the Company’s consolidated revenue for the years ended April 30, 2004, 2005 and 2006 respectively. The U.S. Army accounted for approximately 36%, 55% and 66% of UAS reportable segment sales in fiscal year 2004, 2005 and 2006 respectively. The Company performs ongoing credit evaluations of its commercial customers and maintains an allowance for potential losses.

Accounts Receivable, Unbilled Receivables and Retentions

Accounts receivable represents primarily U.S. government, and to a lesser extent commercial receivables, net of allowances for doubtful accounts. Unbilled receivables represent costs in excess of billings on incomplete contracts and, where applicable, accrued profit related to government long-term contracts on which revenue has been recognized, but for which the customer has not yet been billed. Retentions represent amounts withheld by customers until contract completion. The Company determines the allowance for doubtful accounts based on historical customer experience and other currently available evidence. When a specific account is deemed uncollectible, the account is written off against the allowance. The allowance for doubtful accounts reflects the Company’s best estimate of probable losses inherent in the accounts receivable balance; such losses have been within management’s expectations. An account is deemed past due based on contractual terms rather than on how recently payments have been received.

Inventories

Inventories are stated at the lower of cost (using the weighted average costing method) or market value. Inventory write-offs and write-down provisions are provided to cover risks arising from slow-moving items or technological obsolescence and for market prices lower than cost. The Company periodically evaluates the quantities on hand relative to current and historical selling prices and historical and projected sales volume. Based on this evaluation, provisions are made to write inventory down to its market value. The Company’s inventory reserve balance was $0.6 million,

AeroVironment, Inc.

Notes to Consolidated Financial Statements — (Continued)

$1.1 million and $0.8 million at April 30, 2004, 2005, and 2006, respectively. The increase in the inventory reserve of $0.5 million to $1.1 million at April 30, 2005 from $0.6 million at April 30, 2004 was primarily due to additional inventory reserves for the an earlier generation small UAS product line.

Long-Lived Assets

Property and equipment are carried at cost. Depreciation of property and equipment, including amortization of leasehold improvements, are provided using the straight-line method over the following estimated useful lives:

Assets held for lease	2 to 5 years
Machinery and equipment	3 years
Computer equipment and software	2 to 3 years
Furniture and fixtures	3 years
Leasehold improvements	Lesser of useful life or term of lease

Maintenance, repairs and minor renewals are charged directly to expense as incurred. Additions and betterments to property, plant and equipment are capitalized at cost. When the Company disposes of assets, the applicable costs and accumulated depreciation and amortization thereon are removed from the accounts and any resulting gain or loss is included in selling, general and administrative expense in the period incurred. Depreciation and amortization expense on property, plant and equipment was approximately $764,000, $1,053,000 and $1,999,000 for the years ended April 30, 2004, 2005 and 2006, respectively.

The Company reviews the recoverability of its long-lived assets as required by Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The estimated future cash flows are based upon, among other things, assumptions about expected future operating performance, and may differ from actual cash flows. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the assets, the assets will be written down to the estimated fair value in the period in which the determination is made. At April 30, 2005 and 2006, and during the years ended April 30, 2004, 2005 and 2006, no indicators of impairment were identified and no impairment reserve was recorded.

Product Warranty

The Company accrues an estimate of its exposure to warranty claims based upon both current and historical product sales data and warranty costs incurred. Product warranty reserves were recorded in other current liabilities.

Self-Insurance Liability

The Company is self-insured for employee medical claims, subject to individual and aggregate stop-loss policies. The Company estimates a liability for claims filed and incurred but not reported claims based upon recent claims experience and an analysis of the average period of time between the occurrence of a claim and the time it is reported to and paid by the Company. As of April 30, 2005 and 2006, the Company estimated and recorded a self insurance liability in wages and related accruals of approximately $140,000 and $238,000 respectively.

AeroVironment, Inc.

Notes to Consolidated Financial Statements — (Continued)

Income Taxes

The Company accounts for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and income tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The provision for income taxes reflects the taxes to be paid for the period and the change during the period in the deferred income tax assets and liabilities. The Company records a valuation allowance to reduce the deferred tax assets to the amount of future tax benefit that is more likely then not to be realized.

Customer Advances and Amounts in Excess of Cost Incurred

The Company receives advances, performance-based payments and progress payments from customers that may exceed costs incurred on certain contracts, including contracts with agencies of the U.S. government. These advances are classified as advances from customers and will be offset against billings.

Revenue Recognition

The substantial majority of the Company’s revenue is generated pursuant to written contractual arrangements to design, develop, manufacture and/or modify complex products, and to provide related engineering, technical and other services according to the specifications of the buyers (customers). These contracts may be fixed price or cost-reimbursable. The Company considers all contracts for treatment in accordance with Financial Accounting Standards Board Emerging Issues Task Force No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). EITF 00-21 provides for deferral to higher authoritative guidance, including American Institute of Certified Public Accountants Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (“SOP 81-1”), under which the majority of the Company’s contracts are properly accounted for. Contracts which provide for multiple deliverables to which SOP 81-1 does not apply are accounted for in accordance with the provisions of EITF No. 00-21.

EITF 00-21 addresses accounting for arrangements under which a vendor will perform multiple revenue-generating activities. Under EITF 00-21, revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables have value to the customer on a stand-alone basis; there is objective and reliable evidence of the fair value of the undelivered item(s); and, if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. The Company occasionally enters into arrangements which consist of installation and repair contracts associated with hardware sold by the Company.

Such arrangements consist of separate contractual arrangements and are divided into separate units of accounting where the delivered item has value to the customer on a stand-alone basis and there is objective and reasonable evidence of the fair value of the installation contract. Consideration is allocated among the separate units of accounting based on their relative fair values.

Product sales revenue is composed of revenue recognized on contracts for the delivery of production hardware and related activities. Contract services revenue is composed of revenue recognized on contracts for the provision of services, including repairs, training, engineering design, development, and prototyping activities.

Revenue from cost-plus-fee contracts are recognized on the basis of costs incurred during the period plus the fee earned. Revenue from fixed-price contracts are recognized on the percentage-of-

AeroVironment, Inc.

Notes to Consolidated Financial Statements — (Continued)

completion method. Contract costs include all direct material and labor costs and those indirect costs related to contract performance. Unbilled receivables represent costs incurred and related profit on contracts not yet billed to customers, and are invoiced in subsequent periods.

Product sales revenue are recognized on the percentage-of-completion method or upon transfer of title to the customer, which is generally upon shipment. Shipping and handling costs incurred are included in cost of sales.

Revenue and profits on fixed-price production contracts, where units are produced and delivered in a continuous or sequential process, are recorded as units are delivered based on their selling prices (the “units-of-delivery method”). Revenue and profits on other fixed-price contracts with significant engineering as well as production requirements are recorded based on the ratio of total actual incurred costs to date to the total estimated costs for each contract (“the cost-to-cost method”). Accounting for revenue and profits on a fixed-price contract requires the preparation of estimates of (1) the total contract revenue, (2) the total costs at completion, which is equal to the sum of the actual incurred costs to date on the contract and the estimated costs to complete the contract’s statement of work, and (3) the measurement of progress towards completion. The estimated profit or loss at completion on a contract is equal to the difference between the total estimated contract revenue and the total estimated cost at completion. Under the units-of-delivery method, sales on a fixed-price type contract are recorded as the units are delivered during the period based on their contractual selling prices. Under the cost-to-cost method, sales on a fixed-price type contract are recorded at amounts equal to the ratio of actual cumulative costs incurred divided by total estimated costs at completion, multiplied by (i) the total estimated contract revenue, less (ii) the cumulative sales recognized in prior periods. The profit recorded on a contract in any period using either the units-of-delivery method or cost-to-cost method is equal to (i) the current estimated total profit margin multiplied by the cumulative sales recognized, less (ii) the amount of cumulative profit previously recorded for the contract. In the case of a contract for which the total estimated costs exceed the total estimated revenue, a loss arises, and a provision for the entire loss is recorded in the period that it becomes evident. The unrecoverable costs on a loss contract that are expected to be incurred in future periods are recorded in the program cost.

Significant management judgments and estimates must be made and used in connection with the recognition of revenue in any accounting period. Material differences in the amount of revenue in any given period may result if these judgments or estimates prove to be incorrect or if management’s estimates change on the basis of development of the business, market conditions, or other factors. Management judgments and estimates have been applied consistently and have been reliable historically.

Stock-Based Compensation

The Company grants stock options with an exercise price equal to the fair value of the stock at the date of grant. The Company accounts for stock-based compensation plans using the intrinsic-value-based method of accounting prescribed by Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under APB No. 25, if the exercise price of the Company’s employee stock options equals or exceeds the fair value of the underlying stock at the date of grant, no compensation expense is recognized. In accordance with the provisions of SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, the Company discloses net income and basic diluted earnings per share as reported; the stock-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value based method had been applied to all awards; pro forma net income as if the fair value based method had been applied to all awards; and pro forma basic and

AeroVironment, Inc.

Notes to Consolidated Financial Statements — (Continued)

diluted earnings per share as if the fair value based method had been applied to all awards. Stock-based employee compensation cost included in the determination of net income as reported is not reported, as no compensation cost was recorded in the periods presented.

If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed by SFAS No. 148, net income would have been reduced to the pro forma amounts shown below:

	Year ended April 30
	2004	2005	2006
	(In thousands except share
	and per share data)

Pro forma:
Net income — as reported	$2,171	$14,570	$11,208
Stock based compensation, net of tax	(48)	(42)	(114)

Net income — pro forma	$2,123	$14,528	$11,094

Earnings per share data
Basic — reported	$0.19	$1.15	$0.86
Basic — pro forma	$0.18	$1.15	$0.85
Diluted — reported	$0.18	$1.05	$0.75
Diluted — pro forma	$0.18	$1.05	$0.75
Weighted average shares outstanding used in computation:
Basic	11,538,776	12,674,585	13,011,639

Diluted	12,094,178	13,847,223	14,873,651

All share information has been adjusted to reflect a 7.0378-for-one stock split which was effective January   , 2007.

The effects of applying SFAS No. 123 as amended by SFAS No. 148, for purposes of determining pro forma net income, are not likely to be representative of the effects on reported net income for future years. The fair value of each option grant is estimated on the date of grant using the minimum value option pricing model, with the following assumptions used: risk-free interest rate of 3.0%, 4.0% and 6.75% for the years ended April 30, 2004, 2005 and 2006, respectively, an expected options life of four, five and five years after vesting for the years ended April 30, 2004, 2005 and 2006, respectively, and no expected dividends.

Share Repurchases

The Company repurchases shares in accordance with various repurchase agreements which give the Company the right to repurchase shares from employees upon their separation from the Company and which specify the terms of such repurchase. These repurchase agreements, which are entered into by employees in connection with grants of options by the Company pursuant to its stock-based compensation plans, provide that the Company may repurchase shares from such employees at a price that is equal to either (i) the price paid for shares of the Company’s common stock in a substantial transaction that occurred in the last year or (ii) in the event that no such substantial transaction has occurred in the last year, at a price based upon a multiple of the Company’s pre-tax profits. This repurchase price is intended to approximate the fair market value of the repurchased shares. In the event that shares are repurchased within six months of exercise, compensation expense

AeroVironment, Inc.

Notes to Consolidated Financial Statements — (Continued)

is recorded in accordance with FASB interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation (FIN 44). The Company recognized compensation expense related to shares repurchased within six months of exercise of approximately $188,000 and $234,000 for the years ended April 30, 2005 and 2006, respectively. No expense was incurred for the year ended April 30, 2004.

The Company also repurchases shares from other shareholders at the discretion of its board of directors which are not subject to a share repurchase plan. The Company negotiates the purchase price for shares not subject to repurchase agreements. As the Company negotiates the terms of such repurchases on an arms’ length basis, it believes that the price at which it performs such repurchases also approximates fair market value. Accordingly, no compensation expense is recognized.

Repurchased shares are restored to the status of authorized but unissued shares.

Research and Development

Internally funded research and development costs (“IRAD”) sponsored by the Company relate to both U.S. government products and services and those for commercial and foreign customers. IRAD costs for the Company’s businesses that are U.S. government contractors are recoverable indirect contract costs that are allocated to the U.S. government contracts in accordance with U.S. government procurement regulations.

Customer-funded research and development costs are incurred pursuant to contracts (revenue arrangements) to perform research and development activities according to customer specifications. These costs are direct contract costs and are expensed to cost of sales when the corresponding revenue is recognized, which is generally as the research and development services are performed. Revenue from customer-funded research and development were approximately $17,339,000, $10,641,000 and $11,568,000 for the years ended April 30, 2004, 2005 and 2006, respectively. The related costs of sales for customer-funded research and development were approximately $7,086,000, $5,390,000 and $8,184,000 for the years ended April 30, 2004, 2005 and 2006, respectively.

Lease Accounting

The Company accounts for its leases under the provisions of SFAS No. 13, Accounting for Leases, and subsequent amendments, which require that leases be evaluated and classified as operating leases or capital leases for financial reporting purposes. Certain operating leases contain rent escalation clauses, which are recorded on a straight-line basis over the initial term of the lease with the difference between the rent paid and the straight-line rent recorded as a deferred rent liability. Lease incentives received from landlords are recorded as deferred rent liabilities and are amortized on a straight-line basis over the lease term as a reduction to rent expense. Deferred rent liabilities were approximately $77,000 and $408,000 as of April 30, 2005 and 2006, respectively.

Advertising Costs

Advertising costs consist of tradeshows and other marketing activities, and are expensed as incurred. Advertising expenses included in selling, general and administrative expenses were approximately $100,000, $423,000 and $266,000 for the years ended April 30, 2004, 2005 and 2006, respectively.

AeroVironment, Inc.

Notes to Consolidated Financial Statements — (Continued)

Earnings Per Share

Basic earnings per share are computed using the weighted-average number of common shares outstanding and excludes any anti-dilutive effects of options, warrants and convertible securities. The dilutive effect of potential common shares outstanding is included in diluted earnings per share.

The reconciliation of diluted to basic shares is as follows:

	Year Ended April 30
	2004	2005	2006

Denominator for basic earnings per share:
Weighted average common shares	11,538,776	12,674,585	13,011,639
Dilutive effect of employee stock options	555,402	1,172,638	1,862,012

Denominator for diluted earnings per share	12,094,178	13,847,223	14,873,651

All share information has been adjusted to reflect a 7.0378-for-one stock split which was effective January   , 2007.

During the years ended April 30, 2004, 2005 and 2006, there were no stock options that were anti-dilutive to earnings per share.

Recently Issued Accounting Standards

In June 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument within its scope as a liability. Many of these instruments were previously classified as equity. In October 2003, the FASB issued FASB Staff Position (“FSP”) SFAS 150-3, Effective Date for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Noncontrolling Interests Under SFAS 150, which defers certain provisions of Statement No. 150 as they apply to mandatorily redeemable noncontrolling interests. The deferral is expected to remain in effect while those issues are addressed in either Phase II of the FASB’s Liabilities and Equity project or Phase II of the Business Combination project. The FASB also decided to (1) preclude any “early” adoption of the deferred provisions for these noncontrolling interests during the deferral period, and (2) require the restatement of any consolidated financial statements that have been issued where these provisions of Statement No. 150 were applied to mandatorily redeemable noncontrolling interests. The Company does not believe that the impact of the adoption will have a material impact on the Company’s financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”). SFAS 123R requires that compensation expense relating to share-based payment transactions be recognized in financial statements at estimated fair value. The scope of SFAS 123R includes a wide range of share-based compensation arrangements, including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. This standard replaces SFAS 123 and supersedes APB 25. The Company has historically utilized the minimum value method in determining the volatility factors utilized in its fair value estimates as a non-public entity. SFAS 123R does not provide for the use of the minimum value method. If the Company is unable to accurately estimate its expected volatility based on the Company’s share price, it may measure awards based on “calculated value” (which substitutes the volatility of an appropriate index for the volatility of the entity’s own share price). The Company plans to adopt SFAS 123R on

AeroVironment, Inc.

Notes to Consolidated Financial Statements — (Continued)

the prospective basis as of May 1, 2006. Since the Company used the minimum value method of measuring stock options for pro forma disclosure purposes under SFAS 123, implementation of SFAS 123R applies prospectively to new awards after May 1, 2006. Share-based benefits will be valued at fair value using the Black-Scholes option pricing model. The fair value will be expensed over the vesting period. The adoption of SFAS 123R will result in the recording of non-cash compensation expense for options granted on or after May 1, 2006. If the Company issues options, it may have a material effect on the Company’s results of operations.

In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 107, Share-Based Payment (“SAB 107”). SAB 107 provides guidance to assist registrants in the initial implementation of SFAS 123R. SAB 107 includes, but is not limited to, interpretive guidance related to share-based payment transactions with non-employees, valuation methods and underlying expected volatility and expected term assumptions, the classification of compensation expense and accounting for the income tax effects of share-based arrangements upon adopting SFAS 123R.

In May 2005, the FASB issued SFAS No. 154 (“SFAS 154”), Accounting Changes and Error Corrections, which requires retrospective application of all voluntary changes in accounting principles to all periods presented, rather than using a cumulative catch-up adjustment as currently required for most accounting changes under APB Opinion 20, Accounting Changes. SFAS 154 replaces APB Opinion No. 20 and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and will be effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 is not expected to have any impact on the Company’s financial position or results of operations or cash flows.

In June 2005, the FASB approved Emerging Issues Task Force (“EITF”) Issue No. 05-06, Determining the Amortization Period for Leasehold Improvements (“EITF 05-06”). EITF 05-06 provides guidance on determining the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception. The guidance requires that leasehold improvements acquired in a business combination or purchased subsequent to the inception of a lease be amortized over the lesser of the useful life of the assets or a term that includes renewals that are reasonably assured at the date of the business combination or purchase. The guidance is effective for periods beginning after June 29, 2005. EITF 05-06 is not expected to have any impact on the Company’s financial position, results of operations or cash flows.

2.  Inventories, net

Inventories consist of the following:

	April 30
	2005	2006
	(In thousands)

Raw materials	$3,568	$4,750
Work in process	5,404	2,413
Finished goods	3,665	5,103

	12,637	12,266
Reserve for inventory obsolescence	(1,132)	(813)

Inventories, net	$11,505	$11,453

AeroVironment, Inc.

Notes to Consolidated Financial Statements — (Continued)

3.	Property and Equipment, net

Property and equipment consist of the following:

	April 30
	2005	2006
	(In thousands)

Assets held for lease	$699	$998
Leasehold improvements	1,335	1,556
Machinery and equipment	3,467	5,163
Furniture and fixtures	1,086	1,347
Computer equipment and software	2,693	5,387
Construction in process	2,127	560

	11,407	15,011
Less accumulated depreciation and amortization	(7,232)	(8,913)

Property and equipment, net	$4,175	$6,098

4.	Warranty Reserves

Warranty reserves consist of the following:

	April 30
	2005	2006
	(In thousands)

Beginning balance	$160	$282
Warranty expense	315	589
Warranty costs incurred	(193)	(527)

Ending balance	$282	$344

5.	Bank Borrowings

The Company has a working capital line of credit with a bank, amended on June 16, 2005, which increased the borrowing limit from $10,000,000 to $16,500,000. Borrowings bear interest at the bank’s prime commercial lending rate, which was 5.75% and 7.75% as of April 30, 2005 and 2006, respectively. The line of credit is secured by substantially all of the Company’s assets. Payment of amounts outstanding is made at the Company’s discretion. The line of credit is secured by substantially all of the Company’s assets. All principal plus accrued interest is due August 31, 2007. The Company had no outstanding balance on the line of credit as of April 30, 2006.

Under the same credit agreement, the Company had a term loan dated March 31, 2004, payable over 36 months. Borrowings bear interest at the bank’s prime commercial lending rate, which was 4.00%, 5.75% and 7.75% at April 30, 2004, 2005 and 2006, respectively. There were $1,000,000 in borrowings outstanding under this term loan as of April 30, 2005. All principal plus accrued interest were repaid in the year ended April 30, 2006.

Under the same credit agreement, the Company had a term loan dated March 31, 2005, payable over 36 months. Borrowings bear interest at the bank’s prime commercial lending rate, which was 5.75% and 7.75% at April 30, 2005 and 2006, respectively. There were $1,500,000 in borrowings

AeroVironment, Inc.

Notes to Consolidated Financial Statements — (Continued)

outstanding under this term loan as of April 30, 2005. All principal plus accrued interest were repaid in the year ended April 30, 2006.

Interest expense was approximately $90,000, $110,000 and $127,000 for the years ended April 30, 2004, 2005 and 2006, respectively.

The credit agreement contains certain financial covenants and conditions which require, among other things, that the Company maintain certain tangible net worth and cash flow ratios. The Company was in compliance with these covenants as of April 30, 2005 and 2006.

6.	Employee Savings Plan

The Company has an employee 401(k) savings plan covering all eligible employees. The Company expensed approximately $673,000, $724,000 and $918,000 in contributions to the plan for the years ended April 30, 2004, 2005 and 2006, respectively. Annual contributions are at the discretion of management.

7.	Supplemental Executive Retirement Plan

On May 19, 2005, the Company implemented a Supplemental Executive Retirement Plan (“SERP”), which is a non-qualified executive benefit plan in which the Company agrees to pay the Chairman of the Board (“Chairman”) additional benefits at retirement. The SERP is an unfunded plan, which means there are no specific assets set aside by the Company. The Chairman has no rights under the agreement beyond those of a general creditor of the Company. During the year ended April 30, 2006, the Company recognized approximately $2,209,000 of expense charged to operations and recorded such expense as a long-term liability in connection with this plan. The SERP was fully vested on May 19, 2006, the first anniversary of the Chairman’s participation. On the occurrence of a liquidity event as defined by the SERP, including but not limited to a successful initial public offering of equity securities, all remaining benefits to be paid under the plan are forfeited.

The unfunded liability was estimated using the following assumptions: an annual Consumer Price Index increase of 5% for the expected benefit period based on U.S. mortality statistics, and a discount rate of 7.75%.

Benefits are payable under the SERP as follows:

Year ending
April 30
(In thousands)

2007	$200
2008	210
2009	221
2010	232
2011	243
Thereafter	2,814

$3,920

8.	Stock Based Compensation

The Company has an Equity Incentive Plan (the “2002 Plan”) for officers, directors and key employees. Under the 2002 Plan, incentive stock options or nonqualified stock options may be

AeroVironment, Inc.

Notes to Consolidated Financial Statements — (Continued)

granted, as determined by the administrator at the time of grant. Stock purchase rights may also be granted under the 2002 Plan. The maximum number of options which may be granted under the 2002 Plan is equal to 50% of the Company’s total shares outstanding, less options outstanding under plans other than the 2002 Plan, but not to exceed 3,518,900. At April 30, 2006, 1,743,263 options were available for grant under the 2002 Plan. Options under the 2002 Plan are granted at their fair market value (as determined by the board of directors). The options become exercisable at various times over a five-year period from the grant date.

The Company has a 1992 nonqualified stock option plan (the “1992 Plan”) for certain officers and key employees. Options under the 1992 Plan were granted at their fair market value (as determined by the board of directors) at the date of grant and became exercisable at various times over a five-year period from the grant date. The 1992 Plan expired in August 2002.

The Company has a 1994 nonqualified stock option plan (the “1994 Directors’ Plan”) for the directors of the Company. Options under the 1994 Directors’ Plan were granted at their fair market value (as determined by the board of directors) at the date of grant and became exercisable on the date of grant. The 1994 Directors’ Plan expired in June 2004.

Stock purchased through exercise of options under the 1992 Plan, the 1994 Directors’ Plan and the 2002 Plan are subject to various repurchase agreements which give the Company the right to repurchase shares from employees upon separation from the Company and specify the terms of such repurchase. The Company is not obligated to repurchase such shares.

AeroVironment, Inc.

Notes to Consolidated Financial Statements — (Continued)

Information related to the stock option plans at April 30, 2004, 2005 and 2006, and for the years then ended is as follows:

	2002 Plan		1994 Directors’ Plan		1992 Plan
		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at May 1, 2003	893,801	0.65	1,478,923	0.51	2,984,027	0.53
Options granted	49,265	0.64	—	—	—	—
Options exercised	—	—	(105,567)	0.50	—	—
Options canceled	—	—	(35,189)	0.37	(28,151)	0.59

Outstanding at April 30, 2004	943,066	0.65	1,338,167	0.51	2,955,876	0.53
Options granted	429,306	0.78	—	—	—	—
Options exercised(1)	(74,601)	0.68	(1,267,789)	0.51	(466,606)	0.41
Options canceled	(7,038)	0.64	—	—	(12,668)	0.59

Outstanding at April 30, 2005	1,290,733	0.69	70,378	0.59	2,476,602	0.55
Options granted	443,381	2.13	—	—	—	—
Options exercised(1)	(64,396)	0.67	—	—	(427,898)	0.54
Options canceled	(33,078)	0.78	—	—	—	—

Outstanding at April 30, 2006	1,636,640	1.08	70,378	0.59	2,048,704	0.56

Options exercisable at April 30, 2004	223,802	0.65	1,338,167	0.51	2,687,032	0.52
Options exercisable at April 30, 2005	323,739	0.65	70,378	0.59	2,371,035	0.55
Options exercisable at April 30, 2006	519,038	0.67	70,378	0.59	2,048,704	0.56

(1)	Options exercised as presented in the table above include same day repurchase transactions which have no impact on share amounts and are therefore excluded from stock options exercised in the Consolidated Statements of Shareholders’ Equity.

The Company granted 443,381 options on October 20, 2005 at an exercise price of $2.13, which was equal to the fair value. The fair value was determined by two recent substantial sales, each of 175,945 shares of the Company’s common stock at a price of $2.13 per share, the first on September 1, 2005 by the Company’s independent director, Murray Gell-Mann, to another of its independent directors, Arnold L. Fishman, and the second on October 5, 2005 by Dr. Gell-Mann to the Whiting Family Partnership, a family limited partnership of which Timothy E. Conver, the Company’s Chief Executive Officer, is a limited partner.

The weighted-average remaining contractual life of the outstanding options under the 2002 Plan, the 1992 Plan and 1994 Directors’ Plan is 5.61 years at April 30, 2006.

All share information has been adjusted to reflect a 7.0378-for-one stock split which was effective January   , 2007.

AeroVironment, Inc.

Notes to Consolidated Financial Statements — (Continued)

The following tabulation summarizes certain information concerning outstanding and exercisable options at April 30, 2006:

	Options Outstanding
		Weighted
		Average		Options Exercisable
		Remaining	Weighted		Weighted
Range of	As of	Contractual	Average	As of	Average
Exercise	April 30,	Life In	Exercise	April 30,	Exercise
Prices	2006	Years	Price	2006	Price

$0.37	344,852	7.15	$0.37	344,852	$0.37
$0.59	1,774,229	5.41	$0.59	1,774,229	$0.59
$0.59-$0.78	1,193,259	7.05	$0.69	519,038	$0.67
$2.13	443,381	9.47	$2.13	—	—

$0.37-$2.13	3,755,722	6.57	$0.79	2,638,119	$0.58

Subsequent to April 30, 2006 and through July 1, 2006, various employees exercised approximately 301,922 shares of the Company’s stock.

All share information has been adjusted to reflect a 7.0378-for-one stock split which was effective January   , 2007.

9.	Income Taxes

A reconciliation of income tax expense computed using the U.S. federal statutory rates to actual income tax expense is as follows:

	Year Ended April 30
	2004	2005	2006

U.S. federal statutory income tax rate	34.0%	35.0%	35.0%
State and local income taxes, net of federal benefit	5.2	5.7	5.5
R&D credit	(11.0)	(14.1)	(11.8)
Other	0.1	0.6	1.4

Effective Income Tax Rate	28.3%	27.2%	30.2%

The components of the provision for income taxes are as follows:

	Year ended April 30
	2004	2005	2006
	(In thousands)

Current:
Federal	$407	$5,724	$5,375
State	267	478	931

	674	6,202	6,306
Deferred:
Federal	212	(209)	979
State	(27)	(626)	476

	185	(835)	(1,455)
Change in valuation allowance	—	88	(2)

Total income tax expense	$859	$5,455	$4,849

AeroVironment, Inc.

Notes to Consolidated Financial Statements — (Continued)

Significant components of the Company’s deferred income tax assets are as follows:

	April 30
	2005	2006
	(In thousands)

Deferred income tax assets:
Book over tax depreciation	$196	$411
Accrued expenses	600	1,672
Exercise of nonqualified stock options	76	171
Allowances, reserves, and other	534	391
Research and development credit carryforwards	451	663
Net operating loss and other	203	207

	2,060	3,515
Less: valuation allowance	(203)	(201)

Total deferred income tax assets	$1,857	$3,314

The Company’s California net operating loss carryforwards of approximately $77,000 expire in 2007 and 2008. The research and development credits of approximately $1,999,000 and the other carryforwards are indefinite and therefore do not expire.

The Company has established a valuation allowance against its California capital loss carryforward and solar credit net deferred tax assets, as it is unlikely that such assets will be fully utilized.

10.	Related Party Transactions

In June 2004, the Company provided a loan to our Chief Executive Officer (“CEO”), in the amount of approximately $599,000 to facilitate the exercise of certain stock options held by the CEO. The proceeds of the loan were used to exercise 833,627 options granted in May 1998 under the 1994 Directors’ Plan with a strike price of $0.50, and 49,265 options granted in October 2002 under the 2002 Plan with a strike price of $0.70, including related income tax withholding. The options were granted at or above fair market value, as determined by the board of directors. Both the strike price and number of options were known at the date of grant, and no changes were subsequently made to any of the options; therefore, variable accounting is not required. The note was a full-recourse note which bore interest at 4.25%. The note was secured by a pledge of stock other than that being purchased through the proceeds of the note. All principal plus accrued interest were due August 31, 2007 or on the day immediately prior to the Company’s filing of a registration statement with the SEC pursuant to the Securities Act of 1933, as amended. The principal balance plus accrued interest were repaid in April 2005.

On July 29, 2004, the Company entered into a voting agreement with certain of its stockholders, including the P. and J. MacCready Living Trust (Restated), of which Dr. Paul B. MacCready, the Chairman of the Company’s Board of Directors, is the trustee, and the Whiting Family Limited Partnership, of which the Company’s Chief Executive Officer, Timothy E. Conver, is a limited partner. Pursuant to this agreement, the stockholders named above agreed to vote their shares of the Company’s common stock as directed by the Whiting Family Limited Partnership. This agreement terminates automatically in the event of a public offering of equity.

Pursuant to a consulting agreement, the Company paid a board member approximately $34,000, $242,000 and $258,000 during the years ended April 30, 2004, 2005 and 2006, respectively, for consulting services independent of his board service. The agreement stipulates the payment of approximately $16,000 plus expenses per month, in exchange for consulting services.

AeroVironment, Inc.

Notes to Consolidated Financial Statements — (Continued)

During the year ended April 30, 2006, the Company employed the services of Summit Selling Systems, Inc. (“Summit”), and accordingly paid Summit approximately $35,000. One of the Company’s board members has a beneficial interest in Summit.

As of April 30, 2005 and 2006, the Company’s directors, executive officers and their affiliates collectively owned approximately 77% of the Company’s total outstanding shares of common stock. Accordingly, the Company’s directors and executive officers, as a group, control the vote on all matters requiring stockholder approval, including the election of directors.

11.	Commitments and Contingencies

Commitments

The Company’s operations are conducted in leased facilities. Following is a summary of non-cancelable operating lease commitments:

Year ending
April 30
(In thousands)

2007	$1,477
2008	1,231
2009	1,259
2010	883
2011	272

$5,122

Rental expense under operating leases was approximately $1,057,000, $1,428,000 and $1,723,000 for the years ended April 30, 2004, 2005 and 2006, respectively.

Contingencies

The Company is subject to legal proceedings and claims which arise out of the ordinary course of its business. Although occasional adverse decisions or settlements may occur, the Company, in consultation with legal counsel, believes that the final disposition of such matters will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Contract Cost Audits

Payments to the Company on government cost reimbursable contracts are based on provisional, or estimated indirect rates, which are subject to an annual audit by the Defense Contract Audit Agency (“DCAA”). The cost audits result in the negotiation and determination of the final indirect cost rates that the Company may use for the period(s) audited. The final rates, if different from the provisional rates, may create an additional receivable or liability for the Company. The Company’s revenue recognition policy calls for revenue recognized on all cost reimbursable government contracts to be recorded at actual rates unless collectibility is not reasonably assured.

12.	Segment Data

The Company’s product segments are as follows:

•	Unmanned Aircraft Systems (“UAS”) — The UAS segment consists primarily of the design and manufacture of small unmanned aircraft systems solutions.

AeroVironment, Inc.

Notes to Consolidated Financial Statements — (Continued)

•	PosiCharge Fast Charge Systems (“PosiCharge”) — The PosiCharge segment supplies fast charge systems for users of electric industrial vehicle batteries.

•	Energy Technology Center — The Energy Technology Center segment consists of energy development projects and power processing test equipment product sales.

The accounting policies of the segments are the same as those described in Note 1, “Summary of Significant Accounting Policies.” Because the products they design and sell generally define the operating segments, they do not make sales to each other. Depreciation and amortization related to the manufacturing of goods is included in gross margin for the segments. The Company does not discretely allocate assets to its operating segments, nor does the CODM evaluate operating segments using discrete asset information. Consequently, the Company operates its financial systems as a single segment for accounting and control purposes, maintains a single indirect rate structure across all segments, has no inter-segment sales or corporate elimination transactions, and maintains only limited financial statement information by segment.

The segment results are as follows:

	Year Ended April 30
	2004	2005	2006
	(In thousands)

Revenue
UAS	$30,372	$82,249	$111,104
PosiCharge	9,111	15,642	19,928
Energy Technology Center	8,197	7,264	8,325

Total	47,680	105,155	139,357
Gross margin
UAS	10,161	37,235	44,558
PosiCharge	3,524	5,846	8,062
Energy Technology Center	873	3,525	4,139

Total	14,558	46,606	56,759

Research and development	1,715	9,799	16,098
Selling, general and administrative	9,725	16,733	24,810

Income from operations	3,118	20,074	15,851
Interest income	2	61	333
Interest expense	(90)	(110)	(127)

Income before income taxes	$3,030	$20,025	$16,057

Geographic Information

Sales to non-U.S. customers accounted for 8.4%, 4.5% and 1.5% of revenue for the fiscal years ended April 30, 2004, 2005 and 2006, respectively.

13.	Quarterly Results of Operations (Unaudited)

The following table presents selected unaudited consolidated financial data for each of the eight quarters in the two-year period ended April 30, 2006. In the Company’s opinion, this unaudited information has been prepared on the same basis as the audited information and includes all

AeroVironment, Inc.

Notes to Consolidated Financial Statements — (Continued)

adjustments (consisting of only normal recurring adjustments) necessary for a fair statement of the financial information for the period presented.

	Three Months Ended
	July 31,	October 30,	January 29,	April 30,
	2004	2004	2005	2005
	(In thousands except per share data)

Year ended April 30, 2005
Revenue	$18,305	$27,951	$26,212	$32,687
Gross margin	$6,035	$11,122	$11,485	$17,964
Net income	$1,018	$4,211	$3,651	$5,690
Net income per share — Basic(1)	$0.09	$0.33	$0.28	$0.44
Net income per share — Diluted(1)	$0.08	$0.31	$0.27	$0.40

	Three Months Ended
	July 30,	October 29,	January 28,	April 30,
	2005	2005	2006	2006
	(In thousands except per share data)

Year ended April 30, 2006
Revenue	$30,751	$42,550	$35,468	$30,588
Gross margin	$11,156	$17,661	$15,528	$12,414
Net income (loss)	$1,293	$6,054	$4,393	$(532)
Net income (loss) per share — Basic	$0.10	$0.47	$0.34	$(0.04)
Net income (loss) per share — Diluted	$0.09	$0.41	$0.30	$(0.04)

All share and per share information has been adjusted to reflect a 7.0378-for-one stock split which was effective January   , 2007.

(1)	Earnings per share is computed independently for each of the quarters presented. The sum of the quarterly earnings per share in fiscal 2005 and 2006 does not equal the total earnings per share computed for the year due to rounding.

14.	Subsequent Events (unaudited)

On November 15, 2006, the Company’s board of directors approved and recommended to the stockholders a merger to effect the reincorporation of the Company in Delaware. This merger, which was consummated on December 6, 2006, was approved by the stockholders on November 16, 2006. Subsequent to the merger, on January   , 2007, the Company’s board of directors approved a 7.0378-to-one stock split, which was effected on January   , 2007. All share and per share information has been adjusted to reflect the stock split.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

		Additions
	Balance at	Charged to	Charged to		Balance at
	Beginning	Costs and	Other		End of
Description	of Period	Expenses	Accounts	Deductions	Period

Allowance for doubtful accounts for the year ended April 30:
2004	$32	$153	$36	$(186)	$35
2005	$35	$159	$—	$(106)	$88
2006	$88	$6	$—	$(8)	$86
Warranty reserve for the year ended April 30:
2004	$160	$236	$—	$(236)	$160
2005	$160	$315	$—	$(193)	$282
2006	$282	$589	$—	$(527)	$344
Reserve for inventory excess and obsolescence for the year ended April 30:
2004	$364	$913	$517	$(1,201)	$593
2005	$593	$2,355	$1,537	$(3,353)	$1,132
2006	$1,132	$—	$505	$(824)	$813

AeroVironment, Inc.

Unaudited Condensed Consolidated Balance Sheets
(In thousands except share data)

	April 30,	October 28,
	2006	2006
		(Unaudited)

Assets
Current assets:
Cash and cash equivalents	$15,388	$13,178
Restricted cash	1,532	389
Accounts receivable, net of allowance for doubtful accounts of $86 at April 30, 2006 and $162 at October 28, 2006	21,582	22,176
Unbilled receivables and retentions	4,843	7,601
Inventories, net	11,453	9,007
Deferred income taxes	1,261	1,261
Prepaid expenses and other current assets	621	2,064

Total current assets	56,680	55,676
Property and equipment, net	6,098	6,027
Deferred income taxes	2,053	2,053
Other assets	119	119

Total assets	$64,950	$63,875

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$8,521	$7,333
Wages and related accruals	8,450	6,463
Customer advances	9,031	1,388
Other accrued liabilities	2,028	5,101

Total current liabilities	28,030	20,285
Deferred rent	408	397
Long-term retirement costs	2,209	2,209
Commitments and contingencies
Shareholders’ equity:
Common stock, no par value:
Authorized shares — 25,000,000
Issued and outstanding shares — 13,283,770 at April 30, 2006 and 13,620,177 at October 28, 2006	2,211	2,633
Retained earnings	32,092	38,351

Total shareholders’ equity	34,303	40,984

Total liabilities and shareholders’ equity	$64,950	$63,875

All share information, except for authorized shares, has been adjusted to reflect a 7.0378-for-one stock split which was effective January   , 2007.

See accompanying notes to unaudited condensed consolidated financial statements.

AeroVironment, Inc.

Unaudited Condensed Consolidated Statements of Income
(In thousands except share and per share data)

	Six months ended
	October 29,	October 28,
	2005	2006

Revenue:
Product sales	$60,673	$54,812
Contract services	12,628	21,934

	73,301	76,746
Cost of sales:
Product sales	35,853	32,550
Contract services	8,631	14,440

	44,484	46,990

Gross margin	28,817	29,756
Research and development	7,081	7,021
Selling, general and administrative	11,250	12,867

Income from operations	10,486	9,868
Other income (expense)
Interest income	63	353
Interest expense	(59)	(6)

Income before income taxes	10,490	10,215
Provision for income taxes	3,143	3,956

Net income	$7,347	$6,259

Earnings per share data:
Net income
Basic	$0.57	$0.46

Diluted	$0.49	$0.40

Weighted average shares outstanding:
Basic	12,937,862	13,620,177

Diluted	14,865,776	15,584,174

All share information has been adjusted to reflect a 7.0378-for-one stock split which was effective January   , 2007.

See accompanying notes to unaudited condensed consolidated financial statements.

AeroVironment, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands)

	Six months ended
	October 29,	October 28,
	2005	2006

Operating activities
Net income	$7,347	$6,259
Adjustments to reconcile net income to net cash and cash equivalents provided by (used in) operating activities:
Depreciation and amortization	1,021	1,349
Long-term retirement costs	1,118	—
Provision for doubtful accounts	—	76
Deferred income taxes	—	—
Stock-based compensation	—	8
Tax benefit from grant of stock options	—	210
Loss (gain) on disposition of property and equipment	185	(4)
Changes in operating assets and liabilities:
Accounts receivable	6,288	(670)
Unbilled Receivables and retentions	(7,924)	(2,758)
Inventories	6,262	2,446
Other assets	884	(1,443)
Accounts payable	(1,663)	(1,188)
Customer advances	(8,190)	(7,643)
Other liabilities	2,430	1,075

Net cash and cash equivalents provided by (used in) operating activities	7,758	(2,283)

Investing activities
Acquisition of property and equipment	(1,803)	(1,289)
Proceeds from sale of property and equipment	—	15

Net cash and cash equivalents used in investing activities	(1,803)	(1,274)

Financing activities
Transfer from restricted cash	—	1,143
Repayments of line of credit	—	(6,232)
Proceeds from line of credit	—	6,232
Payment of long-term debt	(500)	—
Exercise of stock options	—	204
Repurchase of common stock	—	0

Net cash (used in) provided by financing activities	(500)	1,347

Net increase (decrease) in cash and cash equivalents	5,455	(2,210)
Cash and cash equivalents at beginning of year	10,060	15,388

Cash and cash equivalents at end of period	$15,515	$13,178

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest	$70	$6
Income taxes	$777	$763

See accompanying notes to unaudited condensed consolidated financial statements.

AeroVironment, Inc.

Unaudited Notes to Condensed Consolidated Financial Statements

1.	Organization and Significant Accounting Policies

Organization

AeroVironment, Inc., a Delaware corporation, is engaged in design, development and production of unmanned aircraft systems and energy technologies for various industries and governmental agencies.

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with the instructions of Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation with respect to the interim financial statements have been included. The results of operations for the six months ended October 28, 2006 are not necessarily indicative of the results for the full year ending April 30, 2007. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended April 30, 2006, included herein.

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of AeroVironment, Inc. and its wholly-owned subsidiaries: AV S.r.l., Skytower, LLC, Skytower Inc., AILC, Inc. and Regenerative Fuel Cell Systems, LLC (collectively referred to herein as the “Company”). AV S.r.l. was created during the year ended April 30, 2006, to enable customer support efforts in Italy and future business development in Europe; no sales were recorded in the year ended April 30, 2006. Skytower, LLC, Skytower Inc., AILC, Inc. and Regenerative Fuel Cell Systems, LLC had no operations during the six months ended October 29, 2005 and October 28, 2006. All intercompany balances and transactions have been eliminated in consolidation.

Segments

The Company’s products are sold and divided among three reportable segments as defined by Statement of Financial Accounting Standards (“SFAS”) No. 131, Disclosures about Segments of an Enterprise and Related Information to reflect the Company’s strategic goals. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker (“CODM”), in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Chief Executive Officer who reviews the revenue and gross margin results for each of these segments in making decisions about allocating resources, including the focus of research and development activities, and assessing performance. The Company’s reportable segments are business units that offer different products and services and are managed separately.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions, including estimates of anticipated contract costs and revenue utilized in the revenue recognition process, that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

AeroVironment, Inc.

Unaudited Notes to Condensed Consolidated Financial Statements — (Continued)

Stock-Based Compensation

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”). SFAS 123R requires that compensation expense relating to share-based payment transactions be recognized in financial statements at estimated fair value. The scope of SFAS 123R includes a wide range of share-based compensation arrangements, including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. This standard replaces SFAS 123 and supersedes APB 25. The Company has historically used the minimum value method in determining the volatility factors utilized in its fair value estimates as a non-public entity. SFAS 123R does not provide for the use of the minimum value method. If the Company is unable to accurately estimate its expected volatility based on the Company’s share price, it may measure awards based on “calculated value” (which substitutes the volatility of an appropriate index for the volatility of the entity’s own share price). Share-based benefits are valued at fair value using the Black-Scholes option pricing model. The fair value is expensed over the vesting period. The adoption of SFAS 123R results in the recording of non-cash compensation expense for options granted on or after May 1, 2006.

The Company adopted SFAS 123R effective May 1, 2006. Because the Company historically used the minimum value method of measuring stock options, implementation of SFAS 123R applies prospectively to new awards after adoption. No expense is recognized for options granted prior to adoption. For the six months ended October 28, 2006, the Company recorded share-based compensation expense for options that vested of approximately $8,000.

If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed by SFAS No. 148, net income would have been reduced to the pro forma amounts shown below:

Six months ended
October 29,
2005
(In thousands except
share and per
share data)

Pro forma:
Net income — as reported	$7,347
Stock based compensation not included in net income as reported	(29)

Net income — pro forma	$7,318

Earnings per share data
Basic — reported	$0.57
Basic — pro forma	$0.57
Diluted — reported	$0.49
Diluted — pro forma	$0.49
Weighted average shares outstanding used in computation:
Basic	12,937,862

Diluted	14,865,776

All share information has been adjusted to reflect 7.0378-for-one split which was effective January   , 2007.

AeroVironment, Inc.

Unaudited Notes to Condensed Consolidated Financial Statements — (Continued)

Proforma disclosure for the six months ended October 28, 2006 is not presented because the amounts are recognized in the consolidated financial statements.

The effects of applying SFAS No. 123 as amended by SFAS No. 148, for purposes of determining pro forma net income, are not likely to be representative of the effects on reported net income for future years. The fair value of each option grant is estimated on the date of grant using the minimum value option pricing model, with the following assumptions used: risk-free interest rate of 6.75% for the six months ended October 28, 2005, an expected options life of 5 years after vesting, and no expected dividends.

Recently Issued Accounting Standards

In November 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position No. FAS 123R-3 (“FSP 123R-3”), Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards. FSP 123R-3 provides an elective alternative transition method for calculating the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of FAS 123R. Companies may take up to one year from the effective date of FSP 123R-3 to evaluate the available transition alternatives and make a one-time election as to which method to adopt. The Company is currently in the process of evaluating the alternative methods.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This accounting standard will be effective for the Company beginning May 1, 2007. The Company is currently assessing the provisions of FIN 48.

2.	Inventories, net

Inventories are stated at the lower of cost (using the weighted average costing method) or market value. Inventory write-offs and write-down provisions are provided to cover risks arising from slow-moving items or technological obsolescence and for market prices lower than cost. The Company periodically evaluates the quantities on hand relative to current and historical selling prices and historical and projected sales volume. Based on this evaluation, provisions are made to write inventory down to its market value.

Inventories consist of the following:

	April 30,	October 28,
	2006	2006
	(In thousands)

Raw materials	$4,750	$4,986
Work in process	2,413	1,280
Finished goods	5,103	3,632

	12,266	9,898
Reserve for inventory obsolescence	(813)	(891)

Inventories, net	$11,453	$9,007

AeroVironment, Inc.

Unaudited Notes to Condensed Consolidated Financial Statements — (Continued)

3.	Bank Borrowings

The Company has a working capital line of credit with a bank, amended on June 16, 2005, which increased the borrowing limit from $10,000,000 to $16,500,000. Borrowings bear interest at the bank’s prime commercial lending rate, which was 7.75% and 8.25% as of April 30, 2006 and October 28, 2006, respectively. The line of credit is secured by substantially all of the Company’s assets. Payment of amounts outstanding is made at the Company’s discretion. All principal plus accrued interest is due August 31, 2007. The Company had no outstanding balance on the line of credit as of April 30, 2006 and October 28, 2006.

Interest expense was approximately $59,000 and $6,000 for the six months ended October 29, 2005 and October 28, 2006, respectively.

The credit agreement contains certain financial covenants and conditions which require, among other things, that the Company maintain certain tangible net worth and cash flow ratios. The credit agreement also restricts the Company from paying any dividends to stockholders. The Company was in compliance with these covenants as of April 30, 2006 and October 28, 2006.

4.	Earnings Per Share

The reconciliation of diluted to basic shares is as follows:

	Six Months Ended
	October 29,	October 28,
	2005	2006

Denominator for basic earnings per share:
Weighted average common shares	12,937,862	13,620,177
Dilutive effect of employee stock options	1,927,914	1,963,997

Denominator for diluted earnings per share	14,865,776	15,584,174

During the six months ended October 29, 2005 and October 28, 2006, there were no stock options that were anti-dilutive to earnings per share.

All share information has been adjusted to reflect a 7.0378-for-one stock split which was effective January   , 2007.

5.	Stock Based Compensation

The Company adopted SFAS 123R effective May 1, 2006.  Because the Company historically used the minimum value method of measuring stock options, implementation of SFAS 123R applies prospectively to new awards after adoption. No expense is recognized for options granted prior to adoption. For the six months ended October 28, 2006, the Company recorded share-based compensation expense for options that vested of approximately $8,000.

The Company has an Equity Incentive Plan (the 2002 Plan) for officers, directors and key employees. Under the 2002 Plan, incentive stock options or nonqualified stock options may be granted, as determined by the administrator at the time of grant. Stock purchase rights may also be granted under the 2002 Plan. The maximum number of options which may be granted under the 2002 Plan is equal to 50% of the Company’s total shares outstanding, less options outstanding under plans other than the 2002 Plan, but not to exceed 3,518,900. At October 28, 2006, 1,640,511 options were available for grant under the 2002 Plan. Options under the 2002 Plan are granted at their fair market value. The options become exercisable at various times over a five-year period from the grant date.

AeroVironment, Inc.

Unaudited Notes to Condensed Consolidated Financial Statements — (Continued)

The fair value of stock options granted was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Six Months Ended
October 28, 2006

Expected term (in years)	6.5
Expected volatility	22.41%
Risk-free interest rate	4.56%
Expected dividend	—
Weighted average fair value at grant date	$4.10

The expected term of stock options represents the weighted average period the Company expects the stock options to remain outstanding, using a midpoint model based on the Company’s historical exercise and post-vesting cancellation experience and the remaining contractual life of its outstanding options.

The expected volatility is based on peer group volatility in the absence of historical market data for the Company’s stock, as permitted under FAS 123R. The peer group volatility was derived based on historical volatility of a comparable peer group index consisting of companies operating in a similar industry.

The risk free interest rate is based on the implied yield on a U.S. Treasury zero-coupon bond with a remaining term that approximates the expected term of the option.

The expected dividend yield of zero reflects that the Company has not paid any cash dividends since inception and does not anticipate paying cash dividends in the foreseeable future.

Information related to the stock option plans at October 28, 2006 and for the six months then ended is as follows:

	2002 Plan		1994 Directors’ Plan		1992 Plan
		Weighted		Weighted-		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at April 30, 2006	1,636,640	$1.08	70,378	$0.59	2,048,704	$0.56
Options granted	—	—	—	—	—	—
Options exercised	(201,281)	0.68	(35,189)	0.59	(99,937)	0.59
Options canceled	(6,334)	1.53	—	—	—	—

Outstanding at July 29, 2006	1,429,025	1.14	35,189	0.59	1,948,767	0.55

Options granted	123,162	11.79	—	—	—	—
Options exercised	—	—	—	—	(7,038)	0.59
Options canceled	(14,076)	6.21	—	—	—	—

Outstanding at October 28, 2006	1,538,111	$1.94	35,189	$0.59	1,941,729	$0.55

Options exercisable at October 28, 2006	642,199	$0.88	35,189	$0.59	1,941,729	$0.55

All share information has been adjusted to reflect a 7.0378-for-one stock split which was effective January   , 2007.

On September 22, 2006, the Company issued options to purchase 123,162 shares of its common stock at an exercise price of $11.79 per share. The Company engaged an independent valuation firm

AeroVironment, Inc.

Unaudited Notes to Condensed Consolidated Financial Statements — (Continued)

to perform a valuation of the Company, which assessed the fair value of the Company at $11.79 per share as of September 19, 2006. The valuation was based upon a discounted cash flow analysis and an analysis of comparable public companies.

The following tabulation summarizes certain information concerning outstanding and exercisable options at October 28, 2006:

	Options Outstanding
		Weighted
		Average		Options Exercisable
		Remaining	Weighted		Weighted
Range of	As of	Contractual	Average	As of	Average
Exercise	October 28,	Life In	Exercise	October 28,	Exercise
Prices	2006	Years	Price	2006	Price

$0.37	344,852	6.66	$0.37	344,852	$0.37
$0.59	1,632,065	5.39	$0.59	1,632,065	$0.59
$0.64-$0.78	982,125	6.64	$0.70	554,227	$0.68
$2.13	439,863	8.98	$2.13	87,973	$2.13
$11.79	116,124	9.90	$11.79	—	$—

$0.37-$11.79	3,515,029	6.46	$1.16	2,619,117	$0.63

All share information has been adjusted to reflect a 7.0378-for-one stock split which was effective January   , 2007.

6.	Segment Data

The Company’s product segments are as follows:

•	Unmanned Aircraft Systems (“UAS”) — The UAS segment consists primarily of the design and manufacture of small unmanned aircraft systems solutions.

•	PosiCharge Fast Charge Systems (“PosiCharge”) — The PosiCharge segment supplies fast charge systems for electric industrial vehicle batteries.

•	Energy Technology Center — The Energy Technology Center segment consists of energy development projects and power processing test equipment product sales.

Because the products they design and sell generally define operating segments, they do not make sales to each other. Depreciation and amortization related to the manufacturing of goods is included in gross profit for the segments. The Company does not discretely allocate assets to its operating segments, nor does the CODM evaluate operating segments using discrete asset information. Consequently, the Company operates its financial systems as a single segment for accounting and control purposes, maintains a single indirect rate structure across all segments, has no inter-segment sales or corporate elimination transactions, and maintains only limited financial statement information by segment.

7.	Related Party Transactions

As of October 28, 2006 and April 30, 2006, the Company’s directors, executive officers and their affiliates collectively owned approximately 79% and 77% of the Company’s total outstanding shares of stock, respectively. Accordingly, the Company’s directors and executive officers, as a group, control the vote on all matters requiring stockholder approval, including the election of directors.

8.	Subsequent Events (unaudited)

On November 15, 2006, the Company’s board of directors approved and recommended to the stockholders a merger to effect the reincorporation of the Company in Delaware. This merger, which

AeroVironment, Inc.

Unaudited Notes to Condensed Consolidated Financial Statements — (Continued)

was consummated on December 6, 2006, was approved by the stockholders on November 16, 2006. Subsequent to the merger, on January   , 2007, the Company’s board of directors approved a 7.0378-to-one stock split, which was effected on January   , 2007. All share and per share information has been adjusted to reflect the stock split.

The segment results are as follows (in thousands):

	For the Six
	Months Ended
	October 29,	October 28,
	2005	2006

Revenue
UAS	$57,867	$62,858
PosiCharge	11,664	9,458
Energy Technology Center	3,770	4,430

Total	73,301	76,746
Gross margin
UAS	22,385	23,787
PosiCharge	4,649	3,761
Energy Technology Center	1,783	2,208

Total	28,817	29,756

Research and development	7,081	7,021
Selling, general and administrative	11,250	12,867

Income from operations	10,486	9,868
Interest income	63	353
Interest expense	(59)	(6)

Income before income taxes	$10,490	$10,215

Geographic Information

Sales to non-U.S. customers accounted for 0.6% and 7.6% of revenue for the six months ended October 29, 2005 and October 28, 2006, respectively.

Developing and Delivering Technologically-Advanced Industrial Fast Charge Systems

WAREHOUSES
FACTORIES
Charging 51%
43.6V 399A 87F
POSICHARGE
AIRPORTS
DISTRIBUTION CENTERS

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

6,700,000 Shares

AeroVironment, Inc.

Common Stock

Goldman, Sachs & Co.

Friedman Billings Ramsey

Jefferies Quarterdeck

Raymond James

Stifel Nicolaus

Thomas Weisel Partners LLC

Through and including          , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq Global Market listing fee.

Amount to be
Item	paid

SEC Registration Fee	$13,191
NASD Filing Fee	12,832
Nasdaq Global Market Listing Fee	100,000
Legal Fees and Expenses	*
Accounting Fees and Expenses	*
Printing and Engraving Expenses	*
Transfer Agent and Registrar Fees	*
Miscellaneous Expenses	*

Total	$ *

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers

We reincorporated in Delaware in December 2006, in connection with this offering. Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding — other than an action by or in the right of the corporation — by reason of the fact that the person is or was a director, officer, agent, or employee of the corporation, or is or was serving at our request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (b) if such person acting in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation, and with respect to any criminal action or proceeding had no reasonable cause to believe their conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well but only to the extent of defense expenses, including attorneys’ fees but excluding amounts paid in settlement, actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to the corporation, unless the court believes that in light of all the circumstances indemnification should apply.

Our amended and restated certificate of incorporation, to be attached as Exhibit 3.2 hereto, and our amended and restated bylaws, to be attached as Exhibit 3.4 hereto, which will be effective upon completion of the offering of our common stock pursuant to this registration statement, will provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporate Law. In addition, in connection with this offering, we intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification provisions contained in these agreements may be broader than those contained in the Delaware General Corporation Law. In addition, we intend to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

The underwriting agreement, to be attached as Exhibit 1.1 hereto, provides for indemnification by the underwriters of us, our executive officers and directors, and indemnification of the underwriters by us for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement.

Item 15.	Recent Sales of Unregistered Securities

During the last three years, we have issued securities in the following transactions, each of which was exempt from the registration requirements of the Securities Act. No underwriters were involved in any of the below-referenced sales of securities.

1. From May 2003 through October 2006, we granted stock options to purchase 1,045,114 shares of our common stock at exercise prices ranging from $0.64 to $11.79 per share to our employees and directors under our employee benefit plans. During this period, 136,534 options were surrendered resulting in a net of 908,580 options granted. During that time, options to purchase 2,750,302 shares of our common stock were exercised, for an aggregate consideration of approximately $1,432,202.

The sales and issuances of securities in the transactions described above were deemed to be exempt from registration under the Securities Act of 1933, as amended, in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act of 1933, as amended, as transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. All recipients had adequate access, through employment or other relationships, to information about us.

There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16.	Exhibits and Financial Statement Schedules

Exhibits

The attached Exhibit Index is incorporated herein by reference.

Financial Statement Schedules

Schedule II: Valuation and Qualifying Accounts

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings

We hereby undertake to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons of the Registrant, we have been advised that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by the Registrant of expenses incurred or paid by any of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether this indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of this issue.

We hereby undertake that:

(a) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, AeroVironment, Inc. has duly caused this Amendment No. 5 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Monrovia, California on the 3rd day of January, 2007.

AEROVIRONMENT, INC.

By:	/s/ Timothy E. Conver
Timothy E. Conver
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 5 to Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Timothy E. Conver Timothy E. Conver	Chief Executive Officer and Director (Principal Executive Officer)	January 3, 2007

* Stephen C. Wright	Chief Financial Officer (Principal Financial and Accounting Officer)	January 3, 2007

* Paul B. MacCready	Chairman of the Board of Directors	January 3, 2007

* Joseph F. Alibrandi	Director	January 3, 2007

* Kenneth R. Baker	Director	January 3, 2007

* Arnold L. Fishman	Director	January 3, 2007

* Murray Gell-Mann	Director	January 3, 2007

* Charles R. Holland	Director	January 3, 2007

By: /s/ Timothy E. Conver Timothy E. Conver Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement
3	.1*	Restated Articles of Incorporation of AeroVironment, Inc., as currently in effect
3	.2*	Form of Amended and Restated Certificate of Incorporation of AeroVironment, Inc., to be in effect upon completion of the offering
3	.3*	Amended Bylaws of AeroVironment, Inc., as currently in effect
3	.4*	Form of Amended and Restated Bylaws of AeroVironment, Inc., to be in effect upon completion of the offering
4	.1*	Form of AeroVironment, Inc.’s Common Stock Certificate
4	.2*	Voting Agreement, dated July 29, 2004, among AeroVironment, Inc., P. and J. MacCready Living Trust (Restated), Parker MacCready, Tyler MacCready, Marshall MacCready, the Whiting Family Limited Partnership and Timothy E. Conver
4	.3*	Irrevocable Proxy, dated October 30, 2000, between W. Ray Morgan and AeroVironment, Inc.
4	.4*	Proxy for Common Stock of AeroVironment, Inc., dated January 8, 1993, between Marshall MacCready and Paul B. MacCready
4	.5*	Proxy for Common Stock of AeroVironment, Inc., dated January 14, 1993, between Tyler MacCready and Paul B. MacCready
4	.6*	Proxy for Common Stock of AeroVironment, Inc., dated January 14, 1993, between Parker MacCready and Paul B. MacCready
5	.1**	Opinion of Latham & Watkins LLP
10	.1*#	Form of Director and Executive Officer Indemnification Agreement
10	.2*#	AeroVironment, Inc. Nonqualified Stock Option Plan
10	.3*#	Form of Nonqualified Stock Option Agreement pursuant to the AeroVironment, Inc. Nonqualified Stock Option Plan
10	.4*#	AeroVironment, Inc. Directors’ Nonqualified Stock Option Plan
10	.5*#	Form of Directors’ Nonqualified Stock Option Agreement pursuant to the AeroVironment, Inc. Directors’ Nonqualified Stock Option Plan
10	.6*#	AeroVironment, Inc. 2002 Equity Incentive Plan
10	.7*#	Form of AeroVironment, Inc. 2002 Equity Incentive Plan Stock Option Agreement
10	.8*#	AeroVironment, Inc. 2006 Equity Incentive Plan
10	.9*#	Form of Stock Option Agreement pursuant to the AeroVironment, Inc. 2006 Equity Incentive Plan
10	.10*#	Form of Performance Based Bonus Award pursuant to the AeroVironment, Inc. 2006 Equity Incentive Plan
10	.11*#	AeroVironment, Inc. Supplemental Executive Retirement Plan, dated May 19, 2005
10	.12*	Sublease Agreement, dated February 17, 2005, among AeroVironment, Inc., L-3 Communications Corporation and Thermotrex Corporation, for the property located at 900 Enchanted Way, Simi Valley, California 93065
10	.13*	Standard Industrial/Commercial Single-Tenant Lease, dated August 8, 2005, between AeroVironment, Inc. and FKT Associates, for the property located at 1960 Walker Ave., Monrovia, California 91016
10	.14*	Business Loan Agreement, dated June 16, 2005, between AeroVironment, Inc. and California Bank & Trust
10	.15*†	AV Direct Project Request, dated July 7, 2005, between AeroVironment, Inc. and Marine Corps System Command
10	.16*†	Award Contract, dated December 22, 2005, between AeroVironment, Inc. and Marine Corps System Command
10	.17*†	Award Contract, dated August 15, 2005, between AeroVironment, Inc. and U.S. Army Aviation & Missile Command
10	.18*†	Award Contract, dated September 21, 2004, between AeroVironment, Inc. and Natick Contracting Division
10	.19*†	Award Contract, dated January 2, 2004, between AeroVironment, Inc. and U.S. Army Aviation & Missile Command

Exhibit
Number		Description

10	.20*#	Standard Consulting Agreement, dated February 1, 2004, between AeroVironment, Inc. and Charles R. Holland
10	.21*#	Standard Consulting Agreement, dated November 1, 2005, between AeroVironment, Inc. and Charles R. Holland
10	.22*#	Promissory Note, dated June 30, 2004, between AeroVironment, Inc. and Timothy E. Conver
10	.23*#	Retiree Medical Plan
21	.1*	Subsidiaries of AeroVironment, Inc.
23.1		Consent of Ernst & Young LLP, independent registered public accounting firm
23	.2**	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
24	.1*	Power of Attorney

*	Previously filed.

**	To be filed by amendment.

†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the SEC.

#	Indicates management contract or compensatory plan.